Consolidated Financial Statements as of December 31, 2023
Together with independent auditors’

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

TABLE OF CONTENTS

Independent Auditor's report on Consolidated Financial Statements
Cover
Consolidated Statement of Financial Position
Consolidated Statement of Income
Consolidated Statement of Other Comprehensive Income – Not used
Consolidated Statement of Changes in Shareholders’ Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
1. General Informationand purpose of these consolidated financial statements
2. Economic context
3. Accounting standards policies and basis for preparation
4. Areas of higher professional judgment and significant accounting estimates
5. Statement of cash flows
6. Debt securities at fair value through profit or loss
7. Derivative instruments
8. Financial Instruments
9. Loans and other financing arrangements
10. Other debt securities
11. Other financial assets and liabilities
12. Other non-financial assets and liabilities
13. Liabilities at fair value through profit or loss
14. Income tax
15. Negotiable obligations issued
16. Provisions
17. Capital Stock
18. Interest income and adjustments / fee and commission income
19. Interest expense and adjustments / fee and commission expense
20. Net income from measurement of financial instruments at fair value through profit or loss
21. Exchange rate differences on gold and foreign currency
22. Other operating income / (expense)
23. Expenses by function and nature
24. Employee benefits
25. Segment reporting
26. Off-balance sheet accounts

27. Transactions and balances with related parties
28. Financial risk factors
29. Capital management
30. Additional information required by the Argentine Central Bank
31. Subsequent events
Schedule A – Not used
Schedule B – Consolidated Classification of Loans and Other Financing Arrangements by Status and Guarantees Received
Schedule C – Consolidated Concentration of Loans and Other Financing Arrangements
Schedule D – Consolidated Breakdown of Loans and Other Financing Arrangements by Maturity Dates
Schedule E – Not used
Schedule F – Consolidated Changes in Propertyand Equipment. Consolidated Change in Investment Property.
Schedule G – Consolidated Changes in Intangible Assets.
Schedule H – Consolidated Concentration of Deposits
Schedule I – Consolidated Breakdown of Financial Liabilities by Maturity Dates
Schedule J – Not used
Schedule K – Not used
Schedule L – Not used
Schedule M – Not used
Schedule N – Not used
Schedule O – Not used
Schedule P – Consolidated Categories of Financial Assets and Liabilities
Schedule Q – Consolidated Breakdown of P&L
Schedule R – Consolidated Allowance for Loan Losses

Independent Auditor's Report

To the Shareholders and Board of Directors of
Banco Hipotecario S.A.

Opinion

We have audited the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2023, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries as of December 31, 2023, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by de International Accounting Standards Board (IFRS).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Banco Hipotecario S.A. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Banco Hipotecario S.A.'s ability to continue as a going concern for at least 12 months from December 31, 2023.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery,intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that,individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●
Exercise professional judgment and maintain professional skepticism throughout the audit.

●
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risk.Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Banco Hipotecario S.A.'s internal control. Accordingly, no such opinion is expressed.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●
Conclude whether, in our judgment, there are conditions or events,considered in the aggregate, that raise substantial doubt about Banco Hipotecario S.A.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other matter

The accompanying consolidated statement of financial position of Banco Hipotecario S.A. as of December 31, 2022, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, were not audited, reviewed or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

Buenos Aires, Argentina
June 18, 2024

Abelovich, Polano & Asociados S.R.L. (Partner)
Noemí I. Cohn

BANCO HIPOTECARIO S.A.

Registered office:	Reconquista 151 – City of Buenos Aires – Argentine Republic
Main activity:	Banking
Taxpayer’s Identification Number (CUIT):	30-50001107– 2
By-laws’ date of registration with the Public Registry of Commerce:	September 28, 1997
Date of registration of the latest amendment to the by-laws:	January 23, 2019 (No. 1643 of Stock Corporations Book 93)
Expiration date of the by-laws:	99 years from the date of incorporation (September 28, 1997)

Capital structure as of 12/31/2023
Shares
Number	Type	Nominal value	No. of votes per share	Class	Subscribed and paid-in
					(In thousands of ARS)
664,376,845	Common registered shares	1	1	A	664,377
75,000,000		1	1	C	75,000
760,623,155		1	3	D	760,623
1,500,000,000					1,500,000

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

ITEM	NOTES	12/31/2023 (Audited)	12/31/2022 (Unaudited)

ASSETS

Cash and bank deposits (Schedule P)	5	98,793,594	86,250,455
Debt securities at fair value through profit or loss (Schedule P)	6	143,883,964	399,176,701
Derivative instruments (Schedule P)	7	402,791	225,669
Reverse Repurchase transactions (Schedule P)	8.1	950,133,490	305,748,324
Other financial assets (Schedule P)	11.1	35,762,410	32,668,506
Loans and other financing arrangements (Schedule B, C, P)	9	142,587,921	236,551,990
Other debt securities (Schedule B, C, P)	10	33,146,129	86,973,279
Financial assets pledged as collateral (Schedule P)	30.2	18,509,983	13,207,366
Current income tax assets	14	-	1,030,133
Investments in equity instruments (Schedule P)		5,773,485	3,834,817
Investments in associates and joint ventures	30.3	32,005,000	-
Property and equipment (Schedule F)	12.1	40,026,528	39,839,891
Intangible assets (Schedule G)	12.2	2,244,147	1,955,727
Deferred income tax assets	14	226,520	856,772
Other non-financial assets	12.3	10,014,762	9,814,550
Non-current assets held for sale	12.4	-	42,182,825
TOTAL ASSETS		1,513,510,724	1,260,317,005

The complete notes and schedules are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONT.)
As of December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

ITEM	NOTES	12/31/2023 (Audited)	12/31/2022 (Unaudited)

LIABILITIES

Deposits (Schedule H, P)		1,130,083,634	921,025,197
Liabilities at fair value through profit or loss (Schedule P)	13	27,630,045	-
Derivative instruments (Schedule P)	7	-	485
Other financial liabilities (Schedule P)	11.2	49,476,514	76,203,661
Loans from the BCRA (*) and other financial institutions (Schedule P)	5	2,752,729	919,023
Negotiable obligations issued (Schedule P)	5 and 15	38,320,559	44,846,508
Current income tax liabilities	14	3,258,487	2,075,575
Provisions	16	3,075,855	3,438,852
Deferred income tax liabilities	14	11,019,897	10,782,547
Other non-financial liabilities	12.5	33,007,936	39,209,013
TOTAL LIABILITIES		1,298,625,656	1,098,500,861

SHAREHOLDERS’ EQUITY
Capital stock	17	1,500,000	1,500,000
Inflation adjustment of Capital Stock		133,272,047	133,272,047
Reserves		18,855,083	-
Retained earnings / (acummulated deficit)		3,894,015	(6,178,380)
Income for the year		51,701,861	28,927,478

Shareholders’ equity attributable to parent’s shareholders		209,223,006	157,521,145
Shareholders’ equity attributable to non-controlling interests		5,662,062	4,294,999

TOTAL SHAREHOLDERS’ EQUITY		214,885,068	161,816,144
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,513,510,724	1,260,317,005

(*) Argentine Central Bank

The complete notes and schedules are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
For the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Item	Note	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Interest income and adjustments (Schedule Q)	18	627,989,269	285,583,103
Interest expense and adjustments (Schedule Q)	19	(675,540,055)	(330,226,111)
Net interest expense		(47,550,786)	(44,643,008)

Fee and commission income (Schedule Q)	18	29,539,474	33,532,214
Fee and commission expense (Schedule Q)	19	(1,942,338)	(2,305,002)
Net fee and commission income		27,597,136	31,227,212

Net income from measurement of financial instruments at fair value through profit or loss (Schedule Q)	20	377,379,843	235,234,135
(Loss)/income from assets written-off measured at amortized cost		(8,016,142)	27,798
Foreign currency exchange differences	21	(19,526,415)	613,496
Other operating income	22	47,594,766	51,141,242
Loan loss		(4,913,049)	(5,644,793)
Net operating income		372,565,353	267,956,082

Employee benefits	24	(74,056,391)	(69,420,272)
Administrative expenses	23	(33,095,030)	(32,017,948)
Depreciation and impairment of assets		(4,710,997)	(5,509,694)
Other operating expenses	22	(79,996,839)	(79,885,776)
Operating income		180,706,096	81,122,392

Loss on net monetary position		(121,309,392)	(23,746,303)
Net income before income tax		59,396,704	57,376,089

Income tax expense	14	(6,681,681)	(28,869,875)

NET INCOME FOR THE YEAR		52,715,023	28,506,214
Net income for the year attributable to parent’s shareholders		51,701,861	28,927,478
Net income/(loss) for the year attributable to non-controlling interests		1,013,162	(421,264)

The complete notes and schedules are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME (CONT.)
For the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Earnings per Share	12/31/2023 (Audited)	12/31/2022 (Unaudited)

NUMERATOR
Income attributable to parent’s shareholders	51,701,861	28,927,478

Income attributable to parent’s shareholders adjusted to reflect the effect of dilution	51,701,861	28,927,478

DENOMINATOR
Weighted average of outstanding common shares for the fiscal year	1,474,940	1,473,240

Weighted average of outstanding common shares for the fiscal year adjusted to reflect the effects of dilution	1,474,940	1,473,240

BASIC EARNINGS PER SHARE	35.054	19.635
DILUTED EARNINGS PER SHARE	35.054	19.635

The complete notes and schedules are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	Capital Stock
Changes	Outstanding	Treasury	Inflation adjustment of capital stock	Legal reserve	Retained earnings	Total Shareholders’ equity attributable to parent’s shareholders	Total Shareholders’ equity attributable to non-controlling interests	Total Shareholder’s equity
Balances as of 12.31.22 (Unaudited)	1,473,832	26,168	133,272,047	-	22,749,098	157,521,145	4,294,999	161,816,144
Distribution of unappropriated retained earnings / (losses) – Approved by the Shareholders’ Meeting held on 03/30/2023 (*)	-	-	-	18,855,083	(18,855,083)	-	-	-
Share-based payments under compensation plan	2,231	(2,231)	-	-	-	-	-	-
Other changes	-	-	-	-	-	-	353,901	353,901
Net income for the year	-	-	-	-	51,701,861	51,701,861	1,013,162	52,715,023
Balances as of 12.31.2023 (Audited)	1,476,063	23,937	133,272,047	18,855,083	55,595,876	209,223,006	5,662,062	214,885,068

The complete notes and schedules are an integral part of these consolidated financial statements.

(*) See Note 3.4.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
for the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	Capital Stock
Changes	Outstanding	Treasury	Inflation adjustment of Capital stock	Retained earnings /accumulated deficit	Total Shareholders’ equity attributable to parent’s shareholders	Total Shareholders’ equity attributable to non-controlling interests	Total Shareholder’s equity
Balances as of 12.31.2021	1,472,210	27,790	158,756,798	(31,663,131)	128,593,667	3,657,219	132,250,886
Absorption of unappropriated retained earnings / (losses) – Approved by the Shareholders’ Meeting held on 03/30/2022	-	-	(25,484,751)	25,484,751	-	-	-
Share-based payments under compensation plan	1,622	(1,622)	-	-	-	-	-
Distribution of subsidiary dividends	-	-	-	-	-	1,059,044	1,059,044
Net income / (loss) for the year	-	-	-	28,927,478	28,927,478	(421,264)	28,506,214
Balances as of 12.31.2022 (Unaudited)	1,473,832	26,168	133,272,047	22,749,098	157,521,145	4,294,999	161,816,144

The complete notes and schedules are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)

In thousands of Argentine Pesos, except otherwise indicated

ITEM	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Net income before income tax	59,396,704	57,376,089

Adjustments to obtain cash flows from operating activities
Loss on net monetary position	121,309,392	23,746,303
Depreciation and impairment of assets	4,710,997	5,509,694
Loan loss, net of reversed allowances	4,236,783	5,082,007
Provisions (Note 22)	6,855,524	6,401,546
Net interest expense	47,550,786	44,643,008
Net income from measurement of financial instruments at fair value through profit or loss	(376,949,059)	(234,963,018)
Loss from valuation of non-current assets held for sale, investment property and property and equipment (Note 22)	7,939,722	24,645,353
(Net increase) / net decrease from operating assets
Debt securities at fair value through profit or loss	361,870,024	(77,851,522)
Derivative instruments	(330,324)	678,061
Reverse repurchase transactions	(381,919,945)	407,192,186
Loans and other financing arrangements
Non-financial public sector	(127)	13
Financial sector	(1,512,791)	4,844,052
Non-financial private sector and foreign residents	50,584,509	28,103,322
Other debt securities	30,647,943	54,929,443
Financial assets pledged as collateral	(14,268,801)	1,584,235
Investments in equity instruments	(4,542,039)	(2,287,772)
Other assets	(108,693,978)	(77,303,124)
Net increase / (net decrease) from operating liabilities
Deposits
Non-financial public sector	23,632,494	(192,007,083)
Financial sector	114	(539)
Non-financial private sector and foreign residents	141,255,165	(103,206,310)
Liabilities at fair value through profit or loss	27,630,045	(1,859,337)
Derivative instruments	(620,466)	(573,062)
Repurchase transactions	(541,195)	(231,379)
Other liabilities	70,346,430	118,726,814
Income tax paid	(116,546)	(141,585)
Total cash flows generated by operating activities	68,471,361	93,037,395

The complete notes and schedules are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT.)
for the fiscal years ended December 31, 2023 (Audited) and 2022 (Unaudited)

In thousands of Argentine Pesos, except otherwise indicated

ITEM	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Cash flows from investing activities
Payments
Purchase of property and equipment, intangible assets and other assets	(2,855,010)	(1,844,766)
Collections
Sale of property and equipment and other assets	36,345	189,270
Total cash flows used in investing activities	(2,818,665)	(1,655,496)
Cash flows from financing activities
Payments
Unsubordinated negotiable obligations (Note 5)	(11,475,432)	(78,864,537)
Loans from domestic financial institutions (Note 5)	(4,357,416)	(189,654,477)
Other payments related to financing activities	(4,954,997)	(4,744,498)
Collections
Unsubordinated negotiable obligations (Note 5)	-	13,020,486
Loans to domestic financial institutions (Note 5)	3,424,251	188,854,324
Total cash flows used in financing activities	(17,363,594)	(71,388,702)

Effect of exchange rate variations	22,807,530	9,857,071

Effect of loss on net monetary position of cash	(58,553,493)	(53,463,536)

TOTAL VARIATION IN CASH FLOWS
Net increase / (decrease) for the year	12,543,139	(23,613,268)
Cash at beginning of year, restated	86,250,455	109,863,723
Cash at year end	98,793,594	86,250,455

Notes and schedules are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

1. GENERAL INFORMATION

Banco Hipotecario S.A. (hereinafter, the “Bank” or “the Entity”) is a financial institution subject to the Financial Institutions Law No. 21526.

The Bank is the result of the privatization of the then Banco Hipotecario Nacional (an institution established in 1886), pursuant to Law No. 24855 passed on July 2, 1997 and enacted by the National Executive Branch (PEN) through Decree No. 677 dated July 22, 1997, and regulatory Decree No. 924/97, whereby Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law No. 23696 and transformed into a corporation ("sociedad anónima"). The new entity arising from this transformation does business under the name of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law No. 21526. The Bank provides retail and corporate banking services. In addition, through its subsidiaries, it provides life and personal accident insurance.

These consolidated financial statements as of and for the fiscal year ended December 31, 2023 include the Bank and its subsidiaries, that is, companies and structured entities controlled by the Bank (collectively, the “Group”).

The companies controlled by the Group include:

● BACS Banco de Crédito y Securitización S.A. (BACS): An investment bank engaged in designing financial solutions for businesses, including securitizations and credit portfolio management. The Bank owns a 62.28% stake in BACS' capital stock and votes.
● BHN Sociedad de Inversión S.A.: The holding entity of BHN Vida S.A. and BHN Seguros Generales S.A. The Bank directly and indirectly owns a 100% stake in BHN Sociedad de Inversión S.A.’s capital stock and votes. In turn, the Bank indirectly owns 100% of the shares in Toronto Trust Gestión Mutual Fund and 37.46% of the shares in Toronto Trust Argentina 2021.

The structured entities controlled by the Bank include:

●
CHA Financial Trusts Series IX to XIV

In the case of mutual funds, at each period-end, the Bank analyzes the shares held in order to conclude on the existence of control at each date. This analysis considers not only the direct and indirect investments held by the Group but also the composition of the rest of the investors in order to conclude on the need for consolidation under IFRS 10.

Purpose of these financial statements

One of the Group’s main shareholders is IRSA Inversiones y Representaciones (“IRSA”), a Company which shares are publicly offered and listed on the New York Stock Exchange (NYSE). These consolidated financial statements have been prepared to satisfy IRSA’s reporting requirements under the applicable standards issues by Securities and Exchange Commission (SEC).

The accounting standards and basis of preparation followed in the preparation of these consolidated financial statements are described in Note 3.

2. CHANGES IN THE MACROECONOMIC CONTEXT AND FINANCIAL AND CAPITAL SYSTEMS

The Group operates amidst an economic environment whose main variables have shown substantial volatility, such as high inflation level and the decline in economic activity that began in previous years.

In particular, and concerning financial assets, measures were taken as regards the extension of maturities and/or restructuring of government securities.

As of the date of these financial statements, the Group maintains public sector debt instruments affected by the measured referred to above.

Besides, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a) Restrictions on positions held by entities in Bills issued by the BCRA (LELIQ);
b) Ceiling rates on credit card financing arrangements and floor rates on time deposits;
c) A financing line for Micro, Small & Medium Entities' (MSME) productive investments that financial institutions are required to hold.

During the last quarter of 2023, certain impacts on some of the relevant economic and financial variables have deepened, such as a devaluation of the peso, an increase in prices due to accelerated inflation and volatility in the value of securities and shares, among others. As of the date of these financial statements, the circumstances described above have not changed.

The events described in this Note affect the Group's operations, as well as the calculation of credit losses and the valuation of public sector debt instruments.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The Group’s Management permanently monitors the evolution of the aforementioned circumstances in order to define possible actions to be taken and identify possible impacts on its equity and financial position, which would be required to disclose in the financial statements.

3. ACCOUNTING STANDARDS POLICIES AND BASIS FOR PREPARATION

Banco Hipotecario S.A. is a financial institution subject to Financial Institutions Law No. 21526 and, as such, is also required to comply with the regulations established by the BCRA in its capacity as Regulator of Financial Institutions. The Bank is also required to comply with the regulations set by the Argentine Securities Commission (“CNV”), in accordance with Law No. 26831.

These consolidated financial statements were approved by the Board of Directors at a virtual meeting held on June 18, 2024.

3.1. Basis of presentation of financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC). All the IFRSs in force as of the date of preparation of these consolidated financial statements have been applied.

The BCRA, through Communications “A” 5541 and its amendments, established a convergence plan towards the adoption of IFRS as issued by the IASB, and the interpretations issued by the IFRIC, for the entities under its supervision, effective for fiscal years commencing January 1, 2018, with certain exceptions.

The Group has presented its local financial statements under these rules on February 22, 2024.

The Group’s management has concluded that these consolidated financial statements fairly present its financial position, financial performance and cash flows.

In preparing these consolidated financial statements, the Group is required to make estimates and assessments affecting the reported amounts of assets and liabilities, the disclosure of contingencies, as well as the reported amounts of income and expenses during the year. In this sense, estimates are made, for instance, to calculate the allowance for credit risk, the useful life of property& equipment, depreciation and amortization, the recoverable value of assets, the income tax expense, some labor-related costs, and the provisions for contingencies and labor, civil and commercial lawsuits and the fair value of certain financial instruments. Future actual results may differ from the estimates and assessments made as of the date these consolidated financial statements were prepared.

The areas involving a higher degree of judgment or complexity or the areas in which the assumptions and estimates are material for these consolidated financial statements are described in Note 4.

3.2. Functional and presentation currency

All of the Group’s entities consider the Argentine Peso as functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise specified.

International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in terms of the current measurement unit at the end of the reporting year.

The standard sets out a number of factors that should be considered to conclude that an economy is hyperinflationary under IAS 29, including a cumulative inflation rate for three consecutive years close to, or in excess of, 100%. Therefore, pursuant to IAS 29, the Argentine peso is considered a currency of a hyperinflationary economy as from July 1, 2018.

Such restatement should be made as if the economy had always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of the currency. In order to make such restatement, a series of indexes are prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, as per its Spanish acronym), which combine:

●
For items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”); and
●
For items prior to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), based on the Wholesale Domestic Price Index (IPIM, Spanish acronym) compiled by INDEC.

Considering the index referred above, inflation for the fiscal years ended December 31, 2023 and 2022 was 211.41% and 94.79%, respectively.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Under IAS 29, assets and liabilities that are not stated in the measuring unit current at the end of the reporting year should be adjusted by applying the relevant price index. The adjusted value of a non-monetary item is written down if it exceeds its recoverable value.

In applying IAS 29 to the consolidated statement of financial position, the Group has relied on the following methodology and criteria:

●
Non-monetary assets were restated by applying the price index. The restated amounts were reduced to their recoverable values, by applying the relevant IFRS, where appropriate.
●
Monetary assets were not restated.
●
Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the relevant contract.
●
Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.
●
As of January 1, 2019, all shareholders' equity items, other than Unappropriated retained earnings/ losses, were restated by applying the relevant price index, as from the date of contribution or origination. In subsequent years, all shareholders' equity items were restated by applying the relevant price index as from the beginning of the year or the contribution date, if later.

In applying IAS 29 to the consolidated statements of income and cash flows, the Group has relied on the following methodology and criteria:

●
All items of the consolidated statements of income and cash flows were restated in terms of the measuring unit current at the end of the reporting year.
●
The gain or loss on net monetary position is recognized in the consolidated statement of income.
●
Gains or losses on cash are disclosed in the statement of cash flows separately from cash flows from operating, investing, and financing activities, as a reconciling item between cash at the beginning of the year and at year-end.

Comparative information was restated in terms of the measuring unit current as of December 31, 2023.

3.3. Going Concern

As of the date of issuance of these consolidated financial statements, there are no uncertainties with respect to events or conditions that may raise doubts about whether the Group may continue operating normally as a going concern.

3.4. Distribution of retained earnings

On March 30, 2023, the Shareholders' Meeting resolved to distribute retained earnings accumulated as of December 31, 2022, allocating them to the Legal Reserve.

3.5. Comparative information

The unaudited information contained in these consolidated financial statements and in their respective notes as of December 31, 2022, is presented for comparative purposes only with the information as of December 31, 2023.

3.6. Accounting standards issued

a)The following standards and amendments to standards became effective on January 1, 2023; they have not had a material impact on the Group's financial statements:

●
Disclosures of accounting policies (amendment to IAS 1 and IFRS Practical Statement 2).
●
Definition of accounting estimate (amendment to IAS 8).
●
Deferred tax related to assets and liabilities arising from a single transaction (amendment to IAS 12).

b) Insurance contracts (IFRS 17).

On January 1, 2023, the Group adopted IFRS 17 ‘Insurance Contracts’. The Group has determined that reasonable and supportable information was available for all contracts in force at the transition date. Accordingly, the Group has: identified, recognized and measured each group of insurance contracts and each insurance acquisition cash flows asset in this category as if IFRS 17 had always applied; derecognized any existing balances that would not exist if IFRS 17 had always applied; and recognized any resulting net difference in equity.

At the transition date, the implementation of this Standard was not material for the Group.

c)The following standards and amendments to standards are effective as from January 1, 2024. The Group understands that they will not have a significant impact on its financial statements:

●
Classification of liabilities as current or non-current (amendment to IAS 1). Effective as from January 1, 2024.
●
Lease liability in a sale and leaseback (amendment to IFRS 16). Effective as from January 1, 2024.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

●
Sale or contribution of assets between an investor and its associate or joint venture (amendments to IFRS 10 and IAS 28). No effective date.

3.7. Consolidation

Subsidiaries are entities (or investees), including structured entities, over which the Group has control because (i) it has the power to direct the investee’s relevant activities substantially affecting its returns, (ii) it has exposure to, or rights in, variable returns by reason of its equity interest in the investee, and (iii) it has the ability to use its power over the investee to affect the amount of the investor's returns. The existence and effect of substantive rights, including potential substantive voting rights, is taken into account when assessing whether the Group has influence on another entity. For a right to be substantive, it must be exercisable by its holder when decisions about the direction of the entity's relevant activities need to be made. The Group may have control over an entity, even if it is entitled to less than a majority of voting rights.

In addition, other investors’ protective rights, such as those related to substantive changes to the investee's activities or only applicable under exceptional circumstances, do not prevent the Group from having power over an investee. Subsidiaries are consolidated since the date control is transferred to the Group and are removed from consolidation since the date on which control ceases.

Mutual funds: the Group acts as a mutual fund manager. In determining whether the Group controls such mutual funds, the aggregate Group's financial interest in the fund is assessed (which includes the share in the fund's return and management fees), considering also that shareholders are not entitled to remove the manager without cause. In cases where the financial interest is less than 37%, the Group concludes that it acts as an agent for the shareholders and, therefore,it does not consolidate such mutual funds with respect to the mutual funds that have been consolidated.

The following table shows the Group's subsidiaries and controlled structured entities that are consolidated:

			PERCENTAGE INTEREST
Company	Principal Line of Business	Closing date	12/31/2023 (Audited)		12/31/2022 (Unaudited)
			Direct	Direct and Indirect	Direct	Direct and Indirect
BACS Banco de Crédito y Securitización S.A. (a)	Financial Institution.	Dec-31	62.28%	62.28%	62.28%	62.28%
BHN Sociedad de Inversión S.A. (b)	Investment in companies engaged in the insurance or any other business.	Dec-31	99.99%	100.00%	99.99%	100.00%
Financial Trusts CHA Series IX to XIV	Trust Fund	Dec-31	100.00%	100.00%	100.00%	100.00%

All companies are based in Argentina and their local and functional currency is the Argentine Peso.

(a)
As of December 31, 2023 and 2022, BACS consolidates its financial statements with: BACS Administradora de Activos S.A. S.G.F.C.I. and it owns 0.01% of BHN Sociedad de Inversión Sociedad Anónima.

(b)
BHN Sociedad de Inversión Sociedad Anónima owns a 99.99% interest in BHN Vida S.A. and BHN Seguros Generales S.A. In turn, it indirectly owns 100% of the shares in Toronto Trust Gestión Mutual Fund and 37.46% of the shares in Toronto Trust Argentina 2021 Mutual Fund.

For purposes of the consolidation, the Group relied on the subsidiaries’ financial statements for the fiscal year ended December 31, 2023, which are consistent with the same period of the Bank's financial statements. Such financial statements have been adjusted to reflect identical criteria as those applied by the Bank in preparing its consolidated financial statements. These adjustments and reconciliations were subject to management’s monitoring and confirmation mechanisms considering all significant items with differing treatment in the applied standards, mainly including deferred tax, lease reporting and actuarial reserves.

Accounts receivable and payable and gains (losses) from inter-company transactions were eliminated from the consolidated financial statements.

A non-controlling interest is a subsidiary's share of net income (loss) and shareholders’ equity attributable to interests which are not owned by the Bank, either directly or indirectly. The non-controlling interest is disclosed as a separate item of the Group's shareholders’ equity.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

3.8. Transactions with the non-controlling interest

The Group considers transactions with the non-controlling interest as if they were transactions with the Group's shareholders. When acquiring a non-controlling interest, the difference between the price paid and the respective interest in the carrying amount of the subsidiary's net assets acquired is recognized in shareholders’ equity. The gains and losses on the disposal of equity interests are also recognized in shareholders’ equity, to the extent control is maintained. The non-controlling interest constitutes an item separate from the Group’s equity and profit or loss.

3.9. Joint Arrangements

Joint arrangements are contractual arrangements whereby the Group and other party(ies) have joint control of such arrangement. In accordance with IFRS 11, investments in joint arrangements are classified as joint ventures or joint operations according to each investor’s contractual rights and obligations, without considering the arrangement’s legal structure. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is an arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and has determined that BHSA’s interest in Edificio del Plata Trust is a joint operation, and therefore it acts as a joint operator.

In accordance with the provisions of IFRS 11 “Joint Arrangements”, the Group recognizes in connection with its interest in the joint operation:

(a) its assets, including its share in any assets held jointly;
(b) its liabilities, including its share in any liabilities incurred jointly;
(c) its revenue from ordinary activities generated by the sale of its share of the output arising from the joint operation;
(d) its share of the revenue from the sale of the output by the joint operation; and
(e) its expenses, including its share of any expenses incurred jointly.

A joint operator shall account for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

In addition, at each closing date, it is determined whether there is any objective evidence of impairment of the assets relating to the investment in the joint operation. If that is the case, the Group calculates the amount of impairment as the difference between the recoverable value of the assets of the joint operation and its carrying value, and recognizes such difference under “Other operating expenses” in the statement of income.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the joint operator shall recognize gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation. When such transactions provide evidence of a reduction in the net realizable value of the assets to be sold or contributed to the joint operation, or of an impairment loss of those assets, those losses shall be fully recognized by the joint operator.

3.10. Segment reporting

An operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating profits or losses are regularly reviewed by Management to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which confidential financial information is available.

Operating segments are reported consistently with the internal reports submitted to:

(i)
Key management personnel, the utmost authority in charge of making operating decisions and allocating resources and assessing the performance of the operating segments; and
(ii)
The Board of Directors, responsible for making the Group's strategic decisions.

3.11. Foreign currency

Transactions in foreign currency are translated into functional currency at the exchange rates prevailing on the transaction or valuation dates when items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities into foreign currency at the exchange rates prevailing at closing are recognized in the consolidated statement of income under “foreign currency exchange differences,” except when they are deferred in equity due to transactions that qualify as cash flow hedges, where applicable.

Balances denominated in US Dollars are valued at the spot exchange rate defined by the BCRA at the closing of the last business day of each month.

Foreign currencies other than US Dollars have been converted to US Dollars at the spot exchange rates reported by the BCRA.

3.12. Cash and bank deposits

The item Cash and bank deposits includes cash available, unrestricted deposits held in banks.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

3.13. Financial instruments

Initial recognition

The Group recognizes a financial asset or liability in its consolidated financial statements when it becomes a party to the financial instrument contract.

Purchases and sales of financial instruments with delivery of the assets within the term generally set forth by market regulations and conditions are recognized on the transaction’s trading date on which the Group commits itself to buy or sell the asset.

These financial assets are initially recognized at fair value, plus incremental transaction costs directly attributable.
Where the fair value differs from the transaction cost, the Group recognizes the difference as follows:

When fair value is consistent with the financial asset or liability market value or is based on a valuation method relying on market values only, the difference between the fair value upon initial recognition and the transaction cost is recognized as profit or loss.

In other cases, the difference is deferred as a profit or loss only to the extent that there is a change in any factor (including time) that the market participants would consider when determining the price of the asset or liability.

Financial assets

a - Debt instruments
The Group classifies as debt instruments such instruments that are considered financial liabilities for the issuer, including loans, government and corporate securities, bonds, and accounts receivable from customers under non-recourse arrangements.

Classification
As set out in IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss, based on:

a)
the Group’s business model to manage financial assets; and
b)
the characteristics of contractual cash flows of the financial asset.

Business model
The business model is the manner in which the Group manages a set of financial assets to achieve a specific business goal. It represents the manner in which the Group maintains instruments for cash generation.

The Group may follow several business models, whose objective is:

Holding instruments until maturity in order to obtain contractual cash flows;

Holding instruments in portfolio to collect contractual cash flows and, in turn, sell them if deemed convenient; or

Holding instruments for trading.

The Group's business model does not depend on management's intended purposes for an individual instrument. Accordingly, this condition is not a classification approach of instruments on an individual basis. Instead, such classification is determined at a higher level of aggregation.

The Group only reclassifies an instrument when the business model for managing financial assets has changed.

Characteristics of cash flows
The Group assesses whether the return on cash flows from the aggregated instruments does not substantially differ from the contribution it would receive as principal and interest; otherwise, such instruments should be measured at fair value through profit or loss.

Based on the aforementioned, financial assets are classified into three categories:

i)
Financial assets measured at amortized cost:

Financial assets are measured at amortized cost when:

(a)
the financial asset is held within a business model whose objective is to maintain financial assets to collect contractual cash flows; and
(b)
the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are solely payments of principal and interest (SPPI) on the principal amount outstanding.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, net of accumulated amortization plus accrued interest (calculated by applying the effective rate method), net of impairment losses, if any.

ii)
Financial assets at fair value through other comprehensive income:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Financial assets are measured at fair value through other comprehensive income when:

(a)
the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
(b)
the contractual conditions of the financial asset give rise, on certain specified dates, to cash flows which are SPPI on the principal amount outstanding.

These financial instruments are initially recognized at fair value plus the incremental and directly attributable transaction costs and are subsequently measured at fair value through other comprehensive income. Impairment losses or reversals, interest income, and exchange gains and losses are recognized in profit or loss. The rest of the changes in fair value are included in other comprehensive income under a separate equity item. Upon the sale or disposal of the instrument, the accumulated gains or losses previously recognized in other comprehensive income are reclassified from equity to the statement of income.

iii)
Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss include:

Instruments held for trading;

Instruments specifically designated at fair value through profit or loss; and

Instruments whose contractual terms do not represent cash flows but rather SPPI on principal amount outstanding.

These financial instruments are initially recognized at fair value and any subsequent change in the fair value is recognized in the statement of income.

The Group classifies a financial instrument as held for trading if such instrument is acquired for the main purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments which are managed jointly and for which there is evidence of short-term profits.

In addition, financial assets may be designated at fair value through profit or loss when, in doing so, the Group eliminates or substantially reduces a measurement or recognition inconsistency.

b - Equity instruments
Equity instruments are those agreements that evidence a residual interest in the assets of an entity after deducting all its liabilities.

Such instruments are measured at fair value through profit or loss, except where management has availed, at the time of their initial recognition, of the irrevocable option to measure them at fair value through other comprehensive income. This method may only be applied when instruments are not held for trading and changes in the fair value are recognized in Other Comprehensive Income (OCI), with no subsequent reclassification to profit or loss. Dividends receivable from such instrument will be recognized in profit or loss only at the time the Group becomes entitled to receive payment.

Financial assets measured at fair value through profit or loss: The Group may, upon initial recognition, avail of the irrevocable option to designate an asset at fair value through profit or loss, if and only if exercising such option results in improved financial reporting because:


the Group eliminates or substantially reduces measurement or recognition inconsistencies which would otherwise be revealed in valuation;

if financial assets and liabilities are managed and performance is assessed on a fair value basis, according to a documented investment or risk management strategy; or

if a host contract contains one or more embedded derivatives.

Derecognition of financial assets
The Group derecognizes a financial asset only if any of the following conditions is met:

1.
Upon termination of the Group’s interests in the cash flows provided by the financial asset; or
2.
Upon the transfer of the financial asset pursuant to the requirements in Section 3.2.4 of IFRS 9.

The Group derecognizes financial assets that had been transferred only if the following conditions are met:

1.
When the Group has transferred its contractual rights to collect future cash flows;
2.
When the Group retains the contractual rights to collect cash flows, but assumes a repurchase obligation upon satisfaction of the following three requirements:

a.
The Group is not required to pay any amount without receiving cash flows from the transfer of the asset; and
b.
The Group is not allowed to sell the financial asset; and
c.
The Group is required to submit the cash flows it has committed to.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Financial liabilities

Classification
The Group classifies its financial liabilities, other than derivative financial instruments, guarantees issued and loan commitments as measured at amortized cost. Derivative financial instruments are measured at fair value through profit or loss.

Financial guarantees are contracts pursuant to which the Group is required to make specified payments to reimburse the holder for a loss incurred due to a specified debtor's failure to honor its payment obligations in accordance with the contractual terms of a debt instrument.

The liability arising from financial guarantees issued is initially recognized at fair value. Such liability is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when such payment is deemed probable.

Derecognition of financial liabilities
The Group derecognizes financial liabilities upon settlement; that is, when the financial liability has been settled or paid off, or the contract has expired.

3.14. Derivative instruments

Derivative instruments are carried at fair value.

All derivative instruments are accounted for as assets when fair value is positive and as liabilities when fair value is negative, relative to the agreed-upon price. Changes in the fair value of derivative instruments are recognized in profit or loss for the year.

The Group does not use hedge accounting.

3.15. Reverse repurchase and repurchase transactions

Reverse Repuchase transactions
According to the derecognition criteria set out in IFRS 9, these transactions are considered as secured borrowings since the risk has not been transferred to the counterparty.

Financing arrangements granted in the form of reverse repurchase transactions are recorded under “Repurchase Transactions” accounts. At the end of each month, accrued interest receivable is charged to “Repurchase Transactions” accounts with offsetting entry in “Interest Income.”

The underlying assets received for reverse repurchases transactions are recorded under Off-Balance Sheet Items. The assets received which have been sold by the Group are not deducted, but rather derecognized when the repurchase transaction finishes, recording an in-kind liability to reflect the obligation to deliver the security sold.

Repurchase transactions
Financing arrangements received in the form of repurchase transactions are booked under “Repurchase Transactions” accounts.

In these transactions, when the recipient of the underlying asset becomes entitled to sell it or pledge it as a collateral, the asset involved is reclassified to “Financial assets pledged as collateral”.

At the end of each month, accrued interest payable is charged to the “Repurchase Transactions” accounts with offsetting entry in “Interest Expense.”

3.16. Allowances for credit risks

Expected Credit Losses

The Group takes a forward-looking approach in assessing the expected credit losses (“ECL”) associated with financial assets measured at amortized cost or at fair value through other comprehensive income, and the exposure from loan commitments and financial guarantee contracts. Likewise, all the financial assets valued at fair value though profit and loss are excluded from the impairment model.

The Group measures the ECLs from a financial instrument in a manner that reflects:

(a)
an unbiased probability-weighted amount which is determined by assessing a range of possible outcomes;
(b)
the time value of money; and
(c)
reasonable and supportable information that is available without undue cost or effort on the reporting date, about past events, current conditions and forecasts of future economic conditions.

Grouping of instruments for losses measured on a collective basis

To assess the ECL on a collective basis, the Group make a grouping of exposures based on shared risks characteristics, such that risk exposures within group are homogeneous.

The Group has identified the following categories of debtors:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

- Commercial Portfolio: covers all financing except loans for consumption or housing and commercial loans assimilable to consumption.
- Securities portfolio: includes public and private issuances of debt securities acquired in the secondary market or through primary bidding and valued for accounting purposes at cost plus yield.
- Consumer Portfolio: includes financing excluded in the previous point.

For its part, the situation assigned to each debtor of the commercial portfolio is determined based on the customer's repayment capacity and, only secondly, based on the liquidation of its assets while, for the consumer portfolio and assimilable consumption, the situation assigned to each debtor is made based on the days of arrears incurred by the same.

Stage classification

To assess the impairment of credit, the Group applies the IFRS 9 impairment model, which classifies financial instruments into three categories based on changes in their credit risk since initial recognition, as summarized below:

● Stage 1: comprises financial assets that have not experienced a significant increase in credit risk;
● Stage 2: includes financial assets for which a significant increase in credit risk (“SICR”) has been identified since its initial recognition, but that hare not credit-impaired; and,
● Stage 3: comprises financial assets with objective evidence of impairment (default).

The calculation of the allowances for credit risk in each of these three categories is done as follows:

● ECL within a 12-month period: for financial instruments in “Stage 1”, the Group will measure ECLs at an amount equal to the portion of expected credit losses resulting from possible default events within the 12 months following the date of presentation of financial statements.
● Lifetime ECL: for financial instruments in “Stage 2” and “Stage 3,” the Group measures the ECLs resulting from possible default events over the remaining life of the financial asset.

A common approach in ECL measurement under IFRS 9 is the use of forward-looking information.

Purchased or originated credit-impaired (POCI) financial assets are financial assets which are credit impaired at initial recognition. ECLs from these financial instruments are always measured during the asset lifetime (“Stage 3).

Financial assets in “Stage 1” and “Stage 2” accrue interest at the effective interest rate on their gross book amount. Financial assets in “Stage 3” accrue interest at the effective interest rate adjusted for credit quality as from the time such assets are moved to that stage.

The following chart summarizes impairment criteria under IFRS 9 (for financial assets other than purchased or originated credit-impaired financial assets):

Changes in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase in credit risk since initial recognition)	(credit impaired)

ECLs for the 12 months after the reporting date	ECLs during the financial instrument lifetime

Below is a description of the key judgments and assumptions the Group has relied upon for ECL measurement purposes:

Significant increase in credit risk
In determining whether a financial instrument has experienced a significant increase in credit risk since initial recognition, the Group performs several analyses for retail and corporate banking customers (commercial portfolio).

The analysis also relies on several criteria, depending on the product. For instance, for the most representative products within the retail portfolio—consumer loans and credit cards—a substantial increase in credit risk is deemed to exist if debtor meets one or both of the following conditions:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

●
Contractual payments are over 30 days past due, based on the rebuttable presumption of the standard, which has been verified on the basis of the historical behavior of the Group’s portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations,
●
the product expected loss has increased significantly relative to initial recognition; such increase exceeds the thresholds previously set for the relevant default probabilities.

In order to set such thresholds, a statistical estimate methodology has been implemented on the basis of historical information of the behavior of the Group’s retail loans. This methodology is based on a quantitative analysis of the historical variation of the probability of default (PD) of loans from their initial recognition, identifying those combinations of absolute and relative thresholds per product and segment representing a significant increase in the risk, even without considering days past due at the time of observation. Such thresholds have been set in line with the current PD model and the risk segmentation previously defined for these products

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

PD Threshold for initial recognition	Minimum increase in PD that is considered significant at the reporting date
Product Credit Cards
<= 0.94%	490 bps
> 0.94% and <= 1.82%	814 bps
> 1.82% and <= 5.12%	2284 bps
> 5.12% and <= 6.73%	3002 bps
Product Consumer Loans
<= 1.5%	534 bps
> 1.5% and <= 3%	1068 bps
> 3% and <= 4.5%	1602 bps
> 4.5% and <= 6%	2135 bps
> 5% and <= 7.5%	2669 bps
Product Mortgage Loans
<= 0.1%	280 bps
> 0.1% and <= 3.1%	1143 bps
> 3.1% and <= 6.1%	2249 bps
> 6.1% and <= 9.1%	3356 bps
> 9.1% and <= 12.1%	4462 bps
> 12.1% and <= 15.1%	5568 bps
> 15.1% and <= 18.1%	6674 bps
> 18.1% and <= 21.1%	7781 bps

As regards the commercial portfolio, a significant increase in credit risk is deemed to exist if debtor's contractual payments are over 30 days past due, based on the rebuttable presumption of the standard, which has been verified on the basis of the historical behavior of the Group’s portfolio through the analysis of the changes in transactions that have reached this stage, leading to default situations.With regard to the securities portfolio, the significant increase in risk is determined at the issuer level when at least one of the associated instruments verifies a decrease in its credit rating of at least two notches and/or there is concrete evidence in the market (with a significant fall in associated prices) of an increase in the perception of credit risk.

In line with the requirements of IFRS 9, in applying those thresholds, the risk of default on the transaction at the reporting date is compared against such risk at the date of initial recognition, and both absolute and relative thresholds should be exceeded simultaneously.

Notwithstanding the foregoing, generally, for the retail and wholesale portfolios, the Group considers that a financial instrument has experienced a significant increase in credit risk when contractual payments are over 30 days past due.

Individual and collective assessment basis
ECLs are estimated on an individual as well on a collective basis. In estimating ECLs on an individual basis, the Group seeks to calculate expected losses for significant impaired risks or risks classified in Stage 2. In these cases, credit losses are calculated as the difference between expected future cash flows discounted at the effective interest rate of the transaction and the book value of the instrument.

In estimating ECLs of the retail portfolio, instruments are classified into groups of assets based on their inherent risk characteristics. Exposures within each group are segmented on the basis of similar credit risk characteristics, which are indicative of debtor's payment ability, according to applicable contractual conditions. Credit risk characteristics may include the following factors, among others:

●
Type of transaction,
●
Customer's credit scoring (rating),
●
Time in arrears,
●
Segment based on financial asset aging and/or purchase or origination terms and conditions.

The Group's Decision Management team periodically monitors and reviews that financial instruments are adequately pooled.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

In estimating ECLs for the commercial portfolio, each transaction is assessed on an individual basis.

The portfolio is segmented in two categories—SMEs Portfolio and Corporate Portfolio. In turn, each segment has its own Probability of Default ("PD") and Loss Given Default (“LGD”) parameters, which are calculated on a collective basis.

Each customer level is assigned a PD based on that customer's Credit Rating and segment. On the other hand, the LGD parameter is related to the transaction based on the segment and collateral quality.

The correct segmentation of the commercial portfolio financial instruments is monitored and reviewed periodically by the Wholesale Banking Credit Risk team.

Definition of default and impaired credit

For financial instruments within the retail portfolio,the Group considers default has occurred when contractual payments are over 90 days past due, except for mortgage loan products, in which case default is deemed to have occurred when contractual payments are over 180 days overdue.

In addition, if a Refinancing is originated on debt associated with Default products, it receives POCI treatment and is assigned to Stage 3, with PD=100% during its entire lifetime, regardless of whether it was in arrears or not.

Below is a description of the grounds on which the Bank rebuts the presumption of default after 90 days' arrears set out under IFRS 9 for mortgage loans.

Mortgage loans have associated arrears dynamics which differs from other financial instruments. This is noticeable by means of a transition analysis between tranches of arrears related to the Group's mortgage loan transactions. The following is a transition matrix specific to this product:

Average transition matrix for Mortgage Loans

Despite the fact that, as from the time a loan enters the +90 days' arrears tranche, the worsening probability seems more likely than the improvement probability, it is only upon the +180 days' arrears tranche that the worsening probability becomes substantially more significant than the improvement probability.

For financial instruments within the commercial portfolio, the Group considers a default has occurred when one or more of the following conditions are met:

● Financial instruments over 90 days past due under their respective contractual terms;
● Escalation of collection proceedings to the Collections department (commencement of recovery efforts); and
● Default on payment (for debt securities within the investment portfolio).

The aforementioned criteria are consistently applied to all financial instruments and are in line with the definition of default used by the Group for credit risk management purposes. Besides, such definition is consistently applied for PD, Exposure at Default (“EAD”) and LGD modelling purposes.

Measurement of expected credit losses (ECL) - Inputs, assumptions and calculation methods explained
ECLs are measured over a 12-month period or during the instrument lifetime, depending on whether a significant increase in credit risk has occurred since initial recognition or if an asset is deemed credit impaired. ECLs are the discounted product of the PD, EAD and LGD, defined as follows:

● PD represents the probability of a debtor's defaulting on a financial liability (as per the foregoing "Definition of default and credit impairment"), whether over the following 12 months or the financial asset remaining life ("Lifetime PD").
● EAD is based on the amounts the Group expects to be overdue at the time of the default, during the subsequent 12 months, or otherwise during the financial asset remaining life ("Lifetime EAD"). For instance, for revolving commitments, the Group includes the current drawn down balance, plus any additional amount expected to be drawn down, up to the current contractual limit at the time of default, if finally occurring.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

● LGD represents the Group's expected loss on any given exposure at default. LGD will vary depending on the type of counterparty, nature and aging of the claim and also depending on the availability of collateral or other form of credit enhancement. LGD is stated as a percentage of loss per EAD unit and is calculated over a 12-month base period or throughout the instrument lifetime, where the 12-month LGD is the percentage of loss expected to be incurred, if default occurs within the next 12 months, while lifetime LGD is the percentage of loss expected to be incurred if default occurs during the financial instrument lifetime.

ECLs are determined by forecasting the PD, LGD and EAD for each future month, and for each individual exposure or collective segment. These three components are multiplied and adjusted for the survival probability (i.e., no early payment or no default has occurred on the exposure in a previous month). This formula results in an ECL for each future month, which is then discounted at the reporting date and aggregated. The discount rate used in the ECL calculation is the original effective interest rate or other similar rate.

Lifetime PD is developed by applying a maturity profile to the current 12-month PD. The maturity profile analyzes how defaults occur within a portfolio since initial recognition and throughout the lifetime of the borrowings. The maturity profile is based on observed historical data and is supposed to be the same across all assets within a portfolio and within a credit rating band.

12-month EAD and Lifetime EAD are determined on the basis of the expected payment profile, which varies according to the type of product:

●
For non-revolving products, EAD is based on contractual payments owed by borrower during a 12-month period or throughout Lifetime.
●
For revolving products, EAD is calculated considering the drawn down balance (used up limit) and adding a "credit conversion factor" to calculate the extent to which borrower's outstanding debt will increase upon default.
12-month LGD and Lifetime LGD are determined on the basis of factors affecting post-default recoveries, with product type and the current days in arrears band remaining constant. LGD is influenced by the entity's collection strategy, including sales and indebtedness cost.

Under the model used for the Commercial Portfolio, the recovery rate is defined on the basis of the collateral/instrument associated with the transaction. In determining the coverage ratio associated with each collateral, recovery ratio schedules have been developed on the basis of collateral quality.

If a customer identified as a "relevant exposure" under the Risk Management Policy is moved to stages 2 or 3, LGD could be calculated individually, relying on information available to the Group at the time of the analysis, which allows it to estimate the expected recovery on such exposure.

The Group includes forward-looking economic information in the calculation of 12-month PD and Lifetime PD.

Forward-looking information considered in expected credit loss models
The Group’s ECL model incorporates macroeconomic forward-looking information to determine the default probabilities. To that effect, the Group carried out certain historical regression analyses and identified the key economic variables affecting credit risk and expected credit losses for each portfolio segment, including:

●
GDP
●
Inflation
●
BADLAR
●
Monetary policy rate
●
US dollar exchange rate

These economic variables and their associated impact on PD vary according to the segment in question. On a monthly basis, the Group's Strategic and Commercial Planning team makes available forecasts of these economic variables ("baseline economic scenario"), which depict the best estimate of how the economy will look like over the next years. The impact of these variables on default probabilities has been determined based on econometric regression models calibrated with the Group’s own information. Models are reviewed and recalibrated, at least, on a monthly basis, or more frequently if performance ceases to be in line with the portfolio behavior. The process involves identifying observable quantitative variables, the absolute, relative or modified extent of which could explain customers' credit behavior; calibrating as many regression models as potential combinations of variables exist and, finally, selecting the model with best predictive power, subject to the fulfillment of minimum statistical requirements ensuring robustness, as well as the economic sense of the stated ratios.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Apart from the aforementioned baseline economic scenario, the Group's Strategic and Commercial Planning team also develops other potential scenarios, together with their respective probabilities of occurrence. The number of scenarios used, and their attributes are annually established based on an analysis of the main products to ensure that the linearity effect between the future economic scenario and its associated ECLs is achieved. Scenario weightings are determined by a combination of statistical analyses and expert judgment, taking into account the range of possible outcomes best represented by each selected scenario. Like in any other economic forecast, projections and probabilities of occurrence are subject to a high degree of intrinsic uncertainty. As such, actual results may substantially differ from these forecasts.

As of December 31, 2023, ECLs recognized in the financial statements reflected the effects of 3 potential scenarios, appropriately representing nonlinearities. The Group considers that these forecasts represent its best estimate of possible outcomes and has assessed non-lineal and asymmetric impacts within the Group’s several portfolios to determine that the chosen scenarios are representative of the range of potential scenarios. Below is a detail of the macroeconomic variables of the scenarios used and their weightings:

Variable	Scenario	2023	2024
GDP1	Baseline	-9.26%	15.00%
	Best case	-8.35%	16.15%
	Worst case	-12.44%	10.98%
Inflation2	Baseline	259.67%	20.24%
	Best case	223.07%	156.12%
	Worst case	298.23%	384.42%
BADLAR3	Baseline	58.20%	-1.59%
	Best case	58.20%	-21.22%
	Worst case	58.20%	28.63%
Monetary policy rate4	Baseline	33.33%	0.00%
	Best case	33.33%	-13.19%
	Worst case	33.33%	30.71%
Exchange rate5	Baseline	271.30%	176.48%
	Best case	271.30%	135.83%
	Worst case	271.30%	217.13%

YoY variation - Based on historical data and forecasts

	Baseline	Best case	Worst case
Weighting	60%	20%	20%

Sensitivity analysis
Below is a detail of the changes in ECLs as of December 31, 2023 that would result in reasonably likely changes in the parameters:

ECL by Scenario	Total Portfolio
Favorable impact	5,093,906
Intermediate impact	5,130,790
Significant impact	6,049,948

Coverage ratio	Total Portfolio
Favorable impact	106.7%
Intermediate impact	107.4%
Significant impact	126.7%

1YoY variation GDP methodology
2 CPI INDEC General Level National Total
3 Badlar Private Banks Monthly Series BCRA
4Monetary policy rate: LELIQ rate (average in n.a.)
5 Comm. A3500 TCNPM

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Changes to financial assets
Sometimes the Group makes changes to the contractual terms of loans granted to customers due to commercial renegotiations, or for distressed loans, with a view to maximizing recovery.

Such restructuring activities include extended payment term arrangements, grace periods and payment forgiveness. Restructuring policies and practices are based on indicators or criteria which, in management's judgment, indicate that payment will most likely continue. These policies are constantly monitored.

The risk of default of such assets after the change is assessed at the reporting date and compared to the risk under the original terms upon initial recognition. When the change is material, it results in the derecognition of the original asset and in the recognition of a new asset as a “refinanced” asset. The Group monitors the subsequent performance of refinanced assets separately from other assets.

3.17. Financial Assets and Liabilities Offsetting

Financial assets and liabilities are offset by reporting the net amount in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

3.18. Leases

At the beginning of the contract, the Group assesses if the contract is, or contains a lease. A contract is or contains a lease if it grants the right to control the use of an identified asset during a period in exchange for a consideration.

The Group acting as lessee
At the initial recognition, the Group recognize an asset for the right of use and lease liabilities. The asset for the right of use is measured at cost, and includes the following items:
 The amount of the initial measurement of lease liabilities;
 lease payments made before or as of the commencement date, minus lease incentives received;
 initial direct costs; and
 estimated restoration costs.

At the commencement date of the lease, liabilities are measured at the present value of the lease payments to be made over the lease term. The lease payments are discounted using the interest rate implied in the lease, if that rate can be easily determined. If this rate cannot be easily determined, the Group’s incremental rate for loans shall be used. The lease payments include:

 fixed payments (including payments that are fixed in essence), less any lease incentives receivable;
 variable lease payments that depend on an index or a rate;
 amounts the lessee expects to pay under residual value guarantees;
 the exercise price of a purchase option reasonably certain to be exercised by the Group; and
 penalty payments for termination of the lease, if the lease term reflects that the lessee will exercise an option to terminate the lease.

Afterwards, the Group measures its assets for the right of use at its restated cost (Note 3.2), less accumulated depreciation and accumulated impairment (if any). Depreciation is calculated on a straight-line basis, during the term of the useful life and the full term of the lease, whichever is less.Lease liabilities are recorded at amortized cost.

Payments related to short term leases and leases of low-value assets are charged on a straight-line basis as counterparty expenses through profit or loss. Short term leases include contracts for 12 months or less.

The Group acting as lessor
When the Group acts as lessor, it determines whether the contract is a finance or an operating lease at the beginning.

To classify each lease, the Group assesses whether the lease transfers substantially all of the risks and rewards incidental to the ownership of the underlying asset. If so, the lease is classified as a finance lease. Otherwise, it is classified as an operating lease. As part of the assessment, the Group considers certain indicators such as whether the lease term spans for most of the asset useful life. The Group applies the derecognition and impairment requirements set out under IFRS 9 to the net investment in the lease.

The Group recognizes the payments received under an operating lease in the consolidated income statement under the line "Other operating income" on a straight-line basis.

3.19. Property and equipment

These assets are measured at restated cost, following the guidelines of Note 3.2., net of accumulated depreciation and/or accumulated impairment losses, if any. The cost includes expenses directly attributable to the acquisition or construction of these items.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Subsequent costs are included in the value of the asset or are recognized as a separate asset, as the case may be, if and only if future economic benefits are expected to flow to the Group and its cost can be measured reasonably. The carrying amount of the asset being replaced is derecognized, and the new asset is depreciated over its remaining useful life at the time of the improvement.

Repair and maintenance expenses are recognized in the consolidated statement of income for the year in which such expenses were incurred.

Depreciation is calculated on a straight-line basis, using annual rates sufficient to extinguish the value of the assets at the end of their estimated useful life. Land and works in progress are not depreciated.

Below is a detail of the useful life of each of the items under Property and Equipment:

Item	Useful life (in years)
- Real property	50
- Furniture and fixtures	10
- Machinery and equipment	Machinery: 5 Equipment: 3
- Vehicles	5
- Miscellaneous assets	5

Property and equipment residual values, useful lives and depreciation methods are reviewed and adjusted, as needed, at each year-end or when indicators of impairment exist.

The carrying amount of property and equipment is immediately reduced to its recoverable value when the carrying amount exceeds the estimated recoverable value.

Gains and losses from the disposal of items of property and equipment are calculated by comparing the proceeds from the disposal to the carrying amount of the respective asset and are recognized in the consolidated statement of income.

3.20. Investment property

Investment property are those properties (including land or buildings, or part of a building, or both) held by the Group to derive income, for capital appreciation purposes, or both, rather than for use in the production of services or for administrative purposes.

They are measured at fair value, and changes in fair value are recognized in other operating income or expenses, as applicable. Investment properties are not depreciated. Fair value is based on appraisals carried out by accredited independent appraiser shighly experienced in the location and category of the investment properties.

3.21. Intangible assets

(a)
Licenses

Licenses are measured at its restated cost (Note 3.2.), net of accumulated amortization and/or accumulated impairment losses, if any. Amortization is calculated on the basis of the straight-line method during the term of the license, which does not exceed 5 years.

(b)
Software

Development, acquisition and deployment costs, unique and identifiable and directly attributable to the design and testing of software controlled by the Group, are recognized as assets and are measured at its restated cost (Note 3.2), net of accumulated amortization, and they are calculated on a straight-line basis during the estimated useful life, within a term not to exceed five years.

Costs related to the maintenance of software are recognized as expense when they are incurred.

3.22. Non-current assets held for sale

Non-current assets, or groups of non-current assets (assets with a useful life exceeding one year), classified as held for sale in accordance with the provisions of IFRS 5 “Non-current assets held for sale and discontinued operations” are presented separately from other assets. Non-current assets are classified as held for sale if the book value will be mainly recovered through a sale transaction, rather than continued use, within one year of classification as held for sale and if they meet the following conditions:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

1) available for immediate sale in the current conditions;
2) management is committed to a plan to sell and has a program in place to find a buyer and complete the plan;
3) the asset is being actively marketed for sale at a sales price reasonable in relation to its current fair value;
4) the sale is highly probable, within 12 months of classification as held for sale;
5) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets or disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell at year-end. The assets in this classification are not depreciated as long as they are classified as held for sale, or so long as they are part of a group of assets for disposal classified as held for sale. However, both interest and other expenses attributable to selling expenses of a group of assets already classified as held for sale will continue to be recognized.

When an item of property and equipment is classified as “non-current assets held for sale”, depreciation ceases.

In the case of Edificio del Plata, see Note 30.3.

3.23. Impairment of non-financial assets

Non-financial assets with indefinite useful life are not amortized, but they are rather tested for impairment on an annual basis or when there is any indication of impairment, whichever first. While those with a defined useful life are tested for impairment when events or circumstances occur indicating that their carrying amounts may not be recoverable.

For purposes of the impairment test, assets are grouped at the lowest level for which identifiable cash flows are generated (cash-generating units or CGU). If the carrying amount of an asset (or CGU) is higher than its recoverable value, the carrying amount of the asset (or CGU) is written down to its recoverable value and the difference is recognized in profit or loss. Goodwill impairment may not be reversed. For other assets, an impairment loss is reversed only to the extent the carrying amount of the assets does not exceed the value they would otherwise have had if the impairment had not been recognized.

3.24. Trust assets

Assets held by the Group in its capacity as trustee are not reported in the consolidated statement of financial position. Commissions and fees earned on trust activities are disclosed in the caption Fee and commission income.

3.25. Loans received from the B.C.R.A. and other financial institutions

The amounts owed to other financial institutions are recorded at the time the principal is disbursed to the Group, and are measured at amortized cost. If the Group buys repurchase its own debt, it is derecognized from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as financial income or expense.

3.26. Provisions and Contingencies

The group recognizes a provision when:

(a)
an entity has a current obligation (legal or constructive) as a result of a past event;
(b)
it is probable (i.e., more likely than not) that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
(c)
the amount can be reliably estimated.

The Group is deemed to have a constructive obligation where the entity has assumed certain responsibilities as a consequence of past practices or public policies, and as a result, the entity has created valid expectations in third parties that it will discharge those responsibilities.

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: These provisions are calculated based on attorneys’ reports about the status of the proceedings and the estimate about the potential losses the Group may sustain, as well as based on past experience in proceedings of these kinds.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of realization taking into consideration the opinion of its legal and professional advisors.

Contingencies (that are not more likely than not) are not recognized.

3.27. Other non-financial liabilities

Miscellaneous accounts payable are recognized when the counterparty has discharged its contractual obligations and are measured at amortized cost.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Liabilities for the customer loyalty program are measured at estimated fair value, considering an expected redemption rate determined on the basis of statistics, considering historical information available.

3.28. Negotiable obligations issued

The negotiable obligations issued by the Group are measured at amortized cost. Where the Group buys back its own negotiable obligations, such negotiable obligations are derecognized from its consolidated financial statements and the difference between the residual value of the financial liability and the amount paid will be recognized in the statement of income, as income from early debt repayment.

3.29. Capital stock and inflation adjustment of capital stock

Shareholders’ equity accounts have been restated following the guidelines detailed in Note 3.2., except for the caption "Capital stock", which is carried at nominal value. The restatement adjustment is included in “Inflation adjustment of Capital Stock”.

Ordinary shares are classified in Capital Stock (Oustanding and treasury shares) shareholders’ equity and accounted for at their nominal value.

3.30. Retained earnings

According to the regulations set forth by BCRA, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. However, for the distribution of profits, entities shall comply with the provisions set forth by the BCRA in regulation on the distribution of profits of Financial Institutions as detailed in Note 30.7 “Restrictions on the distribution of profits”.

3.31. Distribution of dividends

The distribution of dividends to the Group's shareholders and its subsidiaries is recognized as a liability in the consolidated financial statements for the fiscal year BCRA’s consent is not required for such distribution.

3.32. Revenue recognition

Financial income and expenses are recognized in respect of all debt instruments in accordance with the effective rate method, pursuant to which all gains and losses which are an integral part of the transaction effective rate are deferred.

Gains or losses included in the effective rate include expenses or income relating to the origination or acquisition of a financial asset or liability, such as payments received for the analysis of the customer's financial position, negotiation of the instrument terms, preparation and processing of the documents required to complete the transaction, and payments received for the extension of credit facilities expected to be used by the customer.

Fees and commissions earned by the Group on the origination of syndicated loans are not part of the product effective rate, and are recognized in the Consolidated Statement of Income at the time the service is delivered, to the extent that the Group does not retain a portion thereof, or such effective rate is maintained under the same conditions as the other participants. Commissions and fees earned by the Group on negotiations in third parties’ transactions are not part of the effective rate either, and they are recognized at the time the transactions are executed.

The Bank has a customer loyalty program in place under which customers earn points on their credit and debit card purchases which may be subsequently redeemed for products. The Bank recognizes the expense associated with its customer loyalty program as a decrease in commission income, for it considers it as a component of such income. The customer loyalty program obligation is measured at fair value at the end of each reporting period and is recognized under the caption “Other non-financial liabilities.”

The Bank estimates the fair value of the points awarded to customers using statistical techniques. The data used for models include assumptions regarding exchange percentages, the combination of products that would be available for exchange in the future and customer preferences.

3.33. Capitalization of financial costs

Financial costs directly attributable to the acquisition, construction or long-term production of an asset are part of the cost of such asset. Pursuant to IAS 23, financial costs include foreign exchange differences from foreign currency loans as long as they are deemed financial costs adjustments. The other financial costs are recognized in profit or loss for the year in which they are accrued, based on the effective rate method.

The Group first capitalizes such financial costs which, being attributable to qualified assets, would not have been incurred if such qualified assets had not existed. Financial costs are capitalized at the time the following conditions are fulfilled:

a-
The Group incurs in expenses for the qualified asset;
b-
The Group incurs in financial costs; and
c-
The activities required for the asset to be suitable for use or sale, as applicable, are carried out.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

To allocate financial costs to qualified assets, but not specifically financed, the procedure shall be as follows:

a-
debts specifically allocated to financed assets and financial costs already allocated shall be excluded from the total of debts;
b-
a monthly average rate of the financial costs for the debts in the preceding paragraph shall be calculated;
c-
the monthly average amounts for the assets in production, construction, installation or completion, excluding those receiving financial costs for specific financing shall be assessed; and
d-
the capitalization rate stated in paragraph b shall be applied to the accounting measurements of the assets referred to in paragraph c.

3.34. Employee benefits

Short-term employee benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has a legal or implied obligation as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

Obligations related to contributions to defined contribution plans are recognized in profit or loss as the employee provides the related service and are presented as Social security charges.

Employment termination benefits are recognized when the Group can no longer withdraw the offer related to such benefits.

3.35. Income tax and minimum notional income tax

Income tax

The income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statement of income, except for items required to be recognized directly in other comprehensive income or directly in equity.

The current income tax expense is calculated on the basis of the tax laws enacted as of the balance sheet date in Argentina. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax laws are subject to interpretation.

Deferred income tax recognizes the tax effect of temporary differences arising from the carrying amount of assets and liabilities and their tax base. Deferred tax is determined using tax rates (and laws) enacted as of the balance sheet date and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of deductible temporary differences and unrestricted tax loss carryforwards to the extent that it is probable that future taxable profits will be available against which they can be utilized.

The Group recognizes deferred tax liabilities for taxable temporary differences related to investments in subsidiaries and affiliates, except if the following two conditions are met:

(i)
the Group controls when temporary differences will be reversed;
(ii)
there is a probability that said temporary differences will not be reversed at any foreseeable time in the future.

The balances of deferred tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent that such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis.

Minimum notional income tax

Until and including fiscal year ended December 31, 2018, the Group determined the minimum notional income tax at the effective rate of 1% on taxable assets at each fiscal year-end. For entities governed by the Financial Institutions Law, the Minimum Notional Income Tax Law set forth that they should consider 20% of their taxable assets as taxable base, after deducting non-taxable assets. This tax was supplementary to income tax. The Group’s tax liability was equal to the higher of both taxes. However, if the minimum notional income tax exceeded income tax in a given fiscal year, such excess could be used as a credit towards the payment of the income tax liability that could be generated in any of the following ten fiscal years. According to section 76 of Law No. 27260, the minimum notional income tax law was repealed for fiscal years beginning on or after January 1, 2019.

The minimum notional income tax credit disclosed under the caption “Current Income Tax Liabilities” is the portion the Group expects to offset against the income tax in excess of minimum notional income tax to be generated in the following fiscal years.

3.36. Assets and liabilities arising from insurance and reinsurance contracts

The valuation and registration of the Group's assets and liabilities related to insurance contracts is carried out pursuant to the criteria set forth in IFRS 17 “Insurance contracts”, since January 1, 2023.

Insurance contracts
An insurance contract is a contract under which the Group (the insurer) has accepted insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

In making this assessment, all material rights and obligations, including those arising from laws or regulations, are considered on a contract-by-contract basis. The Group uses its judgment to assess whether a contract transfers insurance risk (i.e., whether there is a scenario with commercial substance in which the Group has the possibility of a loss on a present value basis) and whether the insurance risk accepted is significant.

Separation of components
Contracts that have a legal form of insurance but do not transfer significant insurance risk and expose the Group to financial risks are classified as investment contracts and follow the accounting for financial instruments under IFRS 9. The Group has assessed whether its contracts accept significant insurance risk from another party by agreeing to compensate the insurance policyholder if an uncertain future event occurs that adversely affects it. From this assessment it has been concluded that all insurance contracts that were under the scope of IFRS 4 meet the definition of an insurance contract and therefore the introduction of IFRS 17 does not result in any reclassification.

Aggregation level
The grouping of contracts in units of account is made according to the types of products, onerousness and year of underwriting; since they have similar risks, they are managed together and no portfolio of contracts may contain contracts issued more than one year apart.

The Group classifies a portfolio of insurance contracts as onerous or non-onerous based on the expected profitability at the policy or contract level at the time of recognition.

Recognition of insurance and reinsurance contracts
IFRS 17 includes three measurement models, reflecting a different degree of policyholder involvement in the investment performance or overall performance of the insurance entity: the General Measurement Model (GMM, also known as the Building Block Approach (BBA)), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA).

Measurement of Insurance and Reinsurance Contracts
Premium Allocation Approach (PAA)
According to contract terms and evaluations, the Group defined to apply the simplified approach (PAA) since the remaining coverage liability of such contracts has a coverage period of one year or less.

Under the simplified approach, the Group assumes that such contracts are not onerous at initial recognition, unless facts and circumstances indicate otherwise. If facts and circumstances indicate that some contracts are onerous, an additional assessment is made to distinguish onerous from non-onerous contracts. The Group assesses the likelihood of changes in the applicable facts and circumstances in subsequent periods to determine whether the contracts have a significant possibility of becoming onerous.

Under this model, the remaining coverage liability consists of the premiums received (understood as written), less the corresponding insurance acquisition, plus or minus the allocation to income of the premiums or expected acquisition cash flows, respectively. The allocation to income is made on a straight-line basis over the period of coverage of the contract, in the event that the accrual of income is also straight-line. The Group has chosen to defer acquisition costs, although there is an option to recognize such costs as they are incurred.

The Group does not adjust the remaining coverage liability for insurance contracts issued for the effect of the time value of money because the insurance premiums expire within the coverage period of the contracts, which is one year or less.

Groups of contracts measured under the simplified model have an incurred claims liability calculated based on the General Model principles. Future cash flows are adjusted for the time value of money, as most insurance contracts issued by the Group measured under the PAA typically have a settlement period longer than one year. In addition, the risk adjustment for non-financial risk is applied to the present value of estimated future cash flows in order to reflect the compensation the Group requires for bearing the uncertainty about the amount and timing of non-financial risk cash flows as the Group fulfills insurance contracts.

Discount rate
IFRS 17 requires a measurement of the present value of future cash flows, for which it is necessary to define discount rates that reflect the time value of money. Without precise guidelines, the standard refers to bottom-up and top-down approaches, respectively.

The bottom-up approach is based on a risk-free curve to which an illiquidity premium is added; the top-down approach is based on a measure of return on a linked portfolio of assets, from which the associated credit risk is subtracted.

The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.

Risk margin
The risk adjustment for non-financial risk is the compensation the Group requires for bearing the uncertainty about the amount and timing of cash flows arising from insurance risk and other non-financial risks such as lapse risk and expense risk. It measures the degree of variability of expected future cash flows and the Group's specific price for assuming that risk and reflects the Group's degree of risk aversion. As a first criteria, the Group defined the Cost of Capital approach to calculate the Risk Adjustment, based on local capital requirements and a 6% rate of Cost of Capital for non-financial risk No confidence level was calculated.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Reinsurance
In general, the Group values reinsurance contracts under the Simplified Model, valuing the asset for remaining coverage of contracts with a coverage period equal to or less than one year, or in those contracts with a duration of more than one year, but which are not expected to result in a valuation significantly different from that of the General Model. This method also includes the asset for claims incurred.

Insurance service results
Insurance revenue reflects the consideration to which the Group expects to be entitled in exchange for the provision of coverage and other insurance contract services. Insurance service expenses comprise claims incurred and other insurance service expenses incurred, and losses on onerous groups of contracts and reversals of such losses.

As a general rule, for the presentation of financial income or expense from insurance contracts arising as a result of the effect of the time value of money and the effect of financial risk disclosed in "Other Operating Expenses", the Group does not disaggregate changes in the risk adjustment for non-financial risk between insurance service result and insurance financial income or expense.

The Group includes all insurance financial income or expense for the period in profit or loss.

3.37. Earnings per share

Basic earnings per share are calculated as income (loss) for the year attributable to the Group's ordinary shareholders, divided by average common shares outstanding during the current year.

Diluted earnings per share are calculated by adjusting both income (loss) for the year attributable to shareholders and average common shares outstanding for the effects of the potential conversion into equity instruments of all convertible securities held by the Group at year-end.

During the fiscal years ended December 31, 2023 and 2022, the Group did not maintain dilutive financial instruments; accordingly, basic earnings per share and diluted earnings per share are the same.

4. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

For the preparation of these consolidated financial statements, Management applies its professional judgment and makes estimates that affect the accounting policies applied and the reported balances of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1. Judgments

Information about judgments made in applying accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements includes impairment of financial assets. The measurement of expected credit losses requires the use of complex models and significant assumptions about future economic conditions and credit behavior of a customer or group of customers. See Note 8.3.

4.2. Assumptions and estimates on uncertainties

The following notes contain information about assumptions and estimates on uncertainties at a significant risk of resulting in a material adjustment to these consolidated financial statements:

●
Note 8.2 – Financial instruments, concerning the fair value measurement of Level 2 and 3 financial assets.
●
Notes 8.3 and 9 – Impairment of financial assets, concerning the measurement of expected credit losses.
●
Notes 12.3 and 12.4 – Investment property and Non-current assets held for sale, concerning the measurement of their respective fair values.
●
Note 14 – Income tax, concerning the availability of future taxable profit against which deferred tax assets could be used.
●
Note 16 – Provisions, particularly concerning the calculation of the provision for lawsuits.

4.3. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and in sufficient volumes to provide pricing information on an ongoing basis.
If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizing the use of unobservable inputs. The election of a valuation technique encompasses all factors market participants would take into consideration for the purposes of setting the transaction price.
Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the measurement techniques, as follows:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

●
Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.
●
Level 2: valuation models using observable market data as significant inputs.
●
Level 3: valuation models using unobservable market data as significant inputs.

5. STATEMENT OF CASH FLOWS

The table below shows a breakdown of items comprising cash:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Cash	16,342,862	18,672,973
Financial institutions and correspondents	82,450,287	67,577,482
Other	445	-
Total Cash	98,793,594	86,250,455

Below is the reconciliation of financing activities as of December 31, 2023 and 2022:

		Cash flows
	Balance as of 12/31/2022 (Unaudited)	Collections	Payments	Other non-cash changes (1)	Balance as of 12/31/2023 (Audited)
Negotiable obligations issued	44,846,508	-	(11,475,432)	4,949,483	38,320,559
Loans from the BCRA and other financial institutions	919,023	3,424,251	(4,357,416)	2,766,871	2,752,729
Total	45,765,531	3,424,251	(15,832,848)	7,716,354	41,073,288
(1) Including loss on net monetary position, interest and foreign currency difference.

		Cash flows
	Balance as of 12/31/2021 (Unaudited)	Collections	Payments	Other non-cash changes (1)	Balance as of 12/31/2022 (Unaudited)
Negotiable obligations issued	123,339,911	13,020,486	(78,864,537)	(12,649,352)	44,846,508
Loans from the BCRA and other financial institutions	1,740,436	188,854,324	(189,654,477)	(21,260)	919,023
Total	125,080,347	201,874,810	(268,519,014)	(12,670,612)	45,765,531
(1) Including loss on net monetary position, interest and foreign currency difference.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

6.  DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Government securities	94,201,578	81,028,589
Corporate securities	14,081,452	17,011,459
BCRA bills	35,600,934	301,136,653
Total debt securities at fair value through profit or loss	143,883,964	399,176,701

7.  DERIVATIVE INSTRUMENTS

The Group’s derivative instruments as of December 31, 2023 and December 31, 2022 is as follows:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Call options taken	55,785	29,792
Foreign currency forward transactions to be settled in pesos	347,006	195,877
Total assets	402,791	225,669

Foreign currency forward transactions to be settled in pesos	-	(485)
Total liabilities	-	(485)

8. FINANCIAL INSTRUMENTS

8.1. Repurchase transactions

The “Repurchase transactions” carried in assets or liabilities show the originally agreed-upon amounts plus accrued interest from reverse repurchase and repurchase transactions, respectively.

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Reverse repurchase transactions	950,133,490	305,748,324
Government securities	1,420,910	4,265,905
BCRA bills	948,712,580	301,482,419

The notional values of securities tied to reverse repurchase transactions carried under the line Off-balance sheet accounts are as follows:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Reverse repurchase transactions	1,317,140,641	334,476,852
Government securities	1,609,000	2,109,725
BCRA instruments	1,315,531,641	332,367,127

8.2. Fair value of financial instruments

Fair value hierarchy of financial instruments measured at fair value through profit or loss

The fair value hierarchy of assets and liabilities measured at fair value (“FV”) as of December 31, 2023 and December 31, 2022 is detailed below:

Instrument portfolio as of 12/31/2023 (Schedule P)(Audited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Assets	170,502,465	155,046,952	15,455,513	-
Debt securities at fair value through profit or loss	143,883,964	134,124,704	9,759,260	-
Derivative instruments	402,791	-	402,791	-
Other financial assets	9,379,834	9,379,834	-	-
Financial assets pledged as collateral	11,062,391	6,216,115	4,846,276
Investments in equity instruments	5,773,485	5,326,299	447,186	-
Liabilities	(27,630,045)	(27,630,045)	-	-
Liabilities at fair value through profit or loss	(27,630,045)	(27,630,045)	-	-

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Instrument portfolio as of 12/31/2022 (Unaudited)	Balance	Level 1 FV	Level 2 FV	Level 3 FV
Assets	413,195,694	97,338,505	315,857,189	-
Debt securities at fair value through profit or loss	399,176,701	83,949,445	315,227,256	-
Derivative instruments	225,669	-	225,669	-
Other financial assets	9,921,876	9,921,876	-	-
Financial assets pledged as collateral	36,631	36,631	-
Investments in equity instruments	3,834,817	3,430,553	404,264	-
Liabilities	(485)	-	(485)	-
Derivative instruments	(485)	-	(485)	-

The Group monitors the availability of market information in order to evaluate the classification of financial instruments at the different fair value levels, as well as the resulting determination of inter-level transfers at the end of each reporting period.

As of December 31, 2023 and 2022, the Group has not recorded any inter-level transfers.

Fair value of financial instruments not measured at fair value

Below is a detail of the difference between the carrying amount and the fair value of the main assets and liabilities carried at amortized cost.

Instrument portfolio as of 12/31/2023 (Audited)	Balance (Schedule P)	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and bank deposits	98,793,594	(*)	-	-	-
Reverse repurchase transactions	950,133,490	(*)	-	-	-
Other financial assets	26,382,576	(*)	-	-	-
Loans and other financing arrangements	142,587,921	139,789,131	-	139,789,131	-
Other debt securities	33,146,129	31,756,748	3,982,157	27,774,591	-
Financial assets pledged as collateral	7,447,592	7,298,428	7,298,428	-	-
Liabilities
Deposits	(1,130,083,634)	(1,109,396,152)	-	(1,109,396,152)	-
Other financial liabilities	(49,476,514)	(49,646,769)	-	(49,646,769)	-
Financing received from BCRA	(2,752,729)	(*)	-	-	-
Negotiable obligations issued	(38,320,559)	(22,503,215)	-	(22,503,215)	-
(*) It is considered that the fair value of instruments is similar to their book value.

Instrument portfolio as of 12/31/2022 (Unaudited)	Balance	Total FV	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and bank deposits	86,250,455	(*)	-	-	-
Reverse repurchase transactions	305,748,324	(*)	-	-	-
Other financial assets	22,746,630	(*)	-	-	-
Loans and other financing arrangements	236,551,990	225,642,490	-	225,642,490	-
Other debt securities	86,973,279	89,273,739	3,210,591	86,063,148	-
Financial assets pledged as collateral	13,170,735	12,272,802	12,272,802	-	-
Liabilities
Deposits	(921,025,197)	(905,665,538)	-	(905,665,538)	-
Other financial liabilities	(76,203,661)	(76,657,450)	-	(76,657,450)	-
Financing received from BCRA	(919,023)	(*)	-	-	-
Negotiable obligations issued	(44,846,508)	(34,692,657)	-	(34,692,657)	-
(*) It is considered that the fair value of instruments is similar to their book value.

The breakdown of loans and other financing arrangements by maturity dates is detailed in Schedule D.

The breakdown of financial liabilities by maturity dates is detailed in Schedule I.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Valuation Techniques

The techniques used to measure the fair value of financial instruments subject to IFRS 13 maximize the use of observable and available information at the measurement date, in order to obtain the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or was estimated using a different valuation technique.

When measuring the fair value of a specific asset or liability, an entity takes into account the specific characteristics of the asset or liability being measured that a market participant would take into account when pricing the asset or liability at issuance date, including:

 ●
The conditions and location of the asset or liability
 ●
The principal (or most advantageous) market for the asset or liability
 ●
Any restrictions on the sale and use of the asset or liability

Fair value is not adjusted for transaction costs, for such costs are not an intrinsic characteristic of the asset or liability, but are rather specific to each transaction and the means by which it was completed.

As of December 31, 2023, the techniques used to measure the fair value of the securities recognized in the financial statements are summarized below:

 ●
Valuation at the market price for identical assets or liabilities observable at the measurement date, or up to 5 previous rounds in a representative market.
 ●
Valuation at the market price of an asset or liability with similar characteristics, observable at the measurement date, or up to 5 previous rounds in a representative market.
 ●
Valuation as per model based on the current value of the asset or liability projected cash flows based on contractual conditions, by reference to implied interest rates or yield curves of assets and liabilities with similar characteristics, observable at the measurement date, or up to 5 previous rounds in a representative market.

Based on the valuation model inputs, fair values will be classified into the following levels:

 ●
Level 1: Fair values estimated on the basis of quoted prices (unadjusted) in active markets that the entity can access at the measurement date, considering that such prices provide the most reliable evidence of fair value. Even if the market's normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.

 ●
Level 2: Fair values estimated on the basis of inputs other than the quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include:

●
Quoted prices for similar assets or liabilities in markets that are or are not active.
●
Inputs other than quoted prices that are observable for the asset or liability, for example:
-
Observable interest rates and yield curves
-
Implied volatilities
-
Credit spreads
●
Market-corroborated inputs

The models currently used by the Group are oriented to place reliance on the yield curves of benchmark instruments grouped by currency and issuer's quality, which are used to discount the cash flows from the securities that require Level 2 fair value measurement.

As of December 31, 2023, the Entity has built 2 yield curves: one for peso-denominated sovereign securities and another one for CER-linked sovereign securities (real rate curve). The securities taken as a benchmark proved to have frequent quoted prices in recent months, leading to conclude that they reasonably reflect market participants' expectations.

In addition, the Entity has relied on the monetary policy rate to measure Argentine Central Bank bills without a benchmark quoted price at the measurement date, and an average rate for privately issued U.S. dollar-denominated securities to measure privately issued dollar-linked assets.

 ● Level 3: Fair values measured on the basis of unobservable inputs in active and representative markets.

8.3. Allowance for expected credit losses

Maximum exposure to credit risk
Below is a detail of the credit risk exposure of financial instruments in respect of which the Group has recognized expected credit loss allowances. The gross book value of the financial assets included in the table represents the maximum credit risk exposure associated with such assets.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	12/31/2023 (Audited)
Consumer Portfolio – Total active	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
Mortgage loans					36,320,614
0	30,644,781	291,402	-	-	30,936,183
1 - 30	3,190,576	74,679	-	-	3,265,255
31 - 90	-	728,017	-	-	728,017
91+	-	250,001	-	-	250,001
Default	-	-	1,141,158	-	1,141,158
Consumer loans					7,782,368
0	5,899,873	74,067	-	272,287	6,246,227
1 – 30	252,448	558,341	-	69,170	879,959
31 – 90	-	270,734	-	27,542	298,276
Default	-	-	357,906	-	357,906
Credit cards					49,849,476
0	46,960,938	193,775	-	-	47,154,713
1 – 30	816,812	568,387	-	-	1,385,199
31 – 90	-	618,864	-	-	618,864
Default	-	-	690,700	-	690,700
Other					140,247,834
0	138,589,063	1,576,928	700	-	140,166,691
1 – 30	6,616	6,220	-	-	12,836
31 – 90	-	7,242	-	-	7,242
Default	-	-	61,065	-	61,065
Total financial instruments	226,361,107	5,218,657	2,251,529	368,999	234,200,292
Allowance for loan losses (Schedule R)	(3,211,393)	(1,306,763)	(1,900,149)	(86,805)	(6,505,110)
Financial instruments, net	223,149,714	3,911,894	351,380	282,194	227,695,182

	12/31/2023 (Audited)
Corporate Portfolio (*) – Total active	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial asset	Total
Days in arrears
0	114,936,781	-	-	-	114,936,781
1 - 30	167,013	-	-	-	167,013
31 - 90	26	181	2,000,042	-	2,000,249
91+	-	-	359,786	-	359,786
Total financial instruments	115,103,820	181	2,359,828	-	117,463,829
Allowance for loan losses (Schedule R)	(1,052,202)	(3)	(384,234)	-	(1,436,439)
Financial instruments, net	114,051,618	178	1,975,594	-	116,027,390

(*) It includes overdraft facilities, promissory notes, mortgage loans, pledge loans, finance leases and other.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

SMEs Portfolio– Total active	12/31/2023 (Audited)
	Stage 1 12 months	Stage 2 Lifetime	Stage 3 Lifetime	Purchased or originated credit-impaired financial assets	Total
Days in arrears
0	17,485,307	-	43,497	-	17,528,804
1 – 30	232,153	18,410	18	-	250,581
31 – 90	-	3,201	176	-	3,377
91 +	-	-	9,719	-	9,719
Total financial instruments	17,717,460	21,611	53,410	-	17,792,481
Allowance for loan losses (Schedule R)	(185,306)	(227)	(41,714)	-	(227,247)
Financial instruments, net	17,532,154	21,384	11,696	-	17,565,234

Collateral and other credit enhancements

Collateral is an instrument by which a borrower (a Group’s customer) or a third party agrees to make a payment, upon default of an assumed obligation. The Group accepts collateral as further assurance of payment when a customer applies for a loan or is granted a product that requires a high credit rating, which the customer does not have.

According to the compiled text of the BCRA's guidelines on "Collateral", the Group's collateral is classified into the following categories:

● Preferred “A” (self-liquidating)
● Preferred “B” (mortgages and pledges)
● Other collateral (sureties and guarantees)

The Group has a dedicated collateral management area, tasked with reviewing legal compliance and the appropriate delivery of collateral, including wording, signatures and powers, as well as collateral registration in internal systems. The main assets admitted by the Group as collateral include real estate, vehicles, sureties, guarantees, liquid funds, stand-by letters of credit, and reciprocal guarantee companies. Depending on the type of collateral, guarantors may be individuals or legal entities (for mortgages, pledges, sureties, guarantees and liquid funds) and top-tier international financial institutions (for stand-by letters of credit).

The Group monitors collateral related to financial assets deemed credit-impaired, since foreclosure of such collateral is more probable to mitigate potential credit losses.

Below is a detail of the book value and fair value of the Group's collateral as of December 31, 2023:

Impaired credit	Gross exposure	Allowance for loan losses	Book value	Collateral fair value
Overdraft facilities	23,709	14,703	9,006	-
Promissory notes	938	750	188	-
Mortgage loans	1,143,320	1,106,266	37,054	2,301,946
Consumer loans	726,906	343,567	383,339	-
Credit cards	690,700	481,591	209,109	-
Finance leases	54	5	49	50
Call loan rate to companies	37,886	33,739	4,147	-
Other	2,410,253	432,281	1,977,972	6,121,967
Total impaired credit	5,033,766	2,412,902	2,620,864	8,423,963

Allowance for credit risk

The allowance for credit risk recognized for the year is affected by several factors, which may be classified into two major groups:

Changes in exposure within each Stage:

●
Due to the origination of new financial instruments, as well as financial instruments derecognized during the year (credit repayment and termination of checking account and card services), resulting in the recognition of increases in or reversals of the allowance during the period/year;
●
Exposure adjustments due to an increase in UVA or in the peso-dollar exchange rate;
●
Impacts due to the time elapsed as a consequence of present value adjustments;
●
Transfers to and from Stages due to changes in the perceived credit risk of the instruments and the ensuing "increase" (or "decrease") in 12-month and Lifetime expected credit losses (“ECL”).

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Changes in the calculation methodology and parameters during the year, resulting from the periodical adjustment of inputs and maintenance of models:

●
Impacts on ECL measurement due to changes in models and assumptions
●
Changes in ECLs attributable to the adjustment to the model main parameters:
o
Probability of Default (“PD”)
o
Loss given default (“LGD”)
o
Exposure at default (“EAD” / Credit conversion factor (“CCF”)
●
Adjustments to the macroeconomic projections used in forward-looking models.

The following table shows the changes observed in the allowances for loan losses under the IFRS approach from December 31, 2022 to December 31, 2023:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Allowance for credit risk as of 12/31/2022 (Unaudited)	2,788,376	494,473	638,657	128,925	4,050,431
Inflation adjustment	5,894,840	1,045,354	1,350,170	272,556	8,562,920
New originated or purchased financial instruments during the year	295,295	240,966	327,856	22,779	886,896
Changes in PDs/LGDs/EADs	(5,227,660)	(1,110,176)	(689,413)	(180,459)	(7,207,708)
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency difference and other changes	82,050	241,972	289,835	8,564	622,421
Inter-stage transfers
From Stage 1 to Stage 2	-	727,950	-	-	727,950
From Stage 1 to Stage 3	-	-	448,977	-	448,977
From Stage 2 to Stage 1	(265,832)	-	-	-	(265,832)
From Stage 3 to Stage 1	(188,814)	-	-	-	(188,814)
From Stage 2 to Stage 3	-	-	192,466	-	192,466
From Stage 3 to Stage 2	-	(18,387)	-	-	(18,387)
Net amount recognized in profit or loss	589,879	1,127,679	1,919,891	123,440	3,760,889
Derecognitions	(166,862)	(315,389)	(658,399)	(165,560)	(1,306,210)
Allowance for credit risk as of 12/31/2023 (Audited)	3,211,393	1,306,763	1,900,149	86,805	6,505,110

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Allowance for credit risk as of 12/31/2022 (Unaudited)	244,492	813	435,009	-	680,314
Inflation adjustment	516,877	1,719	919,638	-	1,438,234
New originated or purchased financial instruments during the year	181,702	1,472	506	-	183,680
Changes in PDs/LGDs/EADs	1,228,229	(2,018)	843,306	-	2,069,517
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency difference and other changes	(1,119,094)	(3,521)	(9,578)	-	(1,132,193)
Inter-stage transfers
From Stage 1 to Stage 2	-	1,538	-	-	1,538
From Stage 1 to Stage 3	-	-	110	-	110
From Stage 3 to Stage 1	(4)	-	-	-	(4)
From Stage 2 to Stage 3	-	-	19	-	19
Net amount recognized in profit or loss	807,710	(810)	1,754,001	-	2,560,901
Derecognitions	-	-	(1,804,776)	-	(1,804,776)
Allowance for credit risk as of 12/31/2023 (Audited)	1,052,202	3	384,234	-	1,436,439

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Allowance for credit risk as of 12/31/2022 (Unaudited)	123,800	118	52,970	-	176,888
Inflation adjustment	261,723	249	111,983	-	373,955
New originated or purchased financial instruments during the year	140,129	57	34,951	-	175,137
Changes in PDs/LGDs/EADs	2,474,328	3,806	(149,337)	-	2,328,797
Changes in the model assumptions and methodology	-	-	-	-	-
Foreign currency difference and other changes	(2,814,672)	(3,941)	(9,739)	-	(2,828,352)
Inter-stage transfers	-	-	-	-
From Stage 1 to Stage 2	-	73	-	-	73
From Stage 1 to Stage 3	-	-	836	-	836
From Stage 3 to Stage 1	24	-	-	-	24
From Stage 3 to Stage 1	(26)	-	-	-	(26)
From Stage 2 to Stage 3	-	-	50	-	50
From Stage 3 to Stage 2	-	(135)	-	-	(135)
Net amount recognized in profit or loss	61,506	109	(11,256)	-	50,359
Derecognitions	-	-	-	-	-
Allowance for credit risk as of 12/31/2023 (Audited)	185,306	227	41,714	-	227,247

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Exposure to credit risk

The exposure to credit risk, measured under IFRS 9 BCRA (expected losses model, except for non-financial public sector’s financial assets) as of December 31, 2023 and 2022 is as follows:

	Stage 1	Stage 2	Stage 3
Consumer Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit- impaired financial assets	Total
Balance as of 12/31/2022 (Unaudited)	85,689,991	2,124,197	786,510	536,404	89,137,102
Inflation adjustment	181,155,190	4,490,716	1,662,743	1,133,998	188,442,647
New originated or purchased financial instruments during the year	20,470,341	810,825	470,816	83,552	21,835,534
Changes without inter-stage transfers	(85,055,068)	(4,446,827)	(1,133,319)	(1,282,954)	(91,918,168)
Foreign currency difference and other changes	23,298,239	898,273	579,235	63,559	24,839,306
Inter-stage transfers
From Stage 1 to Stage 2	-	1,632,442	-	-	1,632,442
From Stage 1 to Stage 3	-	-	291,101	-	291,101
From Stage 2 to Stage 1	853,097	-	-	-	853,097
From Stage 3 to Stage 1	116,179	-	-	-	116,179
From Stage 2 to Stage 3	-	-	252,842	-	252,842
From Stage 3 to Stage 2	-	24,420	-	-	24,420
Reimbursement and derecognitions	(166,862)	(315,389)	(658,399)	(165,560)	(1,306,210)
Balance as of 12/31/2023 (Audited)	226,361,107	5,218,657	2,251,529	368,999	234,200,292

	Stage 1	Stage 2	Stage 3
Corporate Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated credit impaired financial assets	Total
Balance as of 12/31/2022 (Unaudited)	7,747,515	73,807	2,251,130	-	10,072,452
Inflation adjustment	16,378,840	156,033	4,759,062	-	21,293,935
New originated or purchased financial instruments during the year	16,539,093	139	12,942	-	16,552,174
Changes without inter-stage transfers	46,664,948	(229,840)	(11,930,381)	-	34,504,727
Foreign currency difference and other changes	27,581,074	-	9,071,532	-	36,652,606
Inter-stage transfers
From Stage 1 to Stage 2	-	42	-	-	42
From Stage 1 to Stage 3	-	-	238	-	238
From Stage 2 to Stage 1	192,343	-	-	-	192,343
From Stage 2 to Stage 3	7	-	-	-	7
From Stage 3 to Stage 1	-	-	81	-	81
Reimbursement and derecognitions	-	-	(1,804,776)	-	(1,804,776)
Balance as of 12/31/2023 (Audited)	115,103,820	181	2,359,828	-	117,463,829

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	Stage 1	Stage 2	Stage 3
SMEs Portfolio	12-month ECLs	Lifetime ECLs	Lifetime ECLs	Purchased or originated impaired credits	Total
Balance as of 12/31/2022 (Unaudited)	13,102,330	26,720	68,789	-	13,197,839
Inflation adjustment	27,699,326	56,489	145,424	-	27,901,239
New originated or purchased financial instruments during the year	12,491,917	1,964	38,835	-	12,532,716
Changes without inter-stage transfers	(35,582,317)	(82,800)	(327,637)	-	(35,992,754)
Foreign currency difference and other changes	-	-	122,649	-	122,649
Inter-stage transfers
From Stage 1 to Stage 2	-	19,083	-	-	19,083
From Stage 1 to Stage 3	-	-	5,295	-	5,295
From Stage 2 to Stage 1	6,175	-	-	-	6,175
From Stage 3 to Stage 1	29	-	-	-	29
From Stage 2 to Stage 3	-	-	55	-	55
From Stage 3 to Stage 2	-	155	-	-	155
Balance as of 12/31/2023 (Audited)	17,717,460	21,611	53,410	-	17,792,481

Write-off policy
The Group writes off financial assets, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include (i) ceasing enforcement activity, and (ii) where the Group’s recovery method is foreclosing on collateral and the value of the collateral is such that there is no reasonable expectation of recovery in full.

The Group may write off financial assets which are still subject to enforcement activity. The outstanding contractual amounts of such assets written off during the fiscal year ended December 31, 2023 were equivalent to 3,170,259. The Group still seeks to recover amounts legally owed to it in full, but which have been partially written off since there is no reasonable expectation of full recovery.

12/31/2023 (Audited)
Balance at beginning of year (Note 26 and 28.a)	52,222,870
Additions due to write-offs for the year	3,170,259
Deletions due to recoveries	(1,518,227)
Deletions due to accounting recognition	(71,625)
Monetary restatement and other changes	512,755
Balance at year-end (Note 26 and 28.a)	54,316,032

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

9. LOANS AND OTHER FINANCING ARRANGEMENTS

Since January 1, 2020, the Group has adopted the guidelines on impairment of financial assets set forth in paragraph 5.5 of IFRS 9.

Consumer loans are derecognized from the Group’s assets within 30 days.

The following table shows a breakdown of balances of Loans and other financing arrangements:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
To the non-financial public sector	127	-
Other financial institutions	3,757,134	759,401
Other loans to local financial institutions	3,966,869	751,380
Accrued interest, adjustments and exchange differences receivable	(209,735)	8,052
Allowance for loan losses (Schedule R)	-	(31)
To the non-financial private sector and foreign residents	138,830,660	235,792,589
Overdraft facilities	2,986,654	4,179,967
Promissory notes	11,919,186	34,640,464
Mortgage loans	36,505,396	52,310,996
Pledge loans	15,378	106,802
Consumer loans	7,782,368	19,808,802
Credit cards	49,849,476	76,701,788
Finance leases	1,464,237	4,485,666
Loans to entity's personnel	1,520,248	2,461,431
Unallocated collections	(9,428)	(45,982)
Other	31,911,771	46,128,795
Accrued interest and exchange differences receivable	3,074,262	6,154,548
Documented interest	(2,529,533)	(3,548,654)
Allowance for loan losses (Schedule R)	(5,659,355)	(7,592,034)
Total Loans and other financing arrangements (Schedules B and C)	142,587,921	236,551,990

Financing line for MSMEs' productive investments

By means of Communication “A” 7140 dated October 15, 2020, the BCRA established a financing line for productive investments available to micro, small and medium-sized enterprises (MSMEs) to finance capital expenditures and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital needs and discounting deferred checks and other instruments, and other special eligible credit facilities allowed by applicable law.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The facilities should be granted as part of the quotas in force for fiscal years 2022, 2023 and 2024, pursuant to the following conditions:

Quota	Amount to be granted	Calculation of applications
2021/2022 Quota	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2021	Between 10/01/2021 and 03/31/2022
2022 Quota	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2022	Between 04/01/2022 and 09/30/2022
2022/2023 Quota	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in September 2022	Between 10/01/2022 and 03/31/2023
2023 Quota	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2023	Between 04/01/2023 and 09/30/2023
2023/2024 Quota	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos in March 2023	Between 10/01/2023 and 03/31/2024
Currency	Pesos
Minimum term
At the time of disbursement, the credit facilities shall have an average term of 24 months or more, but the total term shall not be less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

Maximum interest rate	The annual nominal fixed rate in force is capped at 112% for investment projects, and 124% for other purposes.

As per Communication “B” 12667, the total amount to be disbursed by the Bank in respect of the 2023-2024 Quota (from October 1, 2023 to March 31, 2024) is 34,998,157.

As of December 31, 2023, the total amount disbursed by the Bank under the 2023/2024 Quota amounts to 34,453,380 and the simple average of daily balances for financing arrangements effective from October 1, 2023 to December 31, 2023 amounts to 19,288,157.

10. OTHER DEBT SECURITIES

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Govermment Securities	21,083,392	79,748,192
Corporate Securities	12,062,737	7,225,087
Total other debt securities	33,146,129	86,973,279

11. OTHER FINANCIAL ASSETS AND LIABILITIES

11.1. Other financial assets

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Shares in mutual funds	9,379,834	9,921,876
Receivables from transactions pending settlement	21,043,257	16,706,607
Miscellaneous receivables
Funds to be offset	690,717	151,011
Allowance for loan losses (Schedule R)	(110,716)	(170,273)
Other	4,759,318	6,059,285
Total other financial assets	35,762,410	32,668,506

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

11.2. Other financial liabilities

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Credit card consumptions	15,422,376	17,258,974
Payables from transactions pending settlement	15,902,065	37,542,710
Debt securities related to the transfer of financial assets not derecognized	13,726,162	15,166,693
Finance leases (Note 12.1)	1,198,762	1,246,803
Liabilities subject to minimum cash requirements	1,042,592	2,925,688
Other	2,184,557	2,062,793
Total other financial liabilities	49,476,514	76,203,661

TRANSFER OF FINANCIAL ASSETS

The Group has made transfers of financial assets as described in Note 8.3. Upon the initial adoption of IFRS, derecognition criteria for financial assets under IFRS 9 were applied on a prospective basis for transactions occurring after the IFRS transition date (January 1, 2017).

Transfers of financial assets to financial trusts as of December 31, 2023 that do not qualify for derecognition are detailed below. Therefore, the Group continues recognizing transferred assets in full and a financial liability for the consideration it has received:

Issuer	Financial trust	Created on	Initial trust debt amount		Estimated termination of the series
			Type	Amount (in thousands)
BHSA	CHA UVA Series I	Apr-18	A	8,645 UVA	Oct-24
			B	5,763 UVA	Apr-28
			CP	4,802 UVA	May-32

12. OTHER NON-FINANCIAL ASSETS AND LIABILITIES

12.1. Property and equipment

Changes in property and equipment are included in Schedule F, accompanying these financial statements. Depreciation and impairment expenses for the fiscal year are recorded under “Depreciation and Impairment of assets” in the consolidated statement of income.

Right of use from leases

Below is a detail of the amounts of leases in which the Group acts as lessee:

(i) Amounts recognized in the statement of financial position:

Rights of use:

Personal property	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Original value at beginning of the year	869,406	869,406
Accumulated depreciation	(869,406)	(842,150)
	-	27,256

Real estate	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Original value at beginning of the year	7,656,877	6,878,583
Increases for the year	1,190,683	976,153
Decreases for the year	(614,865)	(197,859)
Accumulated depreciation	(7,019,404)	(6,143,799)
	1,213,291	1,513,078

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Leases payable:

Personal property	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Up to one year	-	33,071
	-	33,071

Real estate	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Up to one year	930,941	581,537
From one to five years	267,821	632,195
	1,198,762	1,213,732

(ii) Amounts recognized in the statement of income:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Depreciation of rights of use	1,318,565	1,517,823
Interest on lease liabilities (Note 22)	956,025	1,055,154
Expenses related to short-term leases	205,856	359,343

12.2. Intangible assets

Changes in intangible assets are included in Schedule G, accompanying these consolidated financial statements. The amortization expense for the period is included in “Depreciation and Impairment of assets” in the consolidated statements of income.

12.3. Other non-financial assets

The balances of other non-financial assets are as follows:

Other non-financial assets	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Investment property (Schedule F)	6,220,520	5,340,916
Tax prepayments	1,291,808	1,664,614
Prepaid fees to Directors and Supervisory Committee members (Note 27)	573,006	789,102
Other prepayments	1,650,420	1,712,699
Other	279,008	307,219
Total	10,014,762	9,814,550

Investment property

The fair value of all investment property is based on appraisals performed by an independent appraiser with accredited professional qualification and expertise in the location and category of the investment property (level 3 fair value). Changes in fair value are recognized in profit or loss.

Investment property appraisal was based on the market approach, i.e., considering market prices per constructed square meter of similar pieces of property and the characteristics inherent to the property being appraised, including aging, condition, maintenance, and construction quality.

Significant input data used, detailed by zone and their interrelation with the fair value is as follows:

Main calculation variables, non-observable	Interrelation between main variables and fair value	AMBA (Metropolitan Area of Buenos Aires)	Provinces of Buenos Aires and La Pampa	Rest of the country
Price per square meter (in thousands of pesos)	The higher the price per square meter, the greater the fair value	Between 366 and 591	Between 447 and 895	Between 583 and 1587
Aging	The greater the age, the lower the fair value	Between 44 and 62 years	Between 43 and 96 years	Between 32 and 102 years
State of preservation	The better the state of preservation, the higher the fair value	Good	Between regular and good	Between good and very good

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Changes in investment property for the year ended December 31, 2023 are included in Schedule F, accompanying these financial statements.

The figures included in income/(loss) from Investment Property for the year are as follows :

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Rentals	130,873	105,238
Direct expenses from property management	(1,915)	(3,740)

Net income from investment property as of December 31, 2023 and 2022 amounts to ARS 128,958 and ARS 101,498, respectively, and is recognized in “Other operating income”, “Administrative expenses” and “Other operating expenses” in the consolidated statement of income.

12.4.Non-current assets held for sale

As of December 31, 2022, the building known as Edificio del Plata was classified as “Non-current asset held for sale” (IFRS 5) and was subject to a sales plan prepared by the Department of Comprehensive Development of Housing.As of such date, the building was valued in the amount of 42,182,825.

During 2023, as part of the actions taken to facilitate the sale of Edificio del Plata, the necessary filings were made with the Undersecretary of Economic Development of the Ministry of Economic Development and Production of the Government of the City of Buenos Aires in order to include a new architectural project in the city downtown conversion plan that would allow us to change the commercial use of the piece of property and enjoy the benefits of CABA Law 6508 Regime for the Transformation of the Downtown Area of the City of Buenos Aires.

On January 19, 2023, Resolution 2023-24-GCABA-UCGPP of the Government of the City of Buenos Aires was received, informing the pre-approval of the preliminary project submitted. It also states that the project is provided with the tax benefit related to the Turnover Tax prepayment for the beneficiary investors, once the related approval has been obtained.

On February 17, 2023, a filing was made with the General Bureau of Urban Interpretation to initiate the process in “Project Stage,” since Edificio del Plata is located in a “Special Area” according to the current Urban Code. On May 9, 2023, such authority approved the Urban Feasibility of the project.

On March 15, 2023, an inquiry was made about the feasibility of using a trust as legal structure, which was approved on March 27, 2023.

On August 9, 2023, the definitive civil work plans were registered in the General Bureau of Works and Cadastral Registry, under file EX-2023-20205102.

On October 24, 2023, the list of investors for the development of the conversion plan pursuant to Law No. 6,508 was submitted to the Government of the City of Buenos Aires.

On November 2, 2023, the BCRA resolved to authorize the Bank to create a lien on “Edificio del Plata,” in accordance with the provisions of article 28, paragraph b) of the Financial institutions Law.

On November 10, 2023, IRSA Inversiones y Representaciones S.A., as Money Trustor and Developer and TMF Trust Company (Argentina) S.A., as Trustee, entered into the “Edificio del Plata” Trust Agreement. The Trust was created to carry out the conversion project on the piece of property.

On December 4, 2023, the Bank entered into an agreement whereby it joined the “Edificio del Plata” Trust as Land Trustor.

On December 28, 2023, the Bank executed and registered the deed transferring ownership of the property and assigning its rights and interest therein as a contribution to the Trust.

The property was assigned for 32,005,000. This amount arises from an appraisal report dated December 27, 2023 prepared by Newmark. Such amount was considered as the cost of BHSA’s share in the EDP Trust. The loss resulting from the property valuation as per the above-mentioned appraisal was 10,177,825 and was booked in “Other operating expenses”.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

12.5. Other non-financial liabilities

Balances of other non-financial liabilities are as follows:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Miscellaneous payables	6,213,572	11,102,918
Salaries and social security contributions payable	13,199,774	14,017,920
Other taxes payable	4,176,959	5,288,982
Directors’ and Supervisory Committee members’ fees (Note 27)	4,167,635	2,154,841
Tax withholdings and collections payable	3,064,253	4,553,723
Personnel expenses	1,300,000	529,393
Customers’ loyalty programs	47,412	281,177
Termination benefits payable	837,717	1,278,268
Dividends payable	614	1,791
Total other non-financial liabilities	33,007,936	39,209,013

13. LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The balances of liabilities at fair value through profit or loss is as follows:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Third party securities in pesos	703,562	-
Third party securities in foreign currency	26,926,483	-
Total liabilities at fair value through profit or loss	27,630,045	-

14. INCOME TAX

The table below shows a breakdown of “Current income tax assets”:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Minimum notional income tax credit (*)	330,799	1,030,133
Income tax provision	(4,099,858)	(2,084,656)
Income tax prepayments	510,572	9,081
Net current income tax assets/(liabilities)	(3,258,487)	(1,045,442)

(*) Below is a detail of the breakdown and expiration of tax credits:

	Minimum notional income tax credit
Fiscal year	Assessed tax	Tax Expiration Year
2012	897	Tax Return 2023
2015	41	Tax Return 2026
2016	81,835	Tax Return 2027
2017	106,128	Tax Return 2028
2018	138,099	Tax Return 2029
2019	3,799	Tax Return 2030
	330,799

The breakdown of income tax expense is as follows:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Current income tax – Expense	(5,814,079)	(3,542,712)
Deferred Income tax – Expense	(867,602)	(25,327,163)
Total income tax expense	(6,681,681)	(28,869,875)

The table below shows a reconciliation of the income tax liability recognized in profit or loss as of December 31, 2023 and 2022 and the income tax liability resulting from applying the effective tax rate to taxable income:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Income for the year before income tax	59,396,704	57,376,089
Effective tax rate	35%	35%
Loss for the year at the tax rate	(20,788,846)	(20,081,631)
Permanent differences at the tax rate:
- Tierra del Fuego loss	(726,196)	(553,281)
- ProCreAr net revenues	1,193,821	1,104,423
- Other	25,359	377,969
Tax Inflation adjustment	39,698,244	10,189,851
Non-monetary assets inflation adjustment	(17,777,436)	(6,203,776)
Loss on net monetary position	(8,705,336)	(16,610,098)
Allowance for impairment of net deferred assets	398,709	2,906,668
Total income tax expense for the year	(6,681,681)	(28,869,875)

Deferred income tax assets and liabilities

In the consolidated financial statements, the (current and deferred) tax assets of one Group’s entity will not be offset against the (current and deferred) tax liabilities of another Group’s entity, because they correspond to income taxes levied on different taxpayers and, in addition, they are not legally entitled to pay or receive a single amount that settles the net liability. Considering the above, the balances of deferred income tax assets and liabilities disclosed in the Consolidated Statement of Financial Position are detailed below:

	12/31/2023	12/31/2022
Deferred income tax assets	226,520	856,772
Deferred income tax liabilities	(11,019,897)	(10,782,547)
Net deferred income tax liabilities	(10,793,377)	(9,925,775)

Deferred income tax liabilities

The table below shows the changes in deferred income tax assets and liabilities:

Deferred tax assets / (liabilities), net	Balance as of 12/31/2022 (Unaudited)	Balance recognized in profit or loss	Balance as of 12/31/2023 (Audited)
Allowance for loan losses	959,576	(241,799)	717,777
Property and equipment, Investment property and assets held for sale	(28,647,922)	12,645,008	(16,002,914)
Foreign-currency valuation	(28,058)	(90,177)	(118,235)
Provisions	1,694,403	(539,020)	1,155,383
Valuation of financial instruments	2,688,948	318,491	3,007,439
Tax inflation adjustment	3,066,770	(2,466,511)	600,259
Tax losses	10,609,773	(10,539,216)	70,557
Other	(269,265)	45,622	(223,643)
Total deferred income tax liabilities, net	(9,925,775)	(867,602)	(10,793,377)

Below is a detail of the years of origination and expiration of the recognized tax losses at the prevailing tax rate:

Originated in	Balance as of 12/31/2023	Expiration
2021	70,557	2026
Total	70,557

As per the analysis performed by the Group, the assets detailed above are considered to be recoverable and, they are recognized accordingly.

As of December 31, 2023 the unrecognized accumulated tax losses carryforwards are a follows:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Originated in	12/31/2023	Expiration
2021	2,462,843	2026
2022	3,418,139	2027
Total	5,880,982

Inflation adjustment for tax purposes and tax losses

Law 27,430 introduced an amendment whereby the taxpayers referred to in paragraphs a) through e) of Section 53 of the Income Tax Law should, in calculating their net taxable income, deduct or add the inflation adjustment for tax purposes to the taxable income for the year being assessed.

Such adjustment will be applicable in the fiscal year in which the changes to the general consumer price index accumulated during the thirty six (36) months prior to the end of the fiscal year being assessed surpass one hundred per cent (100%). The resulting inflation adjustment, whether positive or negative, should be charged as follows: one sixth (1/6) corresponding to the first and second fiscal year beginning on or after January 1, 2019 should be charged to the year of assessment, with the remaining five sixths (5/6) being chargeable, in equal parts, over the immediately following five (5) fiscal years. Then, for fiscal years beginning on or after January 1, 2021, the inflation adjustment will be charged in its entirety (100%), without any deferral whatsoever. Accordingly, during the current fiscal year, the Group has to include the entire inflation adjustment calculated for the year.

On the other hand, section 25 of the Income Tax Law provides for a mechanism to restate tax losses generated in previous years, which is separate from the other restatements admitted by law. The Group has determined that, in the absence of such restatement, the resulting tax would be confiscatory, in that it would take a substantial portion of the taxpayer’s actual income, surpassing any reasonable taxation threshold, pursuant to the judgement rendered by the Supreme Court of Justice in re “Candy S.A.” and subsequent decisions in the same vein.

Considering the existing case law on this matter reviewed by its legal and tax advisers, the Group calculated and recognized the restatement of tax losses up to December 31, 2023.

Income tax rate

Law No. 27430, as subsequently amended by the Social Solidarity and Production Reactivation Law enacted within the framework of the prevailing Public Emergency (the “Economic Emergency Law”), established the following income tax rates:

●
30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022; and
●
dividends distributed to individuals and foreign beneficiaries as from such fiscal years will be taxed at a 7% and 13% rate, respectively.

Then, Law No. 27630 enacted on June 16, 2021 repealed the aforementioned general decrease in rates and introduced a system of tax brackets which was effective for the fiscal years beginning on or after January 1, 2021.

AFIP’s General Resolution No. 5168 set forth the tax brackets and rates effective as from January 1, 2023, as follows:

Accumulated net taxable income
From	To	Amount payable	Rate %	Over the excess of
-	14,301	-	25%	-
14,301	143,012	3,575	30%	14,301
143,012	onwards	42,189	35%	143,012

AFIP’s General Resolution No.5168 set forth the tax brackets and rates effective as from January 1, 2022, as follows:

Accumulated net taxable income
From	To	Amount payable	Rate %	Over the excess of
-	7,605	-	25%	-
7,605	76,049	1,901	30%	7,605
76,049	onwards	22,435	35%	76,049

The amounts included in this system of tax brackets will be adjusted annually, based on the changes in the CPI measured in October each year.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Furthermore, dividends on profits generated in fiscal years beginning on or after January 1, 2018 will be taxed at a single rate of 7%.

As a consequence of such changes, the current tax liability as of December 31, 2023 and December 31, 2022 was measured by applying progressive rates on taxable income assessed at such dates, while deferred tax balances were measured by using the progressive rate expected to be in force at the time of reversal of the temporary differences.

15. NEGOTIABLE OBLIGATIONS ISSUED

The table below shows the Group's issues of simple, non-convertible negotiable obligations:

	Issued amount	Issue date	Maturity date	Annual interest rate	12/31/2023	12/31/2022
		(in thousands of ARS.)			(Audited)	(Unaudited)
Banco Hipotecario S.A. (1)
Series IV	USD78,336	10/14/20	10/14/25	9.75%	25,473,660	25,945,484
Series V	USD10,000	10/1/2021	4/7/2023	0.00%	-	5,508,952
Series VI	USD15,948	5/4/2022	5/4/2024	0.00%	12,846,899	8,740,785
BACS Banco de Crédito y Securitización SA (2)
Series VII	$1,500,000	2/10/2022	2/10/2023	Badlar + 4,00%	-	4,651,287
TOTAL					38,320,559	44,846,508

(1) The Annual Shareholders’ Meeting held on May 23, 2008 approved the creation of a new Global Program for the issuance of negotiable obligations, non-convertible into shares, secured or unsecured, for up to USD 2,000,000,000 or an equal amount in Pesos, which was amended, extended and increased several times by subsequent Annual Shareholders’ Meetings and Board Resolutions. The current amount authorized to be issued under the Global Negotiable Obligations Program is up to USD 100,000,000 (or its equivalent in other currencies).

The Program’s Public Offering was authorized by Resolution No. 16573 dated May 24, 2011; the increase in the Program amount was authorized by Resolution No. 17805 dated September 9, 2015; the extension of the Program and the increase in its amount were authorized by Resolution No. 18145 dated July 28, 2016, and a new increase in the program amount was authorized by Resolution No. 18493 dated February 2, 2017, all of them issued by the CNV.

On March 26, 2012, BACS’ Annual Shareholders’ Meeting approved the creation of a Global Program for the issuance of simple negotiable obligations, non-convertible into shares, secured or unsecured, or secured by third parties, subordinated or unsubordinated, for an aggregate nominal value of up to USD 150,000,000 and the subsequent admission to the public offering of negotiable obligations. On January 23, 2014, the CNV authorized the public offering of BACS Banco de Crédito y Securitización S.A.’s negotiable obligations, by way of Resolution No. 17271. On April 13, 2016, the Shareholders’ Meeting approved the extension of the Global Negotiable Obligations Program from USD 150,000,000 to USD 300,000,000.

16. PROVISIONS

The Group recognizes the following provisions:

   For labor, civil and commercial lawsuits: These provisions are calculated on the basis of attorneys’ reports on the status of the proceedings and estimates of potential losses the Group may sustain, as well as on the basis of past experience in proceedings of a similar nature.
   For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of realization taking into consideration the opinion of its legal and professional advisors. These include potential claims from tax authorities for various taxes and potential administrative penalties from supervisory entities, among others.
   At the request of the BCRA, Note 30.6 includes all administrative, disciplinary and criminal penalties applied or processes initiated by the BCRA and the Financial Information Unit (UIF), whether supported by a lower court judgment or not, regardless of whether they are probable, possible or remote.

Based on Management's estimate, there is less than 50 percent probability that the amounts of allowances as of December 31, 2023 will have to be paid during the following 12 months.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Changes in provisions as of December 31, 2023 are as follows:

			Decreases
Provisions	Balances as of 12/31/2022 (Unaudited)	Increases (2)	Reversals	Uses	Monetary gain (loss) from provisions	Balances as of 12/31/2023 (Audited)
Other (1)	3,438,852	3,858,325	(68,046)	(1,818,716)	(2,334,560)	3,075,855
Total	3,438,852	3,858,325	(68,046)	(1,818,716)	(2,334,560)	3,075,855
(1) It mainly includes provisions for lawsuits and other claims and the allowance for expected credit losses for guarantees granted and unused balances of overdraft facilities and credit cards.
(2) Included in the “Statement of Income” under “Other operating expenses – Other provisions”, Note 22.

17. CAPITAL STOCK

Banco Hipotecario S.A. has a capital stock of 1,500,000,000, fully subscribed and paid-in, represented by 1,500,000,000 common book-entry shares, with a nominal value of AR$ 1 each, split into the following classes:

Class	Shares	Nominal Value	Capital Stock

A	664,376,845	1	664,376,845
C	75,000,000	1	75,000,000
D	760,623,155	1	760,623,155
	1,500,000,000		1,500,000,000

●
Class A shares: Entitled to one vote each. These shares were held by the Argentine Government as part of the privatization process and were subsequently transferred to the Trust Fund to support the Regional Infrastructure Federal Fund;

●
Class C shares: Entitled to one vote each. These shares may not account for more than 5 % of the Bank's capital stock and are freely transferable. As long as Class C shares account for more than 3 % of the Bank's capital stock, holders of Class C shares gathered at their Shareholders' Meeting will be entitled to elect one member of the Bank's Board of Directors; and

●
Class D shares: As long as Class A shares account for more than 42 % of the capital stock. Class D shares will carry 3 votes each. An individual or legal entity belonging to the same economic group may not own more than five per cent (5%) of the Bank's capital stock. At times when Class D shares account for, at least, 25 % of the Bank's capital stock, holders of Class D shares, gathered at the Shareholders' Meeting, will be entitled to elect the majority of the members of the Bank's Board of Directors.

Employee Stock Ownership Plan (PPP)

Law No. 24855, whereby Banco Hipotecario Nacional was declared “subject to privatization” and transformed into a corporation ("sociedad anónima"), provided for the creation of Programa de Propiedad Participada (Employee Stock Ownership Plan or "PPP"). A PPP is a mechanism envisaged by Law No. 23696 to allow employees of an entity subject to privatization to acquire shares in the privatized entity’s capital stock.

The Bank's PPP was implemented by Executive Decree No. 2127/2012, pursuant to which the individuals included in the Bank's payroll as of September 27, 1997 became entitled to participate in the PPP, by entering into a General Transfer Agreement between the employee, the government and the Trustee (Banco de la Nación Argentina).

Class “B” shares (57,009,279) were entirely held by the PPP. The sale price of the shares was set at AR$ 0.665 each.

The payment of the shares to the government is made by offsetting contributions to the Adjustable Supplementary Pension Fund (Fondo Complementario Móvil de Jubilaciones), capitalizing the dividends from the awarded shares, and out of half the proceeds from the profit-sharing bonus.

The Bank's bylaws provide for the payment of a profit-sharing bonus in respect of profits for fiscal year 2012 through fiscal year 2022 included. The profit-sharing bonus was calculated as 0.50% of the Bank's profits for the year, as determined at the Annual Shareholder's Meeting at which the financial statements are approved.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

On February 22, 2023, Banco de la Nación Argentina reported the settlement of the total balance of the debt that the aforementioned Program had with the National Government, as well as the removal of the pledge on the fifty seven million, nine thousand, two hundred and seventy nine (57,009,279) Class "B" Shares. On the other hand, the Special Meeting of Class "B" Shareholders of the Employee Stock Ownership Plan held on December 1, 2022 resolved the withdrawal of one hundred percent (100%) of the Class "B" Shares included in the Employee Stock Ownership Plan and the expiration and dissolution of the Share Syndication Agreement executed by each shareholder at the time said Plan was established. Accordingly and under the provisions of Section 6, subsection b) paragraph iv) of the Entity's By-laws, the Argentine Securities Commission was requested to transfer the public offer for the conversion of 57,009,279 Class B common book-entry shares, with 1 vote per share and nominal value of AR$ 1, to Class D common book-entry shares, with 3 votes per share and a nominal value of AR$ 1, which was notified on April 5, 2023. Therefore, Banco de la Nación Argentina delivered such shares to each of the Plan’s beneficiaries.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Treasury shares deliverable

On November 22, 2017 (the "grant date"), the Board of Directors approved the implementation of the Employee Compensation Program, as approved at the shareholders' meetings dated April 24, 2013, April 24, 2014, and June 4, 2017.

Employees of the Bank, BACS, BHN Sociedad de Inversión S.A., BHN Vida S.A., BHN Seguros Generales S.A. and BH Valores S.A. (merged into the Bank in 2019) became entitled to a number of shares, pursuant to the program conditions at the grant date.

The benefit was calculated considering the fair value of the Bank's shares at the grant date, while the value in excess of the nominal value of the shares is recognized in “Reserve for share-based payments”.

If the beneficiary meets the program conditions at the time of termination of the beneficiary’s employment at the entities at issue, then that beneficiary meets the program conditions, receives Class "D" shares and the shares are reclassified from "treasury shares" to "outstanding shares," in both cases under the caption Capital stock.

In addition, until March 2021, the higher value recognized in the “Reserve for share-based payments” was reclassified into the account “Share premium” every time shares were delivered to the program beneficiaries. On March 30, 2021, the Bank's Shareholders' Meeting resolved to absorb the accumulated deficit and the accounts "Share premium" and “Reserve for share-based payments” were fully absorbed. Therefore, effective since April 2021, balances are reclassified from “treasury shares” to “outstanding shares” only.

Dividends from deliverable shares are made available to beneficiaries as soon as the payment of such dividends is approved at the Shareholders' Meeting.

18. INTEREST INCOME AND ADJUSTMENTS/ FEE AND COMMISSION INCOME

Interest income and adjustments	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Interest on cash and bank deposits	1,700,895	1,043,385
Interest on loans to the financial sector	299,587	531,717
Interest on overdraft facilities	4,928,712	2,725,798
Interest on promissory notes	10,889,627	10,087,253
Interest on mortgage loans	3,877,190	5,471,419
Interest on consumer loans	11,795,315	12,802,515
Interest on pledge loans	19,151	68,759
Interest on credit card loans	30,592,293	29,195,000
Interest on finance leases	1,737,580	1,276,038
Interest on other loans	12,288,806	12,063,477
Interest on government and corporate securities	38,024,260	64,764,807
Income from adjustments	41,791,027	31,492,482
Interest on reverse repurchase transactions	470,030,880	113,798,869
Other	13,946	261,584
Total	627,989,269	285,583,103

Fee and commission income	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Credit card commissions	19,075,669	24,316,898
Linked to lending transactions	8,922,358	7,367,874
Linked to borrowing transactions	166,797	137,648
Other commissions	1,374,650	1,709,794
Total	29,539,474	33,532,214

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

19. INTEREST EXPENSE AND ADJUSTMENTS/ FEE AND COMMISSION EXPENSE

Interest expense and adjustments	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Interest on checking accounts deposits	(410,017,522)	(123,518,450)
Interest on savings account deposits	(177,998)	(159,390)
Interest on time deposits	(253,446,690)	(180,303,261)
Interest on interfinancial loans received	(43,093)	(467,586)
Interest on negotiable obligations and debt securities	(5,521,675)	(12,690,984)
Expenses out of adjustments	(5,791,882)	(12,943,723)
Other	(541,195)	(142,717)
Total	(675,540,055)	(330,226,111)

Fee and commission expense	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Linked to loans	(927,366)	(984,689)
Linked to securities	(790,144)	(1,102,399)
Other	(224,828)	(217,914)
Total	(1,942,338)	(2,305,002)

20. NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Net income from financial instruments at fair value through profit or loss	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Income from government securities	333,697,161	226,182,195
Loss (income) from financial trusts	511,586	(26,294)
Income from other corporate securities	43,367,836	9,326,693
Loss (income) from other securities	(196,740)	(248,459)
Total	377,379,843	235,234,135

21. FOREIGN CURRENCY EXCHANGE RATE DIFFERENCES

Originated in:	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Dollar denominated net transactions	(7,832,416)	6,379,053
Derivative instruments	(12,353,191)	(5,997,732)
Euro denominated net transactions	659,192	232,175
Quotation differences	(19,526,415)	613,496

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

22. OTHER OPERATING INCOME / (EXPENSES)

Other operating income	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Loan servicing	4,789,916	5,403,312
Premiums and revenues from insurance	27,041,506	32,876,055
Commissions from borrowing transactions	2,013,949	2,340,433
Income from PRO,CRE,AR services	6,755,389	5,610,042
Penalty interest	499,189	564,592
Loans recovered	1,105,690	2,005,527
Reversal of allowances	676,266	562,786
Rentals	138,370	110,076
Investment property at fair value (Note 12.4)	879,604	-
Income from sale of property and equipment and other non-financial assets	-	5,069
Valuation of property and equipment (Schedule F)	1,358,499	-
Adjustments and interest from miscellaneous receivables	857,349	790,938
Other income	1,479,039	872,412
Total	47,594,766	51,141,242

Other operating expenses	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Turnover tax	(38,164,377)	(22,057,054)
Loan servicing	(12,837,333)	(13,682,262)
Deposit services	(3,410,327)	(3,521,579)
Other taxes	(2,771,357)	(2,282,808)
Debit and credit card rebates	(752,919)	(1,102,293)
Loan rebates	(592,527)	(743,400)
Contribution to the deposit insurance fund (Note 30.1)	(1,444,303)	(2,111,261)
Interest on finance leases (Note 12.1)	(956,025)	(1,055,154)
Other provisions (1)	(6,855,524)	(6,401,546)
Donations	(392,376)	(482,598)
Non-current assets at fair value held for sale (Note 12.4)	(10,177,825)	(23,450,366)
Investment property at fair value (2)	-	(1,200,056)
Other expenses	(1,641,946)	(1,795,399)
Total	(79,996,839)	(79,885,776)

(1) It includes 5,160,428 for other provisions and 1,695,096 for termination benefits payable as of December 31, 2023. As of December 31, 2022, it includes 1,843,547 for other provisions and 4,557,999 for termination benefits payable.

(2) Note 12.3.

23. EXPENSES BY FUNCTION AND NATURE

The Group presented its statement of comprehensive income under the expense function method. Under this method, expenses are classified according to their function as part of the item “Administrative expenses”.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The table below provides the required additional information about expenses by nature:

Administrative expenses	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Fees and compensation for services	(11,513,675)	(13,362,927)
Directors’ and Supervisory Committee’s members’ fees	(6,732,375)	(3,841,959)
Advertising, promotion and research expenses	(1,923,268)	(1,469,251)
Taxes and duties	(3,809,622)	(3,585,716)
Maintenance and repairs	(2,268,480)	(2,298,713)
Electricity, gas and telephone services	(1,991,367)	(2,192,933)
Insurance	(648,505)	(651,104)
Entertainment and transportation expenses	(587,505)	(413,918)
Office supplies	(101,888)	(66,242)
Rentals	(205,856)	(359,343)
Security services	(1,761,598)	(1,442,078)
Transport of valuables	(929,799)	(1,608,034)
Miscellaneous	(621,092)	(725,730)
Total	(33,095,030)	(32,017,948)

24. EMPLOYEE BENEFITS

The table below shows a breakdown of items disclosed under Employee Benefits:

Employee benefits	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Salaries and social security contributions payable	(48,231,149)	(48,599,766)
Severance payments and bonuses	(22,766,587)	(17,865,772)
Personnel expenses	(3,058,655)	(2,954,734)
Total	(74,056,391)	(69,420,272)

25. SEGMENT REPORTING

The Group determines operating segments, based on management reports used to monitor performance and allocate resources by the Board of Directors and key management personnel, and updates such segments as they change.

The Group considers its business is comprised of its product and service offering; thus, it identifies operating segments as follows:

(a) Finance: It involves the placement of the Group’s liquidity according to the other segments and its own needs and opportunities.
(b) Wholesale Banking: This segment encompasses corporate and financial advisory services as well as asset management and loans to large customers. This segment also includes the operations of our subsidiary BACS.
(c) Retail Banking: It includes loans granted and other credit products, such as deposit taking from individuals. It also includes the operations of our subsidiary BHN Inversión.
The column “Other” includes balances of assets, liabilities and income/loss not allocated to the operating segments mentioned above.

The column “Adjustments” includes consolidation adjustments corresponding to transactions among Group members not including third parties and the non-controlling interest.

The results of operations of the Group's several operating segments are monitored separately in order to make decisions on resource allocation and on the evaluation of each segment's performance. The performance of each operating segment is reviewed on the basis of operating income or loss and is measured consistently with the operating income and loss reported in the consolidated statement of income.

When a transaction occurs, transfer prices among operating segments are set on an arm's length basis similarly to transactions carried out with third parties. Income, expenses and income (losses) resulting from transfers among operating segments are then eliminated on consolidation.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The relevant segment reporting at the indicated dates is as follows:

	12/31/2023 (Audited)
		Retail banking		Wholesale banking
	Finance	Retail banking	Finance	BHSA	BACS	Other	Adjustments	Consolidated
Total assets	1,085,937,099	175,379,786	37,425,603	59,040,251	151,041,698	50,607,210	(45,920,923)	1,513,510,724
Total liabilities	(816,756,119)	(188,694,312)	(8,391,232)	(94,101,010)	(141,484,749)	(63,194,308)	13,996,074	(1,298,625,656)

	12/31/2022 (Unaudited)
		Retail Banking		Wholesale banking
	Finance	Retail Banking	Insurance	BHSA	BACS	Other	Adjustments	Consolidated
Total assets	791,141,198	203,170,938	37,503,434	89,008,036	89,847,984	94,554,886	(44,909,471)	1,260,317,005
Total liabilities	(549,445,174)	(310,788,693)	(9,604,273)	(91,221,385)	(81,444,613)	(68,574,538)	12,577,815	(1,098,500,861)

	12/31/2023 (Audited)
		Retail Banking		Wholesale Banking
	Finance	Retail Banking	Insurance	BHSA	BACS	Other	Adjustments	Consolidated
Net interest income/(expense)	(19,778,882)	(24,281,949)	6,234,179	(14,583,693)	6,977,794	(2,689,403)	571,168	(47,550,786)
Net commission income/(expense)	(1,064,468)	30,099,223	(3,138,353)	1,700,687	47	-	-	27,597,136
Net income/(expense) from measurement of financial instruments at fair value through profit or loss	278,417,648	31,055,846	27,458,252	28,259,984	12,635,290	-	(447,177)	377,379,843
Income/(expense) from assets written-off measured at amortized cost	(7,765,853)	-	(260,349)	-	10,060	-	-	(8,016,142)
Gold and foreign currency exchange rate difference	(36,456,009)	-	5,084,005	-	3,273,605	-	8,571,984	(19,526,415)
Other operating income/(loss)	1,890,946	10,854,912	27,393,675	53,269	4,352,608	3,284,666	(235,310)	47,594,766
Loan loss	-	(3,668,559)	-	(1,178,640)	(65,850)	-	-	(4,913,049)
Total net operating income/(loss)	215,243,382	44,059,473	62,771,409	14,251,607	27,183,554	595,263	8,460,665	372,565,353
Other operating expense	(22,899,253)	(22,537,421)	(4,829,733)	(2,129,754)	(8,913,939)	(18,697,757)	11,018	(79,996,839)
Income/(loss) by segment	192,344,129	21,522,052	57,941,676	12,121,853	18,269,615	(18,102,494)	8,471,683	292,568,514
Benefits to personnel								(74,056,391)
Administrative expenses								(33,095,030)
Depreciation and impairment of assets								(4,710,997)
Loss on net monetary position								(121,309,392)
Income tax – (expense)								(6,681,681)
Net loss attributable to non-controlling interests								(1,013,162)
Net income								51,701,861

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	12/31/2022 (Unaudited)
		Retail Banking		Wholesale Banking
	Finance	Retail Banking	Insurance	BHSA	BACS	Other	Adjustments	Consolidated
Net interest income/(expense)	(45,493,595)	(7,241,413)	4,996,018	8,381,983	(1,539,394)	(3,817,905)	71,298	(44,643,008)
Net commission income/(expense)	(1,452,714)	34,449,734	(3,371,840)	1,599,345	2,687	-	-	31,227,212
Net income from measurement of financial instruments at fair value through profit or loss	188,016,015	10,400,507	11,194,962	15,662,402	9,853,050	-	107,199	235,234,135
Income from assets written-off measured at amortized cost	-	-	441	-	27,357	-	-	27,798
Gold and foreign currency exchange rate difference	(4,172,314)	-	1,844,102	-	1,066,967	-	1,874,741	613,496
Other operating income/(loss)	2,670,540	10,843,898	32,890,231	53,784	4,608,645	250,328	(176,184)	51,141,242
Loan loss	-	(4,182,961)	-	(1,358,846)	(102,986)	-	-	(5,644,793)
Total net operating income/(loss)	139,567,932	44,269,765	47,553,914	24,338,668	13,916,326	(3,567,577)	1,877,054	267,956,082
Other operating expense	(12,774,148)	(23,710,340)	(4,407,119)	(2,376,235)	(4,113,087)	(32,577,649)	72,802	(79,885,776)
Income/(loss) by segment	126,793,784	20,559,425	43,146,795	21,962,433	9,803,239	(36,145,226)	1,949,856	188,070,306
Benefits to personnel								(69,420,272)
Administrative expenses								(32,017,948)
Depreciation and impairment of assets								(5,509,694)
Loss on net monetary position								(23,746,303)
Income tax – Benefit								(28,869,875)
Net gain attributable to non-controlling interests								421,264
Net income								28,927,478

The operating income (loss) from the Group’s operating segments is monitored separately in order to decide how to allocate resources and assess each segment’s individual performance. The performance of such operating segments is assessed on the basis of the operating income or losses and is measured consistently with the operating income and losses reported in the consolidated profit & loss statement. However, employee benefits, administrative expenses, gains (losses) on net monetary position, and income tax are managed on a consolidated basis. Therefore, these items have not been allocated to operating segments.

Information on geographic areas:

The Group's operations are entirely conducted in Argentina.

26. OFF-BALANCE SHEET ACCOUNTS

The Group records different transactions under off-balance sheet accounts, according to the rules issued by the BCRA. The balances of the main off-balance sheet accounts as of December 31, 2023 and December 31, 2022 are listed below:

Off-balance sheet accounts	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Guarantees received	136,847,258	175,011,705
Irrecoverable loans (Note 8,3)	54,316,032	52,222,870
Securities in custody	436,654,900	499,492,530
Securities to be collected	5,505,692	18,847,496
Securities to be debited	261,269	338,991
Securities to be credited	1,147,403	1,776,912
Agreed loans	155,179,921	137,513,610
Guarantees granted	4,406,274	2,233,944

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

27. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Bank has carried out transactions with related parties on an arm's length basis.

Main shareholders

The Bank’s main shareholders are:

		12/31/2023 (Audited)		12/31/2022 (Unaudited)
Name	Class of shares	Votes %	Capital %	Votes %	Capital %
Fondo Federal de Infraestructura Regional Assistance Trust	A	21.99%	44.29%	22.85%	44.29%
Employee Stock Ownership Plan	B	-	-	1.96%	3.80%
Fondo Federal de Infraestructura Regional Assistance Trust	C	2.48%	5.00%	2.58%	5.00%
IRSA Inversiones y Representaciones S, A, (a)	D	44.56%	29.92%	46.30%	29.92%
ANSES	D	7.35%	4.94%	7.64%	4.94%
Deliverable shares	D	2.39%	1.61%	2.70%	1.74%
The Bank of New York ADRs (b)	D	9.03%	6.06%	9.38%	6.06%
Other	D	12.20%	8.18%	6.59%	4.25%
		100.00%	100.00%	100.00%	100.00%

(a) IRSA Inversiones y Representaciones (“IRSA”) holds these shares either directly (4.93%) or indirectly through the following subsidiaries: Tyrus S.A. (5.00%), Ritelco S.A. (5.00%), E-Commerce Latina S.A. (5.00%), Palermo Invest S.A. (4.99%), and Inversora Bolívar S.A. (5.00%)

(b) It represents 90,905,000 ADRs (10 shares = 1 ADR), the political rights of which are exercised by the Argentine Government.

Directors’ Fees

The Bank's by-laws provide that total fees payable to Directors will be limited to five per cent (5%) of after-tax profits for the fiscal year at issue when no cash dividends are distributed for whatsoever reason, and will be increased on a proportional basis to cash dividends, if available, until reaching fifteen per cent (15%) of taxable income.

Some of the Group's directors were hired under Employment Contract Law No. 20744. This law sets forth certain employment terms and conditions, including, without limitation, salaries, income protection, working hours, vacations, paid leaves, minimum age requirements, workers’ protection, and grounds for suspension or termination of employment contracts.The fees payable every year to Directors are determined in accordance with Law No. 19550, taking into account whether or not directors perform technical-administrative duties and based on the profits made during the year. Once the fees payable to directors are determined, they are submitted to the Shareholders’ Meeting for approval.

Compensation payable to the Key Management Personnel

The members of our Senior Management are designated and removed by the Board of Directors and perform their duties following the instructions delivered by the Board.

As compensation for their duties, our Key Management Personnel earn a fixed amount determined by reference to their background, skills and experience, and a variable bonus which is paid on an annual basis and is tied to individual performance and the Group’s results of operations.

As of December 31, 2023, the Bank's Key Management personnel is comprised of a General Manager and eleven Area Managers.

Corporate Services Contracts

In light of the fact that subsidiaries have operating areas that share certain common characteristics, the Bank implemented alternatives to cut certain fixed costs inherent to its business, streamlining the individual efficiencies of each of the companies in several areas comprising operating management.

Costs and rewards of corporate services contracts are allocated on the basis of operating efficiencies and equity, without pursuing individual profits for each of the companies.

Below is a detail of the service areas included in the corporate services contracts:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Entity	Service area
BACS
Human resources, financial services, IT services, procurement and contracting, accounts payable, overall secretarial services, legal advice services and exclusive use by BACS of a space within the Bank's Vault.

BHN Vida y BHN Seguros Generales (a)
Human resources; procurement and contracting; maintenance; internal audit; assets management; general services; accounts payable; overall secretarial services; legal advice and supervision; supply, maintenance and administration of communication and IT items; SAP maintenance, and sale of insurance policies through call centers.

(a) Controlled by BHN Sociedad de Inversión.

Rental of Offices
BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A.lease offices owned by IRSA Inversiones y Representaciones S.A. at several buildings.

Legal Services
The Group retains the legal services of Estudio Zang, Bergel &Viñes, Saúl Zang is a partner in such law firm and is also a member of the Board of the Group’s subsidiaries.

Trading of Financial Assets
Idle funds are usually placed in several instruments, including those issued by related companies, which are purchased at the time of issuance or from independent third parties in the secondary market.

Financial Transactions
In the ordinary course of business, the Bank enters into certain related party credit facility agreements. The interest rate on these facilities is determined at arm's length and these facilities are under normal compliance conditions as of year-end.

In addition, the Bank and BACS usually act as placement agents in certain related parties’ transactions carried out in the capital market.

Below is a detail of balances and transactions with related parties as of December 31, 2023:

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets (Note 12.3)	Other non-financial liabilities
IRSA (including subsidiaries)	654,389	44,835	434,092	152,276	31,115	-	-
Total shareholders	654,389	44,835	434,092	152,276	31,115	-	-
Zang Bergel &Viñes Law Firm	-	-	-	-	-	-	29,779
Key personnel	-	-	-	-	-	573,006	4,167,635
Total other	-	-	-	-	-	573,006	4,197,414
Total	654,389	44,835	434,092	152,276	31,115	573,006	4,197,414

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (including subsidiaries)	1,004,961	-	-
Total Shareholders	1,004,961	-	-
Zang, Bergel &Viñes Law Firm	-	-	27,668
Key personnel	-	3,799,442	6,732,375
Total other	-	3,799,442	6,760,043
Total	1,004,961	3,799,442	6,760,043

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Below is a detail of the balances and transactions with related parties as of December 31, 2022:

	ASSETS						LIABILITIES
Related Party	Other debt securities	Derivative instruments	Equity instruments	Loans and other financing arrangements	Other financial assets	Other non-financial assets (Note 12.3)	Other financial liabilities
IRSA (Including subsidiaries)	667,269	29,792	353,164	2,228,773	29,145	-	(489)
Total shareholders	667,269	29,792	353,164	2,228,773	29,145	-	(489)
Zang Bergel &Viñes Law Firm	-	-	-	-	-	-	3,483
Key personnel	-	-	-	-	-	789,102	2,154,841
Total other	-	-	-	-	-	789,102	2,158,324
Total	667,269	29,792	353,164	2,228,773	29,145	789,102	2,157,835

Related Party	Interest income	Employee benefits	Administrative expenses
IRSA (Including subsidiaries)	187,162	-	42,781
Total shareholders	187,162	-	42,781
Zang Bergel &Viñes Law Firm	-	-	39,711
Key personnel	-	3,734,983	3,841,959
Total other	-	3,734,983	3,881,670
Total	187,162	3,734,983	3,924,451

28. FINANCIAL RISK FACTORS

Comprehensive Risk Management

The Bank relies on a comprehensive process to manage risks that includes identifying, assessing, tracking, controlling and mitigating all significant risks.

The comprehensive process for managing risks is geared towards having the Board of Directors and Senior Management involved in the management of all significant risks and having them oversee such management and understand the nature and level of risk taken on by the entity and how such risk relates to capital adequacy. In addition, it is in line with the best practices in risk management and, in particular, with the BCRA's guidelines for financial institutions' risk management.

To make sure that its significant risks are properly managed, the Bank relies on a management framework and on management mechanisms appropriate to its size, complexity, economic weight and risk profile.

a) Credit Risk:

Credit Risk Management - Retail Banking

Retail Banking credit risk management is based on the Bank's annual planning process. As a result of such process, the Bank sets business goals, that is, the volume of loans to be granted during the year through each Retail Banking lending product (mortgage and consumer loans and credit cards). The risk management strategy implies that credit risk management is intended to define and establish the guiding principles of the Bank's loan origination, servicing and follow-up activities in order to prevent, detect and mitigate those risks in due time. It encompasses defining the profile of customers to whom the Bank is willing to lend, as well as identifying the target market, quality standards and expected profitability, and the overall characteristics the Bank seeks to achieve in its credit portfolio. The establishment of risk limits is conceived as a dynamic process leading to determine the Bank's risk appetite. Given the fact that the credit strategy should provide continuity and should take into account circumstantial aspects and their resulting changes in the overall credit portfolio composition and quality, through its credit policies and procedures, the Bank defines detailed aspects to execute its credit risk strategy, such as origination criteria (including terms and conditions), credit powers and authority, product types, origination channels, underlying collateral, and the organization's structure, In line with its business goals, and considering the aforementioned forecasts, the Bank sets a credit risk appetite; in other words, tolerance limits or levels based on indicators, such as the non-performing portfolio ratio and the annual loss rate (write-off). Through this planning process, which includes a definition session with the involvement of senior management and another session to present the plan to the Board, the Bank develops a Business Plan and Risk Strategy, both documents that embody the aforementioned goals and limits for the Board's approval.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Credit Risk Management means the function and procedure to identify, measure, mitigate and monitor credit risk, taking into consideration the entire business cycle, from the definition of the target market and the origination of a financing arrangement, up to the customers' retention and the loan recovery or write-off upon a default. Within this framework, the granting of new loans is guided by Credit Policies and Scoring Models. The policies, which establish credit eligibility requirements and line allocation criteria, are set out by the Retail Credit Risk Department reporting to the Planning and Control Area and are approved by the Risk Management Committee and the Board of Directors on an annual basis. The models are subject to the validation process, established in the Scoring Model Validation Policy approved by the Board. Such policy sets out the responsibilities and criteria to be applied in validating models, oriented at maintaining a standard in their predictive capacity, as well as its frequency, following the industry best practices.

Loans are granted on the basis of a Decision Engine in which the scoring models and most conditions set out in credit policies are arranged. This ensures the accurate application of the established policies in general and, in turn, enables further assessment of the applications in accordance with the analysts’ judgment, whether to reject them or approve them by exception. There is a limit for exceptions, which is set out in the Credit Policy and reviewed on an annual basis.

In order to identify, measure and monitor compliance with credit risk policies, the Bank has developed certain key indicators associated with the main risks identified. These indicators allow the Bank to monitor the composition, concentration and quality of several credit portfolios, broken down by business sectors, segments, origination channels, products, etc. This information is documented in several reports, which analyze several aspects, such as financing level, arrears ratios, roll rates, vintage, benchmarking, portfolio impairment,non-performing loans, provisions under IFRS 9, and exposure to pre-established risk thresholds. The main indicators are part of the Risk Dashboard.

Both portfolio maintenance, which is mainly related to credit cards, and arrears management are governed by the aforementioned Credit Policies and Scoring Models. Regarding card portfolio maintenance, the policy mainly sets out the guidelines to manage credit facilities and access to product attributes, including, for instance, cash advances. Regarding arrears management, the policies govern the commencement of several recovery stages –early arrears, advanced arrears, and court proceedings – and recovery means, settlement options (debt restructuring, reductions, etc.), and risk control or recovery actions (restraint, disqualification, account closing, etc.) enabled for each stage. Both processes are monitored by the Area Manager through reports prepared by several divisions.

For purposes of credit risk management itself, that is, for unexpected losses, the Bank relies on stress tests to monitor changes in the portfolio vis-a-vis different adverse forward-looking scenarios designed, at least, at two years. Stress testing results determine the decisions to be made concerning adjustments to risk mitigating policies, while they are also useful to assess capital adequacy and allowance coverage. On the other hand, PDs and LGDs are used to calculate economic capital, and are estimated for both businesses and individuals, based on historical information. In estimating LGDs, the Bank takes into account all recoveries after a default, both in respect of the active portfolio and off-balance sheet accounts.

Credit Risk Management – Wholesale Banking

Effective credit risk management requires a suitable credit risk culture; therefore, the risk policies and risk management strategy in place are key elements to build such a culture, oriented at managing and mapping credit risk to the other risks on a comprehensive basis.

Wholesale Banking credit risk management is based on the Bank's annual planning process. During such process, the Bank designs the plan and business strategy for each Wholesale Banking segment (Corporate, SMEs, Real Estate Projects, Financial Institutions, Public Sector, and Intermediaries), establishing, in general terms, the desired growth levels and positioning, degree of sectoral assistance, concentration levels, product mix to be boosted, and credit quality level to be maintained in respect of expected profitability, among other things. Credit portfolio concentration, as a potential source of losses, is regarded in credit manuals as a special point for attention. Credit concentration takes place when the Bank is too exposed to a substantial number of similar risks, with a single borrower, a group of related borrowers, an industrial or business sector, a geographic region, certain credit facility or a given risk-mitigating factor.

Risk appetite is also defined for each segment, and tolerance limits or levels are established and constantly monitored in order to anticipate any undesired departure. Such limits derive in indicators, such as, 12-month likelihood of default, concentration level by borrower within the portfolio, and concentration level by business sector within the portfolio.

The outcome of such planning, which involves the Bank's Senior Management and Directors, is embodied in the Business Plan and Risk Strategy final document, in which each of the aforementioned items is exposed in detail and is submitted to the Board for approval.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Within this framework, credit decisions involving new lending, renewals, or portfolio follow-up are made following the guidelines set out in the comprehensive risk management policy as well as in the respective credit manuals developed for each business segment. Such policies are established by Wholesale Banking Credit Risk and approved by the Risk Management Committee and the Board on an annual basis. The Bank also has a documented mechanism in place to set prices/rates based on risk; in other words, the risk-reward relationship is always at the core of every lending decision.

The Bank has a risk rating system specific to Wholesale Banking, which seeks to support key credit risk parametric estimates to measure credit risk, through a credit analysis performed by an analyst specialized in the industry or sector at issue, according to the business segment and risk associated with the transaction. This rating system ensures transparency and consistency in terms of lending decisions which, together with the policies and manuals in place, lead to set the loan granting minimum standards based on credit ratings. Credit risk rating methodologies and parameters are reviewed and validated, at least, on an annual basis.

Ratings are also subject to permanent changes as a result of perceived changes in the borrower's risk arising from updated information, with each change in ratings being submitted to an Internal Review Commission comprised of subject-matter specialists.

The Wholesale Banking Credit Risk area is in charge of performing an independent analysis of any application that involves credit risk. All applications for commercial loans are reviewed and assessed on the basis of their respective exposure, in order to guarantee an appropriate assessment, correct approval, and ongoing monitoring and active management of risks.

The starting point of this review process is an assessment of the borrower's or counterparty's credit risk, where key factors are assessed, including borrower's management, historical and projected financial position, industry, trends, etc.

As a result of such assessment, a specific credit rating is assigned, with an associated likelihood of default. In addition, the transaction is analyzed with special focus on collateral, maturity, and general arrangement.

The Wholesale Banking Credit Risk area renders an opinion, which is submitted to the Credit Committee. Executive Committee, or the Board of Directors for approval, depending on the amount involved in the transaction, as set forth in the respective credit manuals.

The Bank monitors the portfolio at the individual borrower level, on an ongoing basis and within the minimum terms set forth in the credit manuals, and assesses credit aspects, in addition to the customer's behavior with the Bank, payment history, use of checking account, etc. Regarding arrears management, the policies govern the commencement of several recovery stages –early arrears, advanced arrears, and court proceedings – and establish the recovery means, settlement options (debt restructuring, reductions, further collateral, etc,), and risk control or recovery actions enabled for each stage.

The Bank develops indicators and reports on them on an ongoing basis to monitor the performance of several business segments. The main indicators in this regard are part of the Risk Dashboard. In addition, the Bank develops several monthly and quarterly reports covering all risks associated with the portfolio on the basis of and in accordance with the business segment specificity.

The Bank has also developed methodologies for the periodical performance of stress tests and Economic Capital calculation. In connection with the stress tests aimed at measuring the impact of Wholesale Banking portfolio credit risk in the face of several potential values the defined risk factors may take, a rigorous and detailed analysis at the level of each individual customer is performed; in other words, the potential impact the borrower or counterparty may have is measured and then reviewed at an aggregate level. Individual stress tests have also been designed to reinforce the methodology and simulate ad hoc scenarios. Such stress tests have defined contingency plans, which are triggered according to the size of the projected event.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Below is a detail of the credit quality of the Group's financial assets:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Government and corporate securities	204,424,706	502,312,526
Measured at fair value through profit or loss	143,883,964	399,176,701
Measured at amortized cost	33,146,129	86,973,279
Investments in equity instruments	5,773,485	3,834,816
Shares in mutual funds	9,379,834	9,921,877
Pledged as collateral	12,241,294	2,405,853
Loans and other financing arrangements	164,904,344	258,472,281
Commercial portfolio	69,276,637	107,056,737
Performing	66,860,084	98,465,081
Non-performing	2,416,553	8,591,656
Consumer portfolio	95,627,707	151,415,544
Performing	92,896,636	147,657,673
Non-performing	2,731,071	3,757,871
Other financial assets	992,567,380	349,444,012

Impairment of financial instruments

See Notes 8.3 and 9.

Loans written-off
All loans within the consumer portfolio that must be fully accounted for in accordance with the applicable rules in force are written off one month after the date on which such allowance is set up. The balance of loans written-off as of December 31, 2023 and 2022 amounts to AR$ 54,316,032 and ARS 52,222,870, respectively.

b) Market risk

The Bank monitors market risk, which is defined as the risk of sustaining potential losses in both balance sheet and off-balance sheet positions as a result of adverse fluctuations in the market price for listed financial assets subject to trading, including, for instance, government and corporate debt securities, shares, currencies, derivative products, and debt instruments issued by the BCRA.

Market risk is comprised of: 1) risks inherent to equity and debt securities and other financial instruments (price risk), and 2) currency mismatch risk both within balance sheet and off-balance sheet positions (exchange rate risk). Market risk includes risks associated with both “linear” and “non-linear” instruments (derivatives).

As required by the rules issued by the BCRA, a Trading Portfolio has been defined for market risk monitoring. A Trading Portfolio is defined as a portfolio comprising positions in financial instruments held for trading in the short term, in order to make a profit from price fluctuations.

The portfolio is managed according to the following strategic guidelines:

● Analysis of several macroeconomic and market variables, with its ensuing impact on prices for financial assets.
● Weighing of several classes of assets, optimization of the portfolio risk-return profile, taking into account several classes of assets and the interrelation among them.
● Analysis of the assets which, in the entity's view, are under or overvalued within each group and the potential for arbitrage within each of them.
● Compliance with both internal and external liquidity requirements.

The trading portfolio should be measured at fair market value for purposes of the capital requirement calculation. If the Bank has instruments within its portfolio with no market quotation, whether by reason of unavailability of a closing price or due to the fact that such price is not representative as a result of an illiquid position, it will estimate the fair value of the quotation.

“Fair values” are estimated by applying a calculation method, assumptions and parameters proposed by the Market Risk area, based on customary market practices, and are periodically agreed upon and reviewed by the Area Manager. The quotation will be estimated by discounting expected future cash flows at a representative market rate for such instrument, except for shares, in which case a comparable valuation method will be applied. The Internal Audit area, in compliance with the BCRA's rules, periodically reviews the fairness of the criteria used in the estimate and the calculation.

Notes to the consolidated financial statementsas of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The methodology employed by the Bank in quantifying market risk is based on the “Value at Risk” (VaR), that is, an estimate of maximum probable losses in a given horizon, with an associated likelihood of no less than 99%. For positions with associated price risk, the Bank has set a minimum time horizon or holding period of ten sessions. Monitoring takes place on a daily basis through an internally developed system. The Bank has established “VaR” limits which are observed for exposures to each of the aforementioned risks. There are also exposure limits per type of instrument, namely: debt securities from the non-financial public sector, local private debt securities, local private trust securities, local equity, currencies and gold, Such limits are annually reviewed by the Finance Committee as part of the preparation of the new Business Plan and the related Risk Strategy. In order to verify the robustness of the models employed in estimating price risk, the Bank periodically conducts retrospective tests or “backtesting”. The Bank also conducts individual stress tests in order to estimate potential extreme losses no likely to be captured by parametric models.

The estimates of Value at Risk (price and foreign exchange risks) also help to determine the economic capital to be set aside for market risk.

Regarding market risk, the Finance and Risk Management Committees discuss and decide upon the main strategies to be followed in managing the security portfolio, the structural gap in foreign currency, and hedging alternatives; they are also in charge of defining the tolerance level to be assumed by the Bank. The Market and Operational Risk Area is responsible for identifying, measuring, controlling and monitoring price and foreign exchange risks.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

The tables below show the Group's exposure to foreign exchange risk at year-end by type of currency:

	Balances as of 12/31/2023 (Audited)				Balances as of 12/31/2022 (Unaudited)
	Monetary financial assets	Monetary financial liabilities	Derivative instruments	Net Position	Monetary financial assets	Monetary financial liabilities	Derivative instruments	Net Position
Dollar	159,073,520	(147,454,391)	(6,136,768)	5,482,361	137,677,203	(93,225,801)	(10,515,950)	33,935,452
Euro	696,236	(3,899)	-	692,337	414,020	(30,730)	-	383,290
Total	159,769,756	(147,458,290)	(6,136,768)	6,174,698	138,091,223	(93,256,531)	(10,515,950)	34,318,742

Derivative instruments are measured at the fair value of the respective currency at year-end.

The table above only includes Monetary Assets and Liabilities since investments in equity instruments and non-monetary instruments do not give rise to market risk exposure.

The following is a sensitivity analysis of income (loss) and shareholders’ equity to reasonable changes in the preceding exchange rates relative to the Bank's functional currency, considering an instant variation in exposure at year-end:

Currency	Variation	12/31/2023(Audited)		12/31/2022(Unaudited)
		Income (loss)	Shareholders’ equity	Income (loss)	Shareholders’ equity

Dollar	40%	2,192,944	2,192,944	13,574,181	13,574,181
	(40)%	(2,192,944)	(2,192,944)	(13,574,181)	(13,574,181)
Euro	40%	276,935	276,935	153,315	153,315
	(40)%	(276,935)	(276,935)	(153,315)	(153,315)

c) Interest rate risk:

The Bank makes a periodical follow up of the interest rate risk, both in relation to the effects of variations in the interest rate on net financial income as well as on the Bank’s economic value, that is, on the current value of its assets and liabilities.

As it relates to the interest rate risk management, the Bank monitors the amounts and contractual conditions of each new origination as well as the current portfolio (stock of loans, deposits, swaps, hedges, and securities, among others) to prevent potential departures from the defined risk appetite. The Bank also conducts an ongoing analysis of several hedging alternatives in order to reduce interest rate gaps.

The Office of the Market and Operational Risk Manager is the area entrusted with the duties of identifying, measuring, controlling and monitoring interest rate risk. The Finance Committee and the Risk Management Committee are also involved in risk management, with their respective responsibilities.

Interest rate risk is quantified through two statistical approaches: “Net Interest Income at Risk” and “Economic Value at Risk”. The first of these two approaches assesses potential departures in interest income as a result of changes in interest rates, while the second approach assesses the potential impairment of the portfolio present value, as a consequence of potential fluctuations in the term structure of interest rates. Both approaches also include “baseline risk,” which arises from the imperfect correlation in lending and borrowing rate adjustments for instruments with similar revaluation features.

In addition to the two approaches mentioned above, the Bank also conducts a gap analysis (interval and cumulative gap) both in Pesos and US dollars in order to quantify interest rate risk exposure on several future dates, and under several sensitivity analyses, and stress tests, In addition, as a sensitivity measure, the impacts on the expected results and on the expected current results of the portfolio in the event of changes of +/- 100 basis points in interest rates are evaluated.

The Interest Rate Risk Report is prepared on a monthly basis. Such report includes a description of the risk levels assumed by the Bank under both approaches, term gaps (gap analysis), base risk (due to foreign exchange hedge with futures), individual stress analysis and relevant events of the month.

Each measure has an associated limit, which is reviewed on an annual basis as part of the preparation of the new Business Plan and its related Risk Strategy.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

d) Liquidity risk

Funding liquidity risk is defined as the likelihood that the Group may not be able to efficiently fulfill its current or future expected and unexpected cash flows, with margin call/execution, without interfering with its day-to-day operations or financial position.

On the other hand, market liquidity risk is defined as the likelihood that an entity may not be able to offset or sell a market position due to:

● The fact that the volume of the assets comprising such position in the secondary market is not sufficient;
● The occurrence of disruptive events in the market hindering the normal performance of operations and/or its performance at reasonable prices.

The preceding definitions refer to liquidity risk in local currency, as well as to the risk related to positions in other currencies, including, but not limited to, foreign exchange mismatches. To such end, structural mismatch is defined as the difference between the commitments for securities issued in and/or adjusted for foreign currency and the assets denominated in and/or adjusted for the same currency. It also includes the risks stemming from positions which, due to regulatory issues, are not accounted for in the financial statements, as it is the case of certain derivate instruments.

Liquidity management refers not only to liquidity risk in local currency but also to liquidity risk related to positions in other currencies, including, but not limited to, currency mismatches.

Liquidity risk management is defined as such actions planned for and/or carried out in order to maintain liquidity risk within the scope of the Board's definition. Such actions stem from the Finance Area's intrinsic mission of efficiently managing the liquid and financial resources.

In order for control over liquidity risk to be effective, the Bank has established a scheme of limits and early warnings to keep the Finance Committee abreast of potential increases in risks and/or unexpected changes in the tolerance level. Once certain risk threshold has been reached, the Finance Committee is expected to assess the actions to be taken.

Similarly, the Bank monitors compliance with the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) minimum requirements; in both cases, keeping the Finance Committee and the Director in charge of monitoring liquidity abreast of changes in such ratios.

The Finance Committee establishes the liquidity risk aversion level to be assumed by the Bank, and the Finance Area manages the currency liquidity mismatch risk following the guidelines set out by the Finance Committee and the Director in charge of liquidity.

LIMITS, EARLY WARNINGS AND MONITORING VARIABLES

High liquidity and minimum liquidity requirement
In order to maintain a risk level in line with the tolerance threshold approved by the Board of Directors, the Bank has set minimum limits (“Minimum Liquidity Requirement”) for the liquid and/or readily realizable position (“High Liquidity”).

Limits to foreign currency positions
The Finance Committee sets maximum limits to purchased or sold positions in foreign currency and, to the extent necessary, to foreign exchange derivative instruments or other financial commitments in foreign currency.

Exposure limit by type of instrument
The Finance Committee defines an exposure limit by type or category of instrument and/or security applicable for the entire year.

Deposit concentration and stability
In order to build a stable and quality deposit base, the Bank takes actions to foster and give priority to the balanced growth of deposits, diversifying the customer base, geographic areas, and type of deposits. In order to be aware of liquidity risk implications and changes in liquidity projections as a result of deposit concentration, the Bank sets alert levels and defines the actions to be taken.

Contingent liquidity requirements for special operations
The Finance Committee approves and oversees the agreed-upon financial conditions and the contingencies associated with off-balance sheet operations and/or positions.

Liquidity Coverage Ratio (LCR)
Through Communication “A” 5724 issued in March 2015, the BCRA imposed a daily monitoring requirement, with monthly and quarterly reporting to the BCRA.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Net Stable Funding Ratio (NSFR)
Through Communication “A” 6306, the BCRA established a new indicator to be monitored on a daily basis and reported quarterly to the BCRA.

The goal of the NSFR is for financial institutions to be able to monitor to what extent they may fund their activities out of sufficiently stable sources to mitigate the risk of future stress scenarios resulting from their funding.

The table below shows the Bank's liquidity coverage ratios (LCR) for the fiscal years ended December 31, 2023 and 2022:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Average for the year	121%	137%
Higher	100%	157%
Lower	173%	126%

The breakdown of financial assets and liabilities by maturity are disclosed in Schedule D “Consolidated breakdown of Loans and Other Financing Arrangements by Maturity Dates” and Schedule I “Consolidated breakdown of Financial Liabilities by Maturity Dates” to these financial statements, respectively.

29. CAPITAL MANAGEMENT
The Group's capital management goals are:
 Fulfilling the requirements established by the BCRA :
 Supporting the Bank's operations to prevent any situation that may endanger them.

According to the BCRA’s guidelines, financial institutions are required to maintain certain capital ratios to mitigate the associated risks. The Bank has met the minimum capital requirement determined in accordance with the BCRA’s rules.The capital risk management is cross-sectional with respect to the other risks, Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.

Regulatory Capital (Responsabilidad Patrimonial Computable) is comprised by Core Capital and Supplementary Capital. The table below shows a breakdown of the respective balances:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Core Capital
Tier 1 Ordinary Capital	190,406,284	149,944,054
(Deductible items)	(7,612,455)	(20,947,196)
Tier 1 Additional Capital	234,856	212,050
Supplementary Capital
Tier 2 Capital	364,477	2,613,064
Regulatory Capital (Responsabilidad Patrimonial Computable)	183,393,162	131,821,972

Below is a detail of the determined capital requirement:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Credit risk	19,442,292	28,230,928
Market risk	6,307,776	6,776,370
Operational risk	13,779,474	12,811,644
Core requirement	39,529,542	47,818,942
Payment	183,393,162	131,821,972
Surplus	143,863,620	84,003,030

30. ADDITIONAL INFORMATION REQUIRED BY THE BCRA

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

30.1. Deposit Guarantee Insurance System
Law 24485 and Decree 540/95 created the Deposit Insurance System for the purpose of providing coverage for bank deposits in addition to the privileges and protection system provided for under the Financial Institutions Law. Through Communication “A” 7661, the BCRA established that as from January 1, 2023, the cap for deposit insurance in pesos and/or in foreign currency is 6,000 (previously, 1,500).

Through Communication “A” 6435, effective since January 20, 2018, the BCRA provided for the exclusion of sight deposits with interest rates above reference rates and time deposits and fixed-term investments with rates that are 1.3 times higher than the reference rate. Time deposits and fixed-term investments will also be excluded when these limits on interest rates are distorted by additional incentives or yields.

The contribution that financial institutions shall make on a monthly basis to the Fund is 0.015% over the monthly average of deposits involved. In addition to the normal contribution, entities shall make an additional contribution according to the result obtained from weighting several factors.

As of December 31, 2023 and 2022, the contribution to the Deposit Guarantee Fund amounted to 1,444,303 and 2,111,261, respectively, and it is recorded under “Other operating expenses” as of each period (Note 22).

30.2. Restricted assets
Below is a detail of financial assets pledged as collateral as of each indicated date:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Banco Hipotecario
BCRA special guarantee accounts related to electronic clearing agencies	9,036,403	8,179,297
Cash, government securities and instruments issued by the BCRA as collateral for OTC ROFEX transactions	5,338,650	1,257,873
Government securities and instruments issued by the BCRA as collateral for MAE and BYMA transactions	352,174	320,959
Cash and deposits in escrow as collateral for Visa credit card transactions	2,500,987	2,404,406
Cash and deposits in escrow as collateral for office and store leases	3,872	9,575
Cash and deposits in escrow as collateral for attachments	1,672	5,207
	17,233,758	12,177,317

BACS
Instruments issued by the BCRA, government securities and Pesos as collateral for OTC ROFEX transactions	1,178,903	830,443
	1,178,903	830,443

BHN Inversión
Cash and deposits in escrow as collateral for office leases	-	12,500
	-	12,500

CHA IX to XIV Financial Trusts
Guarantee funds	97,322	187,106
	97,322	187,106

Total	18,509,983	13,207,366

30.3. Fiduciary activities

The Group acts as trustee, trustor or administrator in the following trusts:

a)
Role as Trustee:

PROGRAMA CRÉDITO ARGENTINO DEL BICENTENARIO PARA LA VIVIENDA ÚNICA Y FAMILIAR (Pro.Cre.Ar.)

On June 12, 2012, the National Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.). On that same date, the Bank’s Board of Directors approved the Bank’s role as trustee of the aforementioned fund.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

On July 18, 2012, the Argentine Government, as Trustor, and Banco Hipotecario S.A. as Trustee, created the “PROCREAR” Administrative and Financial Trust, and its underlying assets were transferred to it as trust property.

The Trust’s sole, exclusive and irrevocable purpose is as follows: (i) to manage the trust assets with the aim of facilitating the population’s access to housing and the generation of job opportunities as economic and social development policies, in compliance with the principles and objectives set forth in Decree No. 902; (ii) the use by the Trustee of the net proceeds from the placement of the Trust Bonds (Valores Representativos de Deuda or VRDs) and cash contributions by the Argentine Government to originate loans for the construction of houses in accordance with the provisions of Decree No. 902 and credit lines; and (iii) the repayment of the VRDs in accordance with the terms of the Trust agreement and the Trust Law.

The Trust shall be in effect for a term of thirty (30) years as from the date of execution of the agreement (July 18, 2012).

The main duties of the Trustee, notwithstanding those set forth in the Trust Law and the Commercial Code are as follows:

- To comply with the obligations of the Trust Agreement and with the instructions of the Executive Committee,
- To carry out the duties relating to their capacity as Trustee, acting with the loyalty, diligence and prudence of a good businessman, on the basis of the trust placed in them,
- To exercise the powers under the Agreement, preserving the Trust Estate,
- To use the Trust Estate for lawful purposes, in accordance with the provisions of the Agreement and as instructed by the Executive Committee,
- To identify the Trust Assets and record them separately in an accounting system independent from its own assets and from assets corresponding to other trusts they may have or may come to have as a consequence of their transactions,
- To prepare the Trust's Financial Statements, to hire the relevant auditors and to comply with the applicable information regimes,
- To insure the Trust Assets against risks that may affect their integrity,
- To invest or reinvest the funds of the Trust, in accordance with the provisions of the Agreement and the instructions given by the Executive Committee.

As of December 31, 2023, the Trust’s financial position is as follows:

● Assets: AR$ 1,121,726,217
● Liabilities: AR$ 34,985,420
● Shareholders’ Equity: AR$ 1,086,740,797

As of December 31, 2023, the lending PRO.CRE.AR, Administrative and Financial trust portfolio was composed of 173,190 mortgage loans for the construction of permanent, single family houses, 169,606 consumer loans and a wholesale loan. The amount disbursed for the construction as of such date was AR$ 699,330,633, AR$ 26,765,274 and AR$ 6,048,064, respectively. The committed amounts pending disbursement total AR$ 24,276,894.

The conditions of these loans vary according to the family income segment.

OTHER FINANCIAL TRUSTS

BACS acts as a trustee of Aracar Créditos I and Wayni I financial trusts.

b)
Role as Trustor

GLOBAL MULTI-ASSET MORTGAGE TRUST SECURITIES PROGRAM

“CHA UVA Series I Financial Trust” is a financial trust created pursuant to the Trust Indenture dated April 23, 2018 entered into by the Bank, in its capacity as trustor and TMF Trust Company (Argentina) S.A., in its capacity as trustee. Upon the transfer of the mortgage loans to the trustee, the trustee issues the respective debt securities and certificates of participation and settles the amount of the loans transferred by the Bank, out of the proceeds from the issuance. The assets held in trust are separate from the trustee's and the trustor's assets. The following is the single series outstanding under the program as of December 31, 2023:

	Debt securities Class A	Debt securities Class B	Certificates of Participation	Total
CHA UVA Series I - Issued on April 23, 2018
Nominal value in thousands of acquisition value units (UVA)	8,645	5,763	4,802	19,210

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

GLOBAL TRUST SECURITIES PROGRAM, "CÉDULAS HIPOTECARIAS ARGENTINAS"

The Bank has entered into several financial trust agreements pursuant to which, as trustor, it transfers the fiduciary ownership of mortgage loans within its loan portfolio to several financial institutions, as trustee. Upon the transfer of the mortgage loans to the trustee, the trustee issues the respective debt securities and certificates of participation and settles the amount of the loans transferred by the Bank out of the net proceeds from the issuance. The assets held in trust are separate from the trustor's and trustee’s assets.

The trustee is liable to manage the trust funds previously created in accordance with the specifications of the trust agreement.

In 2004, the Bank created a Global Trust Securities Program, "CÉDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans to finance housing units for an aggregate nominal value of up to 500,000, which was authorized by the CNV through Resolution No. 14814 dated June 3, 2004.

As of December 31, 2023, fourteen series of Argentine Mortgage Loans Financial Trusts (CHA) were created. As of the date of these consolidated financial statements, the following series were outstanding:

	Debt securities Class A1/AV	Certificates of participation	Total
CHA IX Issued on 08.28.2009
Nominal value	192,509	10,132	202,641
Stated maturity date	02.07.2027	07.07.2027
CHA X Issued on 08.28.2009
Nominal value	-	17,224	17,224
Nominal value in thousands of USD	85,001	-	85,001
Stated maturity date	01.07.2027	06.07.2028
CHA XI Issued on 12.21.2009
Nominal value	204,250	10,750	215,000
Stated maturity date	03.10.2024	10.10.2024
CHA XII Issued on 07.21.2010
Nominal value	259,932	13,680	273,612
Stated maturity date	11.10.2028	02.10.2029
CHA XIII Issued on 12.02.2010
Nominal value	110,299	5,805	116,104
Declared maturity date	12.10.2029	04.10.2030
CHA XIV Issued on 03.18.2011
Nominal value	119,876	6,309	126,185
Stated maturity date	05.10.2030	08.10.2030

In these trust funds, BACS acted as Arranger and currently acts as General Administrator.

“EDIFICIO DEL PLATA” TRUST
On November 10, 2023, IRSA Inversiones y Representaciones S.A., as Money Trustor and Developer and TMF Trust Company (Argentina) S.A., as Trustee, entered into the “Edificio del Plata” Trust Agreement. The Trust was created to carry out the conversion project on the piece of property named “Edificio del Plata,” which at that time was owned by Banco HipotecarioS.A.

On November 2, 2023, the BCRA resolved to authorize Banco Hipotecario S.A. to create a lien on “Edificio del Plata,” in accordance with the provisions of article 28, paragraph b) of the Financial institutions Law.

On December 4, 2023, the Bank entered into an agreement whereby it joined the “Edificio del Plata” Trust as Land Trustor. On December 28, 2023, the Bank executed the deed transferring ownership of the property and assigning its rights and interest therein as a contribution to the Trust. By doing this, the Bank paid in its entire contribution, in exchange for an interest in the proceeds from the sale of the functional units which account for 28.5% of the project. The property was assigned for 32,005,000, This amount arises from the appraisal report dated December 27, 2023 prepared by Newmark. Such amount was considered as the cost of BHSA’s share in the EDP Trust.

The “Edificio del Plata” Trust was created for the acquisition of the building named Edificio del Plata by means of a contribution from the Land Trustor (Banco Hipotecario S.A.), the subsequent development, construction and completion of a project for the conversion of the intended use of the property, its registration and organization under the Horizontal Property law, and the distribution of the proceeds from the sale of the resulting units among the Trust Beneficiaries, all of this subject to and in accordance with the terms of the Trust Agreement and its Exhibits.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

An Executive Committee will be established to manage the Trust. It will be comprised by the Developer, the Land Trustor and two Money Trustors (other than the Developer). Decisions are made unanimously, In the absence of an agreement, decisions will be made by majority of votes, with members being entitled to one vote each, regardless of their respective interests. In case of a tie, the Developer’s vote will count twice.

According to the Trust’s balance sheet as of December 31, 2023 its financial position is as follows:

1 Assets: 32,005,000
2 Liabilities: -
3 Shareholders' equity: 32,005,000

Role as Administrator

CHA UVA SERIES 1 FINANCIAL TRUST
“CHA UVA Series I Financial Trust” is a financial trust created pursuant to the Indenture dated April 23, 2018 entered into by the Bank, in its capacity as trustor, administrator and custody agent and TMF Trust Company (Argentina) S.A., in its capacity as trustee, Furthermore, BACS acts as alternate administrator.

FINANCIAL TRUST ADMINISTRATION
BACS is the general administrator of the trust funds Cédulas Hipotecarias Argentinas (CHA) Series IX, X, XI, XII, XIII, XIV, and Trust Red Mutual 46 to 55.

30.4. Compliance with the regulations required by the Argentine Securities Commission (CNV)

Documentation filing

To comply with the requirements provided for in General Resolution No. 629 of the CNV, Banco Hipotecario S.A. reports that the documentation filed off-site is kept at the warehouses of Bank S.A., domiciled at Carlos Pellegrini 1401 (Avellaneda).

Capital Markets Law

Banco Hipotecario

According to Capital Markets Law No. 26831 and the regulations issued by the CNV, the Bank is registered as: (i) Financial Trustee No. 57, (ii) Settlement and Clearing Agent and Comprehensive Trading Agent No. 40, and (iii) Mutual Fund Placement and Distribution Agent No. 12, In turn, in its capacity as Settlement and Clearing Agent and Comprehensive Trading Agent, the Bank is registered with the following markets authorized by the CNV: (i) Bolsas y Mercados Argentinos S.A. (BYMA), (ii) Mercado Abierto Electrónico S.A. (MAE), Mercado Argentino de Valores S.A. (MAV) and (iii) ROFEX S.A.

In connection with the registration of the Entity as Collective Investment Product Agent – Financial Trustee, the General Resolution No. 925 of the CNV, requires to permanently maintain a minimum shareholders’ equity amount shall be 950,000 acquisition value units (UVA), (440,230 as of December 31, 2023),

General Resolution No. 821 of the CNV provides that Settlement and Clearing Agents and Comprehensive Trading Agents are required to permanently maintain a minimum shareholders' equity amounting 470,350 UVA, (217,960 as of December 31, 2023)

General Resolution No. 919 of the CNV provides that Comprehensive Placement and Distribution Agent of Mutual Funds (ACyDI FCI) are required to permanently maintain a minimum shareholders' equity amounting 163,500 UVA, (75,766 as of December 31, 2023)

In addition,no less than (50%) of the minimum shareholders’ equity amount must be fully invested in eligible assets indicated in Schedule I, Chapter I of Title VI of the 2013 CNV Rules.In the case of companies with more than one license, the total minimum shareholders’ equity shall be equal to the amount resulting from adding to the minimum shareholders’ equity value required for the highest category, 50% of each of the values of the other minimum shareholders’ equity values required for the additional categories where registration is requested.

In this sense, it is reported that Banco Hipotecario S.A.’s minimum shareholders’ equity composed as required by the rules issued by the BCRA exceeds the minimum amount required under such resolution. On the other hand, the Bank’s equity was duly paid in as of December 31, 2023.

The minimum liquid balancing account required by CNV rules as of December 31, 2023, is 791,925 UVA (366,978) and accomplished by the bank.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

BACS

According to Capital Markets Law No. 26831 and the regulations issued by the CNV, the Bank is registered as: (i) Collective Investment Product Agent - Financial Trustee No. 55, (ii) Settlement and Clearing Agent and Comprehensive Trading Agent No. 25, and (iii) Collective Investment Product Custody Agent of Mutual Fund No. 24.

In turn, in its capacity as Settlement and Clearing Agent and Comprehensive Trading Agent, the Bank is registered with the following markets authorized by the CNV: (i) Bolsas y Mercados Argentinos S.A. (BYMA), (ii) Mercado Abierto Electrónico S.A. (MAE), Mercado Argentino de Valores (MAV) and (iii) ROFEX S.A.

The minimum shareholders’ equity required for BACS is the sum of the minimum shareholders’ equity required for the category of Collective Investment Product Agent - Financial Trustee plus 50% of the minimum shareholders’ equity required for the category of Settlement and Clearing Agent. Consequently, BACS must record a permanent liquid shareholders’ equity of UVA 1,185,175 (549,210 as of December 31, 2023).As of December 31, 2023, the Entity’s shareholders’ equity exceeds the minimum amounts required by the controlling entity.

The minimum liquid balancing account required by CNV rules as of December 31, 2023, is 710,175 UVA (329,095), and accomplished by thEntity.

Additionally, in accordance with General Resolution No. 792, BACS Administradora de Activos S.A., as Managing Company, is subject to a requirement of 150,000 UVAS, which must be increased by 20,000 UVAS for each additional fund it manages.

In connection with the registration of the Entity as a Comprehensive Settlement and Clearing Agent (ALYC) with the CNV, the provisions of sections 13 and 15 of Title VII, Chapter II of the 2013 CNV Rules must be observed with respect to the minimum shareholders’ equity requirements, which must amount to 470,350 UVA.

Regarding the registration of the Entity as a Comprehensive Placement and Distribution Agent of Mutual Funds (ACyDI FCI), the requirements set forth in section 23 of Subchapter VI, Chapter II, Title V of the 2013 CNV Rules must be complied with in relation to the minimum shareholders’ equity required, which must amount to 163,500 UVA.

As described above, the minimum shareholders’ equity required for the Entity is the sum of the minimum shareholders’ equity required for the ALyC category, plus 50% of the minimum shareholders’ equity required for mutual fund management companies, plus 50% of the minimum shareholders’ equity required for the ACyDI category. As of December 31, 2023, the minimum shareholders’ equity amount required amounts to AR$ 401,733 thousand and the minimum balancing account amount required is AR$ 274,298 thousand. The Company's shareholders’ equity exceeds the minimum required by the controlling agency.

30.5. Accounts that identify compliance with minimum cash requirements

Below is a detail of the items computed by the Bank to comply with the minimum cash requirements (as per the applicable regulations established by the BCRA) and the corresponding average balances as of December 31, 2023:

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

	Pesos	Dollars	Euros	Argentine Treasury Bond AR$ adjusted by Cer 3.75% due 04/14/24	Boncer 2 % AR$ 2026 - due 11/09/2026	Argentine Treasury Bills $ adjusted by CER at discount due 02/20/24	Argentine Bonds in USD step Up 2035 due 07/09/2035	Argentine Bonds in USD Step Up 2038 - due 01/09/2038	Argentine Bonds in USD Step Up 2035 - Foreign Law

Checking accounts at BCRA	3,870,968	65,083	74	-	-	-	-	-	-
Special accounts at BCRA	6,015,859	653	-	-	-	-	-	-	-
Payment with BOTE 2027	14,416,164	-	-	-	-	-	-	-	-
Payment with Leliq and/or LeCer	32,613,067	-	-	-	-	-	-	-	-
CRYL Account	-	-	-	166,832	1,436	2,214	2,270	2,716	3,878
Total paid-in	56,916,058	65,736	74	166,832	1,436	2,214	2,270	2,716	3,878

Total requirement	74,930,852	58,741	-	70,861	1,436	2,214	1,844	290	2,321

Required reduction (miscellaneous)	17,985,255	-	-	-	-	-	-	-	-
Requirement carried-forward to the following month	29,539	-	-	-	-	-	-	-	-
Previous month requirement payment	-	321	-	-	-	-	-	-	-
Monthly position	-	6,674	74	95,971	-	-	426	2,426	1,557

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

30.6. Penalties imposed on the Bank and summary proceedings initiated by the BCRA and other regulatory authorities

I – Summary proceedings before administrative authorities:

1. On August 30, 2019, the Bank was notified of Resolution No. 250/2019, whereby the Superintendent of Financial and Exchange Institutions had resolved to file summary proceedings in financial matters against Banco Hipotecario S.A. and Messrs, Eduardo Sergio Elsztain, Mario Blejer, Saúl Zang, Fernando Recalde, Ernesto Manuel Viñes, Carlos Bernardo Pisula, Jacobo Julio Dreizzen, Mauricio Elías Wior, Adolfo Gregorio Reznik, Martin Juan Lanfranco, Juan Rubén Jure, Francisco Guillermo Susmel, Pablo Daniel Vergara Del Carril, Nora Edith Zylberlicht, Ricardo Flammini, Francisco Daniel Gonzalez, José Daniel Abelovich, Marcelo Héctor Fuxman, Gabriel Andrés Carretero, Manuel Juan Luciano Herrera Grazioli, Mariano Cané de Estrada, Lorena Cecilia Morchón and Ana María Lemmi, for considering prima facie that profits would have been distributed while not having reached the additional capital margins required under applicable laws and without having secured the prior consent of the Superintendency of Financial and Exchange Institutions, in violation of the provisions of section 4.1 Communication “A” 5827 and section 6.3, Communication “A” 6464.

On September 13, 2019, the Bank filed defenses with the BCRA, along with documentary and IT expert evidence, the latter in the event the emails offered as documentary evidence were rejected.

Finally, on August 17, 2021, the Superintendent of Financial and Exchange Institutions of the BCRA issued Resolution No. 116/2021, whereby it resolved to warn Mr,Blejer and Ms,Zylberlich and to impose a fine on BHSA of 11,700 and several fines of different amounts on the rest of defendants for a total of 21,487.

Such Resolution was notified to BHSA on September 24, 2021 and on October 19, 2021 it was appealed under the terms of section 42 of Financial Institutions Law No. 21526.

On June 9, 2022, an official letter was served on the National Treasury Attorney's Office and the court fee was paid.

On May 5, 2023, the Appellate Court in Administrative Matters rendered judgement rejecting the grounds for appeal and confirming the BCRA’s decision. On May 22, 2023, an extraordinary appeal was lodged against the judgement rendered by the Appellate Court in Administrative Matters, which was granted on July 10, 2023 and submitted to the Supreme Court of Justice on August 24, 2023.

On November 28, 2023, the case was submitted for consideration and is currently pending at Clerk Office No. 7.

2. On September 15, 2020, BACS' General Manager, Diego A, Jordan; and BACS' Operations Manager, Karina A, Riccardi; were served notice of administrative proceedings No. 381/10/21 in their capacity as defendants under Resolution No. 134, pursuant to section 8 of Criminal Exchange Law No. 19359, regulated by Decree 480/95 (“Criminal Exchange Law”). The administrative proceedings were initiated due to charges raised against Jordan and Riccardi for the offenses set forth under section 1, e) and f) of the Criminal Exchange Law, in addition to item 2 of Communication “A” 6799 issued by the BCRA, The charges against BACS were grounded on section 1. e) and f) and section 2. f), first paragraph of the Criminal Exchange Law, and on item 2 of Communication “A” 6799 issued by the BCRA, in connection with a transaction carried out in January 2020, in the amount of USD 15,000, which was reversed a few days after completion.

In March 2021, BACS and the above-mentioned managers appeared and designated a defense counsel. On June 2, 2021, they presented their defense, offered evidence and requested the closing of the proceedings to the BCRA's Office of Administrative Issues in Exchange Matters. By means of a resolution dated October 15, 2021, the BCRA decided to start the discovery of evidence. During November 2021, informative and witness testimony were produced.

In this regard, on February 25, 2022, the BCRA resolved to close the discovery period and on March 8, 2022, the defendants filed their arguments on the evidence produced, requesting once again that the proceedings be closed.

On June 21, 2022, the administrative record was sent to the Court system in Criminal Economic Matters, and the case was referred to National Court in Criminal Economic Matters No. 10. As a previous measure to any other proceedings, the Court required the BCRA to send the administrative record in hard copy and asked the BCRA to report on the foreign exchange background of the defendants. Besides, the preparation of DJ and KR’s background checks was required, and they were prepared on September 4, 2022 and September 29, 2022. Finally, on November 1, 2022, DJ and KR were summoned to attend the hearing provided for in section 41 of the Criminal Code on December 1, 2022. Said hearings have already taken place on the established date.

Finally, on February 7, 2023, the referred court rendered judgment, acquitting BACS, DJ and KR. The judgment was notified to the parties on February 8, 2023 and is final.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

II – Summary proceedings pending court decision

1. On October 31, 2014, the Bank was notified of Resolution No. 685 dated October 29, 2014 issued by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1320, whereby the Bank and its authorities had been charged, on the one hand, with alleged violations to the rules governing financial aid to the non-financial public sector, excess over the applicable credit limits requirements regarding the non-financial public sector, excess in the allocation of assets pledged as collateral, failure to satisfy minimum capital requirements, and objections against the accounting treatment afforded to the “Cer Swap Linked to PG08 and External Debt” transaction and, on the other hand, with delays in communicating the appointment of new directors and in providing documentation associated with the directors recently elected at the Shareholders’ Meetings.

By means of Resolution No. 685 Banco Hipotecario S.A. was fined with AR$ 4,040. Its directors (Eduardo S,Elsztain; Jacobo J,Dreizzen; Carlos B, Pisula; Edgardo L, Fornero; Gabriel G, Reznik; Pablo D, Vergara del Carril; Ernesto M,Viñes; Saul Zang; Mauricio E,Wior), former directors (Clarisa D,Lifsic de Estol; Federico L, Bensadon; Jorge L, March and Jaime A, Grinberg), supervisory auditors (Messrs, Ricardo Flammini; José D,Abelovich; Marcelo H,Fuxman; Alfredo H,Groppo; and Martín E, Scotto), the Area Manager Gustavo D,Efkhanian and former managers (Gabriel G,Saidon and Enrique L, Benitez) were also subject to fines for an aggregate amount of AR$ 51,582. Under this resolution, former supervisory auditor Ms, Silvana M, Gentile was acquitted.

On November 25, 2014, Banco Hipotecario S.A. and the other individuals affected by the adverse decision lodged an appeal under section 42 of the Financial Institutions Law, which was submitted by the BCRA to the Federal Appellate Court in Administrative Matters. Therefore, at present, the case is being heard by Courtroom I of such Appellate Court. Moreover, and before this courtroom, on December 30, 2014, the Bank and the individuals against whom penalties were imposed sought injunctive relief against the enforcement pursued by the BCRA for collection of the fines.

Upon being notified of the resolution issued by the Appellate Court on June 30, 2016, dismissing the injunctive relief filed by the Bank, the directors, managers and some of the supervisory auditors, and in order to prevent any further conflict and financial damage that might result from actions to enforce the payment of fines, the Bank’s Executive Committee decided to apply the indemnity rules regarding directors, high-ranking officers and supervisory auditors, as an alternative for the amounts not covered by the D&O insurance policy approved by the Bank’s Board of Directors at its meetings held on August 2, 2002 and May 8, 2013, and resolved to deposit the amounts of the fines.

Such deposit, including the amount relating to the fine imposed on the Bank and the respective legal costs, totaled 57,672. Out of this amount, 53,632 were recorded a loss for the fiscal year ended December 31, 2015 and AR$ 4,040 were computed as an allowance for the fiscal year ended December 31, 2014.

Notwithstanding the foregoing, the brief filed with the court hearing the proceedings to compel payment argued that the amounts deposited in the judicial accounts opened to such end were subject to attachment, and a petition was filed for the respective amounts to be invested in automatically renewable 180-day-time deposits in order to ensure the integrity of the funds until the Federal Appellate Court in Administrative Matters issued a decision on the appeal lodged against Resolution No. 685/14 of the BCRA.

Upon rejecting the requests for injunction, the court continued pursuing proceedings to enforce the fines against each of the defendants. For such reason, the amounts subject to attachment were used for the payment of the relevant fines.

On February 22, 2019, Courtroom I of the Federal Appellate Court in Administrative Matters resolved the following, with one negative vote from a judge: “1) Partially sustain the appeal filed by BHSA, its directors –Mrs,Lifsic de Estol and Messrs,Elsztain, Bensadon, Dreizzen, Fornero, Grinberg, March, Písula, Reznik, Vergara del Carril, Viñes, Zang and Wior- and its managers –Benitez, Saidon and Efkhanian – and, therefore, order the file to be returned to the BCRA for it to determine and substantiate the amounts of the penalties to be applied to such officers within sixty days, pursuant to the provisions of paragraph XIII; and 2) order each party to pay its legal costs, based on the complexity of the issues involved and their resolution process (section 68, paragraph two of the Argentine Civil and Commercial Code of Procedure)”.

Given that certain grounds in the judgment issued by the Appellate Court are questionable, and taking into consideration the grounds stated by the judge voting against such judgment, an Extraordinary Appeal in accordance with Section 14 of Law 48 was filed before that Court on March 12, 2019.

On April 11, 2019, Courtroom I of the Appellate Court sustained both extraordinary appeals – the one filed by Banco Hipotecario S.A. and the one filed by the BCRA – as regards the federal matter invoked and the arbitrariness of judgment. It only rejected BCRA’s appeal on the serious institutional implications invoked.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Finally, on June 16, 2022, the Argentine Supreme Court of Justice rendered judgment dismissing the extraordinary appeal filed by Banco Hipotecario S.A., under the terms of section 280 of the Argentine Civil and Commercial Code of Procedure, pursuant to which the Supreme Court is empowered to dismiss it by just invoking such provision.In turn, it declared that the BCRA’s appeal had not satisfied the requirement of autonomous grounds as required by section 15 of Law 48, and dismissed the appeal on serious institutional implications.

Thus, the judgment of Courtroom I of the Federal Appellate Court in Administrative Matters, which partially sustained the appeal filed by Banco Hipotecario S.A., became final and, consequently, although the infringement that had given rise to the fine was deemed to have occurred, the amount of the fine was revoked on grounds of unreasonableness.

Once the proceedings are returned to the court of original jurisdiction, they will be forwarded to the BCRA, which shall have a 60-day term to determine and justify the amount of the penalties imposed.

Subsequently, on August 18, 2022, Banco Hipotecario S.A. claimed the reimbursement by the BCRA of the amounts paid as fine plus interest. In addition, the related calculation was made and the determination of an adjustment mechanism was requested.

On September 9, 2022, a request to clarify the amounts of fines and interest was filed by means of a notice submitted by Banco Hipotecario S.A. to the BCRA. Finally, on November 2, 2022, Banco Hipotecario S.A. submitted a copy of the proof of payments (principal and interest) thus clarifying the August 18, 2022 filing.

On February 28, 2023, the Appellate Court rejected the claim made by Banco Hipotecario S.A., stating that the refund should be sought at the court of original jurisdiction where the enforcement proceedings initiated by the BCRA are pending, that is, where the deposit was duly made.

Accordingly, on March 27, 2023, as part of said enforcement proceedings identified under File No. 75609/2014, the Bank requested that the BCRA be demanded to refund the deposited amounts, plus interest.

On May 9, 2023, the BCRA answered to the notice of demand requesting that the petition be rejected and, consequently, that the refund of the fine not be admitted, arguing that the deadline for the BCRA to reconsider the amount had not yet expired.

Meanwhile, on July 5, 2023, the BCRA issued Resolution 198/2023, whereby it adjusted the amounts of fines originally imposed, maintaining the original amount of the fine imposed on Banco Hipotecario and substantially reducing the fines imposed against its officers.

BHSA and the other defendants lodged an appeal against Resolution 198/2023, due to the lack of readjustment of the fine imposed and, consequently, the reduction of the other fines.

On September 28, 2023, an interlocutory judgment was rendered resolving that, following the death of Mr, Carlos Bernardo Pisula, the action initiated by the BCRA against him should be discharged, thereby nullifying the fine imposed.

On December 27, 2023, the BCRA answered the notice of the direct appeal and the case was set for judgment.

2. On August 11, 2015, the Bank was notified of Resolution No. 76/15, whereby the Chairman of the Financial Information Unit (UIF) had ordered the commencement of summary proceedings against Banco Hipotecario S.A., its directors (Eduardo S,Elsztain, Mario Blejer, Jacobo Julio Dreizzen, Carlos B,Písula, Ernesto M,Viñes, Gabriel G, Reznik, Pablo D, Vergara del Carril, Mauricio Wior, Saúl Zang, Edgardo Fornero, Diego Bossio, Mariana Gonzalez and Ada Maza) and its Compliance Officer (Ernesto M,Viñes) in connection with the alleged failure to comply with section 21, a) of Law No. 25246 and Resolution UIF No. 121/11. According to such resolution, the Bank and its directors would have prima facie failed to comply with certain customer identification requirements, monitoring standards, the risk matrix definition, and the procedures to update its customers’ background and profiles, among others.

On September 23, 2015, the Bank filed its defense with the UIF along with documentary evidence, and offered informative evidence, IT expert opinions and witness testimony. On April 13, 2016, the production of evidence was ordered, and all evidence was duly produced in due time and manner, including the report issued by the BCRA on the risk adjustment and mitigation plan timely submitted by Banco Hipotecario S.A.Upon conclusion of this procedural stage, the attorneys of the persons subject to the summary proceedings filed their closing arguments regarding the evidence produced.

On March 6, 2019, Resolution UIF No. 10/2019 was notified, whereby the Chairman of the UIF decided to impose a fine of AR$ 100 on Banco Hipotecario and AR$ 100 on the directors subject to the summary proceedings, on grounds of the violations of Resolution No. 121/2011. On March 13, 2019, the fine was paid.

On April 16, 2019, a direct appeal was filed with the Federal Appellate Court in Administrative Matters, and the action was heard by Courtroom IV, under case file No. 19717/2019.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

On August 27, 2020, notice of the judgment rendered was served dismissing the appeal and confirming the materiality of the penalties imposed by the UIF and, hence, the amount thereof. In addition, the court awarded legal costs and expenses against the losing party and assessed the fees payable to the defendant's attorneys. On September 10, an extraordinary appeal was lodged against this judgment.

On September 28, 2020, the UIF answered the notice of the extraordinary appeal, and the case was set for judgment on that same date. On October 29, 2020, Courtroom IV of the Federal Appellate Court in Administrative Matters dismissed the Federal Extraordinary Appeal lodged.

As a result, on November 5, 2020, an appeal was filed with the Argentine Supreme Court of Justice. On December 21, 2022, the Argentine Supreme Court of Justice resolved to reject the claim on the grounds of section 280 of the Argentine Civil and Commercial Code of Procedure.

3. On November 25, 2014, the Financial Information Unit (UIF) notified Tarshop S.A.U, of the commencement of summary proceedings identified under Resolution No. 234/14, on grounds of potential formal violations arising from the alleged breach of section 21, a) of Law No. 25246 and Resolutions UIF No. 27/11 and 2/12,Tarshop S.A.U., its Compliance Officer (Mauricio Elías Wior) and the then Directors (Eduardo Sergio Elsztain, Saúl Zang, Marcelo Gustavo Cufré and Fernando Sergio Rubín) were summoned to file defense, In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, an administrative penalty is likely to be imposed. Accordingly, the Bank has booked an allowance of 360 for the year ended December 31, 2016. On May 4, 2018, the Company was notified that the UIF had decided to impose a lower penalty, which would be duly appealed. As from September 2, 2019, the date of the merger of Tarshop S.A.U, into Banco Hipotecario S.A., all the assets, rights and obligations of Tarshop S.A.U. were transferred to the Bank, as merging or surviving company; therefore, it is the surviving party to these summary proceedings.

On July 3, 2020, notice of the judgment rendered was served dismissing the appeal and legal costs were awarded against the losing party.The Appellate Court dismissed the appeal on merely formal grounds. On August 18, 2020, an extraordinary appeal was lodged against the judgment rendered on July 3, 2020.

On December 3, 2020, Courtroom V of the Federal Appellate Court in Administrative Matters granted the appeal lodged.

On August 17, 2023, the Supreme Court of Justice found that the extraordinary appeal that had been lodged was inadmissible, ordering the appellant to bear the costs incurred.

The only pending issue is for the court to set the fees of the UIF’s attorneys for the tasks performed with the Supreme Court of Justice, along with the payment of such fees and those set by Courtroom V when rejecting the appeal.

30.7. Restrictions on the distribution of profits

Regulations issued by the BCRA provide that 20% of the fiscal year’s profits, net of potential adjustment from prior years, if applicable, shall be allocated to a legal reserve.

In accordance with the conditions set forth by the BCRA, profits may be distributed only to the extent there are positive results after the off-balance sheet deduction from unappropriated retained earnings/losses, legal, statutory and/or special reserves set up for the following items: the difference between the book value and the market value of sovereign debt and/or monetary regulation instruments issued by the BCRA valued at amortized cost, amounts capitalized for lawsuits related to deposits, the result from revaluation of property, plant & equipment and intangible assets and investment property, among others.

Furthermore, the Bank shall verify that, after the proposed distribution of profits is carried out, there is a capital margin over risk-weighted assets, in addition to the minimum capital requirements set forth under applicable regulations, paid out of level 1 ordinary capital, net of deductible items.

In addition, the technical ratio of minimum capital requirements shall be met to distribute profits. The technical ratio shall be assessed excluding the aforementioned items from assets and unappropriated retained earnings/losses. Any existing deductible item regarding minimum capital requirements, payment and/or position shall not be computed.

As from January 2016, the BCRA provided for a capital maintenance margin in addition to the minimum capital requirement equivalent to 2.5% of risk-weighted asset. Said margin shall be fully paid in out of level 1 ordinary capital, net of deductible items. The distribution of profits shall be limited when the level and composition of the Entity's Regulatory Capital (Responsabilidad Patrimonial Computable) is within the capital maintenance margin range.

At present, financial institutions shall secure the BCRA’s previous consent to distribute profits.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Communication “A” 7427 provided that, from January 1, 2022 to December 31, 2022, financial institutions may only distribute profits for up to 20 % of the amount that would have otherwise been distributed if the rules on “Distribution of profits” had been applied. Besides, as from January 1, 2022, financial institutions that have secured the BCRA's previous consent will be required to make such distribution in 12 equal, monthly and consecutive instalments.

On March 9, 2023, Communication "A" 7719 was issued, repealing point 4, of the aforementioned communication as of April 1, 2023, allowing from that date and until December 31, 2023 the distribution of profits, with the prior authorization of the BCRA, in 6 equal, monthly and consecutive installments for up to 40% of the amount that would have been distributed if the provisions of section 6 on "Distribution of Profits" had been applied.

Finally, on March 21, 2024, through Communication “A” 7984, the distribution of up to 60% of the amount that would have corresponded to applying the provisions of section 6 of the regulations was ordered until December 31, 2024. on “Distribution of Results”. Through Communication “A” 7997 of April 30, 2024, it was established that the aforementioned distribution could be made in 3 equal, monthly and consecutive installments (see Note 31).

30.8. Capital management and transparent corporate governance policy

Banco Hipotecario assumes that institutions must rely on a Corporate Governance system to provide guidance to the structure and operation of their corporate bodies for the benefit of the institutions, their shareholders, depositors, investors and the community at large.

The Bank’s Corporate Governance system is designed as a dynamic process that considers the company’s development, the results of its operations, the regulations imposed from time to time, and the recommendations on best market practices, harmonizing them with its social reality.

The Bank’s Corporate Governance is thus governed by currently applicable laws and regulations, its bylaws and the Code of Corporate Governance that address matters related to the Bank’s operations, its Shareholders’ Meetings, the Board, the Board’s committees, the office of the General Manager, Senior Management and relations with its subsidiaries.

Besides, the Bank relies on guidelines for internal behavior contained in its Code of Ethics, which groups the ethical standards and principles that should guide the behavior of directors, managers and employees.

1) The Board of Directors: Structure:

Pursuant to section 21 of Law No. 24855, and Banco Hipotecario’s bylaws, the Bank’s Board of Directors is composed of thirteen regular members elected to hold office for two-year terms by the different share class shareholders’ meetings. Directors may be re-elected indefinitely and on a step-wise basis. The holders of each class of shares appoint a number of alternate Directors that is equal to or less than the number of regular Directors that the class is entitled to elect.

Candidates to serve in the Bank’s Board must not be included within the scope of inability set forth in section 264 of Law No. 19550, and section 10 of Law No. 21526; they must have experience in financial activities and cannot hold office until the BCRA authorizes so.

The BCRA examines directors’ background information and analyzes their skills and experience to perform their duties on the basis of: (i) the candidate’s professional history in the financial industry and/or (ii) the candidate’s professional credentials and track record in the public or private sector in similar matters or areas that are relevant to the Bank’s commercial profile. In addition, the BCRA’s rules require that at least two thirds of Board members should have proven experience in financial activities.

Directors are designated by a majority vote at the Shareholders’ Meetings held by the holders of each of the classes of common stock, as follows:

a) Class A shares elect 2 regular Directors and 2 alternate Directors,
b) Class C shares elect 1 regular Director and 1 alternate Director in so far as Class C shares represent more than 3% of the capital stock issued at the time the respective Shareholders’ Meeting was called,
c) Class D shares are entitled to appoint the rest of the regular and alternate Directors to make up the 13 members. When Class C is, for any reason, entitled to appoint and/or participate in the appointment of, directors, any such share class may cast a vote together with Class D shares at the special Class D Shareholders’ Meeting called to elect directors.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Class A shares are held by the Argentine Government (or its nominated trustees), which exercises its political rights; Class C shares are meant to be initially offered to legal entities engaged in the construction of homes or in real estate activities (up and until the shares are sold, the political rights arising from these shares are exercised by the Argentine Government), and Class D shares, which are transferred in exclusive, perpetual and absolute ownership to private capital. The subscription or acquisition of Class D shares by the Argentine Government, or another legal entity run by the State does not entail a change of class.

The Directors elected by the special Class A and C Shareholders' Meetings, while their political rights are exercised by the Argentine Government, may assume the positions and perform them on commission, ad referendum of the pertinent resolution issued by the BCRA, without prejudice to the validity of the acts in which they participate during such fiscal year.

Finally, as a result of the dissolution of the Employee Stock Ownership Program and the specific allocation of shares to each of the members and/or beneficiaries of said Program, the existence of Class B Shares was terminated, which, in turn, led to the transformation of Class B shares into Class D shares. Likewise, the Director representing Class B shares will continue to hold office as defined in the by-laws of this Bank and until the end of the term defined and authorized in the charter approved by the BCRA.

To strengthen objective decision making and prevent conflicts of interest, the Board considers it advisable that some of its members should be independent Directors. Independent Directors must satisfy the requirements imposed by Law No. 19550, Law 26831, the CNV rules and the BCRA’s regulations.

Besides, under Argentine Companies Law No. 19550 and the Bank’s Bylaws, the Bank’s Supervisory Committee consists of a committee made up of 5 regular supervisory auditors and 5 alternate supervisory auditors appointed as follows: 4 regular supervisory auditors and 4 alternate supervisory auditors are designated by holders of Class D and C shares, who cast votes as members of only one class in the class Shareholders’ Meeting held to that end; and 1 regular supervisory auditor and 1 alternate supervisory auditor are appointed by Class A shares. When Class C shares fall short of representing 3% of capital stock, the Company shall reduce the number of supervisory auditors to 3 regular supervisory auditors and 3 alternate supervisory auditors. Two of these regular supervisory auditors and two alternate supervisory auditors shall be designated by the holders of Class C and D shares who, to that end, will cast votes as members of a single class in the relevant class Shareholders’ Meeting and one regular supervisory auditor and one alternate supervisory auditor being appointed by the holders of Class A shares. Given that supervisory auditors are appointed by classes of shares, in so far as there are classes of shares, the Company will not be required to elect supervisory auditors based on cumulative votes. Supervisory auditors shall serve for two-year terms and they shall remain in office until they are replaced and may be indefinitely re-elected. In addition, the powers and duties of supervisory auditors are set forth in section 293 of the Argentine Companies Law.

Board Committees:
 The Bank’s bylaws provide for the operation of an Executive Committee. Besides, the Board has approved the creation of various committees made up of Directors and entrusted with the following tasks:

Executive Committee:
Overall, the Executive Committee is responsible for supervising the Bank’s day-to-day businesses and it shall be composed of a minimum of 5 and a maximum of 9 Directors elected by Class D shareholders and such number of alternate Directors of the same class as determined by the Board.

Audit Committee:
The Audit Committee is in charge of overseeing the reasonable operation of the Bank’s internal control environment and the Bank’s risk management systems.

Committee for Controlling and Preventing Money Laundering and Terrorism Financing:
This Committee has been entrusted with helping the Bank comply with the obligations imposed by the applicable rules and regulations that seek to prevent these crimes.

Information Technology Committee:
This Committee is responsible for ensuring that the Bank’s global IT, information systems and logical security policies are complied with.

Credit Committee:
This is the committee in charge of establishing the Bank’s limits when it comes to credit exposure to its customers.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Personnel Incentives Committee:
This is the committee responsible for making sure that the system of personnel incentives is consistent with the Bank’s culture, its objectives, long-term business, strategy and control environment, as outlined in the applicable policy. Such Committee reports to the Executive Committee.

Risk Management Committee:
The main purpose of this Committee is to monitor the risks to which the entity is exposed, with responsibility, inter alia, for: i) monitoring the management of credit, market, liquidity, interest rate and operations risks, taking into account the best risk management practices; and ii) advising the Board of Directors on the design of risk policies and strategies.

Corporate Governance Committee:
Its mission is to supervise the enforcement of the Code of Corporate Governance and adherence to the corporate principles of “full disclosure”, “transparency”, “efficiency”, “investor protection”, “equal treatment amongst investors” and “protection of the entity’s stability”. In addition, it will evaluate the Board’s actions, the succession planning schemes in force for Senior Management and control compliance with the Bank’s internal rules and external regulations.

Directors’ Ethics Committee and Personnel’s Ethics Committee:
They have been entrusted with making sure that the Bank relies on adequate means for the promotion of appropriate decision-making within the framework of its ethical considerations.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

Finance Committee:
It is responsible for overseeing compliance with the Bank’s solvency and liquidity policies by managing financial risks.

Committee of Social and Institutional Affairs:
This committee has been entrusted with promoting the Bank’s image and positioning in the community at large within the framework of enterprise social responsibility.

Committee for the Protection of Users of Financial Services:
This committee watches for the Bank's relationship with users of financial services that purchase its products.

Managers’ Committees:
Committees convene managers from different areas and/or sectors related to a given topic requiring interaction among them - at the applicable decision level in the line - in order to ensure that the aspects discussed are dealt with and executed in a coordinated manner. In these cases, committees will act within the authorization matrix assigned to their respective competencies, defining, in each case, which members shall be in charge of ensuring execution of the agreed-up courses of action. Where the decision level is higher than that of its members, the committees’ conclusions shall be regarded as advice to the relevant management, committee or the Board of Directors, as applicable.

The existing Committees are the following: (1) Asset – Liability Committee – ALCO, (2) Retail Banking Pricing and Rates Committee, (3) Expenditure Tracking and Investment Committee, (4) Lending Committee, (5) Real Estate Committee, and (6) Crisis Committee.

Senior Management:

The Bank’s General Manager and Senior Management members must be experiences and skilled in financial activities. None of them can be within the scope of the disqualifications and inabilities prescribed by section 264 of Law No. 19550, and by section 10 of Law No. 21526.

In turn, they are subject to applicable laws and regulations, in particular Laws No. 24855, 24240, 21526, 19550 and 26831, as amended, regulatory and supplementary decrees, the BCRA’s regulations, the CNV rules and the Bank’s bylaws.

Senior Management members must act with the loyalty and diligence expected from a good businessman. Those members who fail to perform their duties shall incur joint, several and unlimited liability for the damages arising from their acts or omissions.

Furthermore, Senior Management is responsible for deploying the strategy, abiding by the policies and employing the practices that the Board has approved for managing risks such as credit, liquidity, market, interest rate and operational risk and for implementing and developing written procedures to identify, evaluate, monitor, control and mitigate risks.

2) Basic share structure:

The capital stock is represented by 1,500,000,000 shares of a par value of one peso each, divided into Class A, C and D shares according to the percentages set forth in the table of Note 25 to the Separate Financial Statements. Class A and C shares entitle to one vote per share. Class D shares, which are owned by the private sector, entitle to three votes per share so long as the Argentine Government owns more than 42% of the capital stock.

Pursuant to the provisions of the Privatization Law and the Bank’s bylaws, the Board of Directors shall be composed of 13 members and the majority Class D shareholders are entitled to elect 10 of them.

The table in Note 18 shows the latest capital structure, specifying the classes of shares, par value and equity percentage.

It should be noted that the main Class D holders are: (a) private shareholders - Tyrus SA, Ritelco SA, E-Commerce Latina SA, Palermo Invest SA, IRSA Inversiones y Representaciones SA and Inversora Bolívar SA- holding 446.5 million of shares representing approximately 29.9% of the capital stock, and (b) representative of state direct and indirect political rights – Trustee of the Options which shall be maintained in the Trust until the disposal thereof pursuant to the instructions received from the Argentine Government, through the Trustee of Fondo Federal de Infraestructura Regional Assistance Trust and ANSES, which hold 164.9 million of shares representing approximately 7.6% of the capital stock.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

3) Organizational structure:

Law No. 24855 declared Banco Hipotecario Nacional to be subject to privatization and transformed it into an Argentine corporation (Sociedad Anónima), Banco Hipotecario Nacional was a state-run entity founded on November 15, 1886.By virtue of Law No. 24855 and its regulatory decrees, Decree 677/1997, Decree 924/1997 and Decree 1394/1998, the BCRA’s Resolutions No. 271/2007, 664/1998, 362/2001 and Communication “B” 6444. As from December 24, 1998 the Bank has been doing business as Banco Hipotecario S.A. operating as a merchant retail bank.The Bank was admitted to the public offering regime by the CNV and then it was also authorized to have its shares listed on and traded in the Buenos Aires Stock Exchange.

The following is the Bank’s organizational chart at year-end:

The Bank controls, either directly or indirectly, the companies comprised in its group of subsidiaries: BHN Sociedad de Inversión S.A., engaged in the investment business and responsible for managing ownership interests in other companies; BHN Vida S.A., an insurance company that offers life insurance; BHN Seguros Generales S.A. and ComparaenCas.com, which provides insurance against fire and damages to real property and others; and BACS Banco de Crédito y Securitización S.A., a merchant bank which controls BACS Administradora de Activos SASGFCI, which is the Agent of Collective Investment Product Management of Toronto Trust Mutual Funds.

4) Information concerning financial incentives to personnel:

1 - The Personnel Incentives Committee is made up of 3 Directors and the highest officer in the organizational development area. At least one of the Directors in the Committee must have experience in the subject. The Directors shall hold office in the Committee for a term of at least 2 years, always provided that their office as Directors does not expire earlier.Such term may be extended in each case only upon express decision of the Board of Directors. The term in such office shall not overlap, so that the Committee is always composed of one Director with experience in the subject. The appointment of the members of the Personnel Incentives Committee, as well as any changes in its membership, whether by reason of resignation, leave of absence, addition or replacement of its members or any other cause, shall be notified by the Company to the BCRA and the CNV within the terms set forth in the applicable laws.

The Committee’s main objective is to monitor the incentive system, and it is responsible for establishing the policies and practices for providing financial incentives to the Bank’s personnel involved in risk management (be it credit, liquidity, market, interest rate and/or operational risk), adjusting decisions to the exposure to these risks assumed by the Company according to the liquidity and capital requirements at stake, both on current and future potential risks and/or risks to the Entity’s reputation and whereby the economic incentives to the members of the organization should be tied to the contribution by each individual and by each business unit to the Company’s performance.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

2 - The design of incentives is based on the principle that all employees should receive a total compensation that is in line with the tasks performed, whose internal relative value shows the responsibilities of the position and the employee’s performance, and whose external comparative value is competitive with comparable salaries prevailing in the market, ensuring that internal equity and external competitive criteria are met, by reviewing and managing compensation packages so as to obtain a salary structure aligned to the business needs and possibilities, framed in a set of rules that foster individual progress based on each employee’s potential and the Bank’s possibilities, so as to ensure an environment that encourages the development of individuals and of the organization.

3 - Personnel financial incentives are adjusted by directly relating each individual contribution to the Bank’s performance, with a view to achieving the targets set by the Company’s Board of Directors; and the results obtained through the duties that are being compensated are framed into the risk exposure assumed by the Board of Directors.

4 - The bank measures its performance through indicators associated with its strategic environments: business, sustainability, customers, employees and organizational intelligence.

5 - Pursuant to its long-term incentive and performance policy, the Bank establishes a direct relationship between each employee’s individual contribution and the Bank’s goals, with a view to fulfilling the targets set by the Company’s Board of Directors and obtaining sustainable profits, through the following actions, inter alia.

 Clearly communicating the corporate targets set by the Board of Directors for the following year and in the long term;

● Strengthening and clarifying the relationship between performance and incentives;
● Aligning incentives with the key factors of success for the Bank and rewarding actions that add value, privileging costs and efficiency;
● Fostering cooperation and team work. Causing the various departments to work hand in hand toward the achievement of common targets consistent with the Bank’s strategic plans;
● Rewarding the attainment of quantitative, specific, measurable and controllable objectives; and
● Achieving better clarity and objectivity upon measuring individual and group performance.

6 - The various variable compensation items are: Commissions, Bonuses and Profits. Payments are recorded in the salary receipts and are made in cash. Banco Hipotecario S.A. sets the criteria regulating the Incentive Policy with a view to integrating individual and group efforts, seeing that internal relative value shows the responsibilities and risks associated with each employee’s position and performance and that its external comparative value is competitive in the salary market. Performance management measures the employees’ performance in terms of the results attained with respect to the goals set and the qualifications required for each position.

The Bank has a system of financial incentives for personnel, consistent with its culture and objectives, which is aligned with the other managing tools in order to achieve a prudent assumption of both current and future risks.

The Personnel Incentives Committee assesses individual performance in lights of the targets set for their roles and the risk assumed by personnel on behalf of the Entity, seeing that the total funds allocated to their payment are consistent.

5) Policy related to business conduct and/or ethics code, as well as the applicable governance policy or structure:

The Bank has internal rules of conduct (Code of Ethics) that include the ethical guidelines and principles that govern interaction amongst executives and employees, within a framework of respect for the law and for the rules that govern the banking industry.

Additionally, the Bank adheres to the Code of Banking Practices, which has been prepared with the involvement of all of Argentina’s associations in the banking industry and financial institutions as a self-regulatory initiative that seeks to promote best banking practices in Argentina and, in turn, the Bank adheres to the Investor Protection Code and has an integrity program in place under the scope of the anti-corruption law.

The Bank has adhered to those codes in the belief that its adoption will help strengthen the rights of customers and increase transparency in the information provided to them by financial institutions.

The aforementioned codes are an integral part of the Bank’s and its subsidiaries’ Corporate Governance systems.

6) Conflicts of interest:

The decisions and actions of the Bank’s members, managers, legal representatives and employees must always seek to achieve the Bank’s and its customers’ best interests, and they should never derive from personal considerations. Neither family and friendship relationships nor expectations from current or potential suppliers, contractors, competitors or regulators must affect independence and sound judgment to safeguard the Bank’s interests.

Notes to the consolidated financial statements as of December 31, 2023 (Audited) and December 31, 2022 (Unaudited)
In thousands of Argentine Pesos, except otherwise indicated

7) Complex structures:

In the corporate structure of Banco Hipotecario and its subsidiaries, the controlling company is at the core of the main financial intermediation activities and relies on other economic units for the businesses and supplementary services of non-depository merchant banks and insurance companies, securities transactions and issuance of Shopping credit cards, whilst maintaining and reinforcing any possible synergies amongst its different customers.

None of the group companies has affiliates or subsidiaries abroad, nor are they engaged in off-shore transactions.

The organization does not employ complex structures or trusts disguising the development of certain activities.

The participation of each company as trustor, trustee or beneficiary is restricted to the scope of financial trusts whose securities are generally admitted to public offering. The most relevant details surrounding these trusts, as well as the investments in their certificates and securities are disclosed in the Bank’s separate financial statements and consolidated financial statements.

31. SUBSEQUENT EVENTS

On May 3, 2024, the BCRA authorized the distribution of dividends requested by Banco Hipotecario S.A. for an amount of 26,500,000 in the currency of December 2023, which restated as of April 30, 2024 are equivalent to 43,728,450, which will be paid in 3 monthly and consecutive installments.

The first installment was paid on May 27, 2024 for an amount of 14,576,150.

There are no other events that occurred between the closing date of the period and the issuance of these condensed interim consolidated financial statements that could significantly affect the financial situation or results of the period, except as mentioned in the previous paragraph.

SCHEDULE B – CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING ARRANGEMENTS BY STATUS AND GUARANTEES RECEIVED
As of December 31, 2023 (Audited) and December 31, 2022 (Unaudited) In thousands of Argentine Pesos, except otherwise indicated

Commercial Portfolio	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Performing	66,858,581	98,422,017
With “A” preferred collateral and counterguarantees	9,187,013	20,381,981
With “B” preferred collateral and counterguarantees	2,359,135	4,927,774
Without preferred collateral and counterguarantees	55,312,433	73,112,262

Subject to special monitoring	1,503	43,064
Under observation	1,503	43,064
With “A” preferred collateral and counterguarantees	262	35,220
Without preferred collateral and counterguarantees	1,241	7,844

Troubled	10,112	19,127
With “A” preferred collateral and counterguarantees	6,727	18,124
Without preferred collateral and counterguarantees	3,385	1,003

With high risk of insolvency	359,086	1,922,612
With “A” preferred collateral and counterguarantees	356,540	650,892
Without preferred collateral and counterguarantees	2,546	1,271,720

Irrecoverable	2,047,355	6,649,917
With “A” preferred collateral and counterguarantees	-	6
With “B” preferred collateral and counterguarantees	-	5,981,755
Without preferred collateral and counterguarantees	2,047,355	668,156
Total commercial portfolio	69,276,637	107,056,737

SCHEDULE B – CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING ARRANGEMENTS BY STATUS AND GUARANTEES RECEIVED (CONT.)
As of December 31, 2023 (Audited) and December 31, 2022 (Unaudited) In thousands of Argentine Pesos, except otherwise indicated

Consumer and housing portfolio	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Performing	91,149,983	145,190,409
With “A” preferred collateral and counterguarantees	366,303	2,257,839
With “B” preferred collateral and counterguarantees	34,066,730	48,575,824
Without preferred collateral and counterguarantees	56,716,950	94,356,746

Low risk	1,746,653	2,467,264
Low risk	1,711,868	2,460,151
With “A” preferred collateral and counterguarantees	65	28,989
With “B” preferred collateral and counterguarantees	700,329	1,117,897
Without preferred collateral and counterguarantees	1,011,474	1,313,265

Special treatment	34,785	7,113
With “B” preferred collateral and counterguarantees	27,071	-
Without preferred collateral and counterguarantees	7,714	7,113

Medium risk	952,345	1,359,475
With “A” collateral and counterguarantees	101	31,044
With “B” collateral and counterguarantees	260,773	563,094
Without preferred collateral and counterguarantees	691,471	765,337

High risk	992,053	1,376,555
With “A” collateral and counterguarantees	432	34,884
With “B” preferred collateral and counterguarantees	398,088	395,506
Without preferred collateral and counterguarantees	593,533	946,165

Irrecoverable	786,673	1,021,841
With “A” collateral and counterguarantees	-	1,513
With “B” preferred collateral and counterguarantees	226,034	641,799
Without preferred collateral and counterguarantees	560,639	378,529
Total consumer and housing portfolio	95,627,707	151,415,544
Total general (1)	164,904,344	258,472,281

(1)
Reconciliation between Schedule C and the Statement of Financial Position:

	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Loans and other financing arrangements (Note 9)	142,587,921	236,551,990
Other debt securities (Note 10)	33,146,129	86,973,279
Off-balance sheet accounts	4,538,994	2,997,955
plus allowances (Schedule R)	7,516,780	14,599,303
plus IFRS adjustments not computable for Statement of Debtors’ Condition	592,264	690,225
less items not computable for Statement of Debtors’ Condition	(2,394,352)	(3,592,279)
less government securities at amortized cost (Note 10)	(21,083,392)	(79,748,192)
TOTAL	164,904,344	258,472,281

SCHEDULE C – CONSOLIDATED CONCENTRATION OF LOANS AND OTHER FINANCING ARRANGEMENTS
As of December 31, 2023 (Audited) and2022 (Unaudited)
In thousands of Argentine Pesos and constant currency

	FINANCING
	12/31/2023 (Audited)		12/31/2022 (Unaudited)
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	27,097,221	16.43%	26,071,724	10.09%
50 following largest customers	14,417,265	8.74%	38,716,073	14.98%
100 following largest customers	7,514,524	4.56%	17,911,420	6.93%
Rest of customers	115,875,334	70.27%	175,773,064	68.00%
Total (1)	164,904,344	100.00%	258,472,281	100.00%

(2)
Reconciliation between Schedule C and the Statement of Financial Position:
	12/31/2023 (Audited)	12/31/2022 (Unaudited)

Loans and other financing arrangements (Note 9)	142,587,921	236,551,990
Other debt securities (Note 10)	33,146,129	86,973,279
Off-balance sheet accounts	4,538,994	2,997,955
plus allowances (Schedule R)	7,516,780	14,599,303
plus IFRS adjustments not computable for Statement of Debtors’ Condition	592,264	690,225
less items not computable for Statement of Debtors’ Condition	(2,394,352)	(3,592,279)
less government securities at amortized cost (Note 10)	(21,083,392)	(79,748,192)
TOTAL	164,904,344	258,472,281

SCHEDULE D – CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING ARRANGEMENTS
BY MATURITY DATES
As of December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

		Remaining terms to maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Non-financial government sector	118	9	-	-	-	-	-	127
Financial sector	-	3,476,040	45,866	63,160	117,232	143,826	66,972	3,913,096
Non-financial private sector and foreign residents	4,752,581	38,760,647	23,619,506	16,972,982	16,853,167	18,789,977	45,143,823	164,892,683
TOTAL	4,752,699	42,236,696	23,665,372	17,036,142	16,970,399	18,933,803	45,210,795	168,805,906

The decrease in future contractual flows is presented, including interest and additional amounts to be accrued until maturity of non-discounted agreements,

SCHEDULE F – CONSOLIDATED CHANGES IN PROPERTY AND EQUIPMENT
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

					Impairment		Depreciation
Item	Original value at the beginning of the year	Total useful life in years	Increases	Decreases	Losses	Reversals (Note 22)	Accumulated	Decreases	For the year	At year-end	Residual value at year-end
Measured at cost
- Real estate	39,786,872	50	-	-	-	1,358,499	(4,370,889)	-	(1,055,583)	(5,426,472)	35,718,899
- Furniture and facilities	9,365,765	10	204,255	(7,259)	-	-	(7,938,762)	-	(514,698)	(8,453,460)	1,109,301
- Machinery and equipment	43,723,254	(a)	1,036,300	(12,087)	-	-	(42,366,913)	2,645	(1,077,653)	(43,441,921)	1,305,546
- Vehicles	21,028	5	-	-	-	-	(21,028)	-	-	(21,028)	-
- Sundry	1,368,054	5	93,214	(16,999)		-	(1,267,825)	-	(50,945)	(1,318,770)	125,499
- Right of use of leased personal property	869,406	(b)	-	-	-	-	(842,150)	-	(27,256)	(869,406)	-
- Right of use of leased real estate	7,656,877	(b)	1,220,175	(1,491,306)	-	-	(6,143,799)	1,262,653	(1,291,309)	(6,172,455)	1,213,291
Works in progress	-		553,992	-		-	-	-	-	-	553,992
Total property and equipment	102,791,256		3,107,936	(1,527,651)	-	1,358,499	(62,951,366)	1,265,298	(4,017,444)	(65,703,512)	40,026,528

(a) The useful life of machinery is 5 years and the useful life of equipment is 3 years,
(b) The useful life is the term of each lease agreement,

SCHEDULE F – CONSOLIDATED CHANGES IN INVESTMENT PROPERTY(CONT.)
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

Item	Original value at the beginning of the year	Net income/loss from measurement at fair value	Increases	Decreases	Residual value at year-end

Measured at fair value
- Leased real estate (Note 12.3)	5,340,916	879,604	-	-	6,220,520
Total investment property	5,340,916	879,604	-	-	6,220,520

SCHEDULE G – CONSOLIDATED CHANGES IN INTANGIBLE ASSETS
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

					Impairment		Depreciation
Item	Original value at the beginning of the year	Total useful life in years	Increases	Decreases	Losses	Reversals	Accumulated	Decreases	For the year	At year-end	Residual value at year-end
Measured at cost
Other intangible assets	21,584,531	5	967,249	-	-	-	(19,628,804)	-	(678,829)	(20,307,633)	2,244,147
Total intangible assets	21,584,531		967,249	-	-	-	(19,628,804)	-	(678,829)	(20,307,633)	2,244,147

SCHEDULE H – CONSOLIDATED CONCENTRATION OF DEPOSITS
As of December 31, 2023 (Audited) and 2022 (Unaudited)
In thousands of Argentine Pesos and constant currency

DEPOSITS

	12/31/2023 (Audited)	12/31/2022 (Unaudited)
Non-financialpublic sector	34,233,735	33,013,074
Financial sector	554	1,371
Non-financial private sector and foreign residents	1,095,849,345	888,010,752
Total	1,130,083,634	921,025,197

CONCENTRATION OF DEPOSITS

	DEPOSITS
	12/31/2023 (Audited)		12/31/2022 (Unaudited)
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	612,776,795	54.22%	413,118,512	44.85%
50 following largest customers	291,034,830	25.75%	174,408,376	18.94%
100 following largest customers	30,759,486	2.73%	26,191,077	2.84%
Rest of customers	195,512,523	17.30%	307,307,232	33.37%
TOTAL	1,130,083,634	100.00%	921,025,197	100.00%

SCHEDULE I – CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES BY MATURITY DATES
As of December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity:

	Remaining terms to maturity
Item	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits
Non-financial public sector	33,737,853	4,101,977	-	-	-	735,323	38,575,153
Financial sector	555	-	-	-	-	-	555
Non-financial private sector and foreign residents	1,046,108,512	55,616,181	1,351,900	775,172	74,105	61,625	1,103,987,495
Liabilities at fair value through profit or loss	27,413,079	-	-	-	216,966	-	27,630,045
Other financial liabilities	37,531,815	643,122	972,570	2,116,550	4,437,568	7,794,207	53,495,832
Loans from the BCRA and other financial institutions	851,959	432,484	1,824,647	-	-	-	3,109,090
Negotiable obligations issued	-	-	14,128,692	13,901,670	13,901,670	-	41,932,032
TOTAL	1,145,643,773	60,793,764	18,277,809	16,793,392	18,630,309	8,591,155	1,268,730,202

The decrease in future contractual flows is presented, including interest and additional amounts to be accrued until maturity of non-discounted agreements,

SCHEDULE P – CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES
As of December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

			Fair value through profit or loss		Fair value hierarchy
Description	Amortized cost	Fair value through OCI	Originally designated or pursuant to paragraph 6,7,1 under IFRS 9	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and bank deposits	98,793,594	-	-	-	-	-	-
Cash	16,342,862	-	-	-	-	-	-
Financial institutions and correspondents	82,450,287	-	-	-	-	-	-
Other	445	-	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	143,883,964	-	134,124,704	9,759,260	-
Derivative instruments	-	-	-	402,791	-	402,791	-
Repo transactions	950,133,490	-	-	-	-	-	-
BCRA	949,080,791	-	-	-	-	-	-
Other financial institutions	1,052,699	-	-	-	-	-	-
Other financial assets	26,382,576	-	9,379,834	-	9,379,834	-	-
Loans and other financing arrangements	140,807,013	-	-	-	-	-	-
Non-financial government sector	127	-	-	-	-	-	-
Other financial institutions	3,757,134	-	-	-	-	-	-
Non-financial private sector and foreign residents	137,049,752	-	-	-	-	-	-
Overdraft facilities	2,986,654	-	-	-	-	-	-
Notes	10,888,627	-	-	-	-	-	-
Mortgage loans	37,639,818	-	-	-	-	-	-
Pledge loans	14,832	-	-	-	-	-	-
Consumer loans	7,986,383	-	-	-	-	-	-
Credit cards	49,849,476	-	-	-	-	-	-
Finance leases	1,464,237	-	-	-	-	-	-
Other	26,219,725	-	-	-	-	-	-
Other debt securities	33,146,129	-	-	-	-	-	-
Financial assets pledged as collateral	7,447,592	-	11,062,391		6,216,115	4,846,276	-
Investments in equity instruments	-	-	5,773,485		5,326,299	447,186	-
TOTAL FINANCIAL ASSETS	1,256,710,394	-	170,099,674	402,791	155,046,952	15,455,513	-

SCHEDULE P – CATEGORIES OF CONSOLIDATED FINANCIAL ASSETS AND LIABILITIES (CONT.)
As of December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

			Fair value through profit or loss		Fair value hierarchy
Description	Amortized cost	Fair value through OCI	Originally designated or pursuant to paragraph 6,7,1 under IFRS 9	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	1,130,083,634	-	-	-	-	-	-
Non-financial public sector	34,233,735	-	-	-	-	-	-
Financial sector	554	-	-	-	-	-	-
Non-financial private sector and foreign residents	1,095,849,345	-	-	-	-	-	-
Checking accounts	833,291,059	-	-	-	-	-	-
Savings accounts	103,571,377	-	-	-	-	-	-
Time deposits and term investments	144,601,887	-	-	-	-	-	-
Other	14,385,022	-	-	-	-	-	-
Liabilities at fair value through profit or loss	-	-	27,630,045	-	27,630,045	-	-
Other financial liabilities	49,476,514	-	-	-	-	-	-
Loans from the BCRA and other financial institutions	2,752,729	-	-	-	-	-	-
Negotiable obligations issued	38,320,559	-	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	1,220,633,436	-	27,630,045	-	27,630,045	-	-

SCHEDULE Q – CONSOLIDATED BREAKDOWN OF P&L
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

	12/31/2023 (Audited)
	Net financial income/(expense)
Items	Originally designated or pursuant to paragraph 6,7,1 under IFRS 9	Statutory measurement	OCI
Due to measurement of financial assets at fair value through profit or loss			-
Income/(loss) from government securities	333,697,161	-	-
Income/(loss) from corporate securities	25,162,955	-	-
Income/(loss) from derivative financial instruments
Forward transactions	430,784	-	-
Interest rate swaps	-	(433,626)	-
Options	-	(186,684)
Loss from other financial assets	-	(7,214)
Due to investments in equity instruments	18,716,467		-
TOTAL	378,007,367	(627,524)	-

12/31/2023 (Audited)
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial income/(expense)
Interest income
Cash and bank deposits	1,700,895
Corporate securities	6,909,450
Government securities	31,114,810
Loans and other financing arrangements
To the financial sector	299,587
Overdraft facilities	4,928,712
Promissory notes	10,889,627
Mortgage loans	45,503,323
Pledge loans	19,151
Consumer loans	11,795,315
Credit cards	30,592,293
Finance leases	1,737,580
Other	12,467,646
Repurchase transactions
BCRA	468,367,494
Other financial institutions	1,663,386
TOTAL	627,989,269

SCHEDULE Q – CONSOLIDATED BREAKDOWN OF P&L (CONT.)
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

12/31/2023 (Audited)
Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial income/(expense)
Interest expense
Deposits
Checking accounts	(410,017,522)
Savings accounts	(177,998)
Time deposits and term investments	(259,238,430)
Loans from the BCRA and other financial institutions	(43,093)
Repo Transactions
Other financial institutions	(541,195)
Other financial liabilities	(182,117)
Negotiable obligations issued	(5,339,700)
TOTAL	(675,540,055)
Commission income
Linked to liabilities	8,922,358
Linked to loans	166,797
Linked to securities	896,179
Linked to credit cards	19,075,669
Linked to collection management	414,038
Other	64,433
TOTAL	29,539,474
Commission expense
Linked to foreign trade and exchange transactions	(109,540)
Other	(1,832,798)
TOTAL	(1,942,338)

SCHEDULE R – CONSOLIDATED ALLOWANCE FOR EXPECTED CREDIT LOSSES
For the fiscal year ended December 31, 2023 (Audited)
In thousands of Argentine Pesos and constant currency

			ECL of remaining life of financial asset
Item	Balances at beginning of year (Unaudited)	ECL for the next 12 months	Financial instruments with significant increase in credit risk	Credit-impaired financial instruments	Monetary gain (loss) from provisions	Balance as of 12/31/2023 (Audited)
Other financial assets (Note 11.1)	170,273	56,038	-	-	(115,595)	110,716
Other financial institutions (Note 9)	31	(10)	-	-	(21)	-
Non-financial private sector and foreign residents (Note 9)	7,592,034	1,299,194	750,182	1,172,005	(5,154,060)	5,659,355
Overdraft facilities	105,938	23,852	1,187	2,170	(71,919)	61,228
Promissory notes	179,966	(12,474)	-	-	(122,175)	45,317
Mortgage loans	2,274,434	62,819	311,369	798,319	(1,544,062)	1,902,879
Pledge loans	318	(50)	-	-	(216)	52
Consumer loans	1,381,389	(7,059)	68,453	92,685	(937,794)	597,674
Credit cards	1,533,561	468,466	369,953	332,695	(1,041,100)	1,663,575
Finance leases	14,029	1,404	-	-	(9,524)	5,909
Call loan rate to companies	549,279	4,714	-	(135,958)	(372,893)	45,142
Other	1,553,120	757,522	(780)	82,094	(1,054,377)	1,337,579
Other debt securities (Note 10)	7,007,238	(480,150)	-	87,393	(4,757,056)	1,857,425
Contingent commitments	513,166	315,147	61,364	-	(348,377)	541,300
TOTAL ALLOWANCES (Note 8.3)	15,282,742	1,190,219	811,546	1,259,398	(10,375,109)	8,168,796